 As filed with the Securities and Exchange Commission on February 1, 2000

                                                Registration No. 333-95121
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO

                                 FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                             Digital Island, Inc.

  (Exact Name of Registrant as Specified in its Certificate of Incorporation)

                                ---------------

       Delaware                     7389                       68-0322824
   (State or Other
    Jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
   Incorporation or
     Organization)      Classification Code Number)      Identification Number)

                                ---------------
                         45 Fremont Street, 12th Floor
                            San Francisco, CA 94105
                                (415) 738-4100
      (Address, Including Zip Code, and Telephone Number, Including Area
              Code, of Registrant's Principal Executive Offices)

                                ---------------
                                 T.L. THOMPSON
                            Chief Financial Officer
                             Digital Island, Inc.
                         45 Fremont Street, 12th Floor
                            San Francisco, CA 94105
                                (415) 738-4100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                ---------------
                                  Copies to:

               CURTIS L. MO, ESQ.                           FRANK H. GOLAY, JR., ESQ.
              ANDREW R. HULL, ESQ.                             Sullivan & Cromwell
              ANTHONY S. WANG, ESQ.                           1888 Century Park East
              JOSEPH K. WYATT, ESQ.                                 Suite 2100
         Brobeck, Phleger & Harrison LLP                    Los Angeles, CA 90067-1725
              Two Embarcadero Place                               (310) 712-6600
                 2200 Geng Road
        Palo Alto, California 94303-0913
                 (650) 424-0160

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, Dated February 1, 2000.

                                4,500,000 Shares

                            [Logo of Digital Island]
                                  Common Stock

                                  -----------

  This is an offering of shares of common stock of Digital Island, Inc.

  We are offering 3,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,000,000 shares. Digital Island will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

  The common stock is quoted on the Nasdaq National Market under the symbol "ISLD". The last reported sale price of the common stock on January 31, 2000 was $84.50 per share.

  We also plan to offer $175 million in aggregate principal amount of our convertible subordinated notes due 2005, under a separate debt prospectus. Neither the completion of the note offering nor the completion of this common stock offering are contingent upon the other.

  See "Risk Factors" on page 9 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                     Per
                                                                    Share Total
                                                                    ----- -----
Price to public.................................................... $     $
Underwriting discount.............................................. $     $
Proceeds, before expenses, to Digital Island....................... $     $
Proceeds, before expenses, to the selling stockholders............. $     $

  To the extent that the underwriters sell more than 4,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 675,000 shares from Digital Island and the selling stockholders at the initial price to public less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on       , 2000.

Goldman, Sachs & Co.                                    Bear, Stearns & Co. Inc.
        Lehman Brothers
                Merrill Lynch & Co.
                        Thomas Weisel Partners LLC
                                                           Dain Rauscher Wessels

                                  -----------

                         Prospectus dated       , 2000.

                         [INSIDE FRONT COVER/GATEFOLD]

   Digital Island, Inc. -- Providing the industry's leading global e-Business delivery network, helping enterprises deliver a superior customer experience.

   [Diagram of Digital Island network and access providers]

   [World map showing locations of the company's headquarters, data centers, local content managers and dedicated fiber lines]

   [Digital Island logo]

   Digital Island removes the barriers to global e-Business, providing a global Delivery Network for enterprises that are using the Internet to deploy critical business applications worldwide. Offering a suite of services that integrates content delivery, hosting and intelligent networking, Digital Island delivers three key benefits to our customers:

 . A faster and more reliable end-user experience, enhancing brand loyalty, sales and customer satisfaction.

 . Greater geographic reach with the ability to transparently serve multiple regions with more relevant content.

 .  Lower total cost of conducting global e-Business.

   Digital Island provides a complete array of e-Business Delivery Network components, offering enterprises a nimble, fully scalable Internet services solution.

   Proprietary technology and strategic partnerships enable Digital Island to create a new platform for delivering Application Services, Content Delivery services, Hosting Services and Intelligent Network services -- an integrated suite of services all managed by Digital Island's global e-Business delivery network.

   [photographs of network operations center and regional data center]

   By locating servers within any Digital Island's strategically located data centers -- Hong Kong, Hawaii, Santa Clara, New York and London -- customers enjoy the benefits of a fully redundant data center and network infrastructure. Digital Island further reinforces its e-Business Delivery Network with on-site 24 X 7 X 365 personnel in each data center, two Network Operations Centers, and a wide variety of fault detection, isolation and recovery applications.

   [Diagram of the Company's Services]

   Digital Island's Application Services improve the effectiveness of e-Business applications, and shield the complexities of delivering distributed e-Business solutions. Our Application Services seamlessly integrate and deliver a customer's existing applications within our own e-Business delivery network, while simultaneously enhancing the application's operational capabilities.

   Digital Island's Content Delivery services intelligently manage content with sophisticated caching and mirroring technologies. Business-critical content resides closer to the customer, enabling fast, reliable delivery of e-Business applications.

   Digital Island's Hosting Services deliver a comprehensive Internet solution that includes server and applications management by a team of highly qualified engineers -- at a lower cost than in-house solutions.

   Digital Island's Intelligent Network is a high-performance solution allowing customers to deliver a fast, reliable and consistent end-user experience worldwide. We provide a dedicated network, combining global fiber-optic connections with advanced networking technology to deliver optimal reach and performance.

   Digital Island provides essential components of a Global e-Business Delivery Network, offering customers a revolutionary combination of services that reimagine the possibilities of e-Business. E-Business Without Limits -- exclusively from Digital Island.

                               PROSPECTUS SUMMARY

   This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes before making an investment decision. Our fiscal year ends on September 30. Unless we indicate otherwise, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                              Digital Island, Inc.

   We provide a global e-Business delivery network and suite of services for enterprises that use the Internet to deploy critical business applications and conduct e-commerce worldwide. We offer a comprehensive solution that integrates content delivery, hosting, intelligent networking and applications services. Our services enable enterprises to effectively deploy and manage their global applications by combining the reliability, performance and broad range of functions available in private networks with the ubiquitous access of the public Internet. We target global enterprises that increasingly rely on the Internet to conduct business, but are constrained by the unreliability, slow performance and limited range of functions of the public Internet. Our customers use our services and proprietary technology to facilitate the deployment of a wide variety of electronic commerce applications, including online marketing and sales, customer service, fulfillment, software, document and multimedia distribution and online training. As of December 31, 1999, we had contracts with 169 customers, of which 132 were deployed, including Activision, America Online, Autodesk, Blue Mountain, Canon, Cisco Systems, CNBC.com, E*TRADE, ft.com, Intuit, Microsoft, National Semiconductor, NetGravity, PBS.org and Value America.

   The Internet, a network of hundreds of interconnected, separately administered public and private networks, was not originally designed to handle either the large traffic levels or the vast array of content types being transmitted today. Organizations cannot predict or control the network path that their data will travel over the Internet and, as a result, are unable to avoid network congestion or bottlenecks that degrade performance. For companies conducting business over the Internet, poor website performance, such as failed commerce transactions, slow downloads or site crashes, can create dissatisfied users and result in lost customer goodwill and revenue opportunities. For enterprises using the Internet for global operations, the U.S.-centric nature of the public Internet also results in poor response times. Businesses are increasingly demanding Internet networks that operate with the functionality and performance levels previously available only on private corporate networks.

   Our solution includes a global e-Business delivery network consisting of a high speed network that connects our five geographically dispersed data centers and a suite of services that integrates content delivery services, hosting, intelligent networking and application services. Our core network architecture has 55 different connection points to the Internet and connects directly to local Internet service providers in 22 countries. The network is supplemented by over 1,200 content distributors, which provide improved reach to countries not directly accessed by our network. This minimizes the number of separate transmissions necessary to transmit data, resulting in greater speed and reliability for our customers' end-users. We also help our customers distribute content over the Internet by replicating and storing their applications and Internet content in multiple locations close to their end-users. This allows our customers to benefit from the lower overall cost of data storage versus transport and to provide a better online experience for their end-users.

   We offer service level guarantees, customized billing, security services to protect the integrity of data transmissions, network management and other high quality services designed to improve the content and applications delivered through our network. In addition, we operate Web sites and Internet applications, manage computer servers and maintain networking equipment for our customers in our advanced network data centers, and offer a range of data transport options which allow customers to reserve network capacity consistent with their expected network usage. These services are designed to allow customers to outsource Internet activities to us, thereby transferring to us the burden of attracting and retaining scarce technical staff and adopting continuously changing technologies, while lowering their operating costs and speeding deployment of applications over the Internet.

   Our objective is to become the leading global e-Business delivery network. In order to achieve this objective, we intend to continue to:

  . focus on leading global e-Business customers in targeted industries that rely on the Internet to provide critical business applications;

  . develop and implement new technologies and services that will allow our customers to improve the deployment and operation of their Internet applications globally;

  . expand the size and reach of our e-Business delivery network;

  . expand strategic technology and marketing/reselling relationships and establish new relationships with systems integrators, hardware and software vendors and application service providers; and

  . expand our sales capabilities in the U.S., Asia and Europe by hiring more direct sales personnel and developing additional agents and reseller channels.

                              Recent Developments

Sandpiper Merger

   On December 28, 1999, we completed our acquisition of Sandpiper Networks, Inc. through the merger of a wholly owned subsidiary of Digital Island with and into Sandpiper, in which Sandpiper survived as a wholly owned subsidiary of Digital Island. We pursued this merger to enhance our comprehensive network services for providing global e-Business applications.

   In the merger, each outstanding share of Sandpiper capital stock was converted into the right to receive 1.0727 shares of our common stock. We also assumed outstanding options and warrants to acquire Sandpiper common stock and converted those options and warrants into options and warrants to acquire our common stock at the same exchange ratio. Overall, we issued or have reserved for issuance approximately 24.6 million shares of our common stock in connection with the merger.

   Under the merger agreement, the former Sandpiper shareholders agreed to indemnify and hold harmless Digital Island and some related parties from and against losses, costs, damages, liabilities and expenses arising from any breach of or default in any representation, warranty, covenant or agreement made by Sandpiper in the merger agreement or related agreements and instruments. To secure this indemnification obligation, 10% of the total number of shares of our common stock issued in the merger to Sandpiper shareholders have been deposited in escrow for a period of one year; the escrow will be our sole recourse for any such breach or default absent fraud, intentional misrepresentation or willful breach.

   In connection with the merger, Digital Island and Sandpiper stockholders holding approximately 57% of our common stock outstanding immediately after the merger entered into market standoff agreements restricting them from selling or otherwise transferring any of our equity securities. These market standoff agreements expire by their terms upon the closing of this offering. However, as further described in "Underwriting", a number of these holders have entered into lockup agreements in connection with this offering.

   In addition, we entered into employment agreements with Leo Spiegel, Andrew Swart and David Farber, former executive officers of Sandpiper. Mr. Spiegel became our President and agreed to restructure the vesting schedule of his unvested shares of Digital Island common stock so that 50% will vest on March 24, 2000 and the balance will vest on November 24, 2000, the expiration date of his employment agreement. Mr. Swart became our Vice President of Software Engineering and Mr. Farber became our Chief Scientist. Each agreed to remain with us for one year following the merger, and was granted a stock option (vesting over a 50-month period following the merger) to purchase 150,000 shares. For a more detailed description of these arrangements, see "Certain Transactions."

   Upon completion of the merger, Leo Spiegel, the former president and chief executive officer of Sandpiper, and G. Bradford Jones and Robert Kibble, former directors of Sandpiper, became directors of Digital Island as Sandpiper designees under the merger agreement.

SRI International Transaction

   On November 22, 1999, we acquired Internet technology from SRI International, a California nonprofit public benefit corporation, for $6,000,000 of our common stock. Additionally, pursuant to the agreement, we will obtain consulting services from SRI International for an additional $4,000,000 of our common stock. SRI's patent-pending technology is designed to improve download times for Internet content by intelligently avoiding network congestion. We will incorporate SRI technology into our e-Business delivery network to help ensure fast performance for e-Business applications, including transactions and other forms of dynamic processing.

Strategic Relationship with Sun Microsystems and Inktomi

   On December 7, 1999, we entered into memoranda of understanding with Sun Microsystems, Inc. and Inktomi Corporation providing for a joint strategic relationship. Under the relationship, we have agreed to purchase, over a two year period, up to $150 million of Sun servers, storage operating systems and server software, using Inktomi network caching applications. The total purchase would consist of 5,000 Sun servers. Sun and Inktomi also agreed to participate and invest in joint marketing and sales activities with us to support broadband and streaming media content delivery over the Internet. Sun agreed to provide $100 million of lease financing for the acquisition of the equipment, consisting of:

  . a $30 million initial line of credit;

  . a $30 million line of credit available in nine months upon meeting specified working capital maintenance and financing milestones; and

  . a $40 million line of credit available in fifteen months upon meeting specified additional working capital maintenance and financing milestones.

   In exchange for this lease financing, we agreed to grant Sun warrants to purchase up to $10 million of our common stock in three tranches corresponding on a pro rata basis with the above three lines of credit; the warrants will be exercisable at the five-day average trading price preceding the grant dates, and will expire in 48 months (in the case of the first warrant) and 36 months (in the case of the second and third warrant). The lease financing facility and the marketing and sales relationship are subject, in part, to definitive documentation.

   In connection with this strategic relationship, in January 2000, Sun purchased 391,869 shares of our common stock for $20 million, and Inktomi purchased 117,561 shares of our common stock for $6 million.

Live On Line Acquisition

   On January 18, 2000, we acquired Live On Line, Inc., a privately-held company located in New York City, through the merger of a subsidiary of Digital Island into Live On Line. As a result of the merger, Live On Line became a wholly owned subsidiary of Digital Island. Live On Line provides internet content and streaming media technology through its high-bandwidth, worldwide server network to clients in the entertainment, media, consumer products, pharmaceutical and education industries. In connection with this acquisition, the former shareholders of Live On Line were issued a total of 799,989 shares of our common stock, and will receive a total of $5,250,000 in exchange for all outstanding shares of Live On Line common stock and our assumption of all outstanding warrants of the company. The former shareholders of Live On Line received fifty percent of the cash consideration on the closing date and the remaining fifty percent will be paid upon the completion of this offering or July 18, 2000, if earlier. In addition, the former shareholders of Live On Line are entitled to require us to file a registration statement on Form S-3 with the Securities and Exchange Commission to register the offering of shares of common stock issued to them in the merger on or before July 17, 2000 or, if we are not permitted to use Form S-3 at such date, as soon as practicable after we become eligible to use such form.

                                ----------------

   We were incorporated in the State of California on February 10, 1994. We changed our name to Digital Island, Inc. on August 15, 1996 and reincorporated in the State of Delaware on June 22, 1999. Our principal headquarters are located at 45 Fremont Street, 12th Floor, San Francisco, California 94105, and our telephone number is (415) 738-4100. Information contained on our web site is not a part of this prospectus.

   The Digital Island name and logo, Digital Island Intelligent Network, Digital Island Global IP Applications Network, Digital Island Application Hosting and Content Distribution, Globeport, Digital Island Local Content Managers, TraceWare, Footprint and the names of products and services offered by Digital Island (including those referred to in "Business") are trademarks, registered trademarks, service marks or registered service marks of Digital Island. This prospectus also includes product names, trade names and trademarks of other companies.

                                  THE OFFERING

Common Stock offered by
 Digital Island...............  3,500,000 shares
Common Stock offered by the
 selling stockholders.........  1,000,000 shares
Common Stock to be outstanding
 after this offering(1).......  63,684,804 shares
Use of proceeds...............  We plan to use our net proceeds from this offering, together with existing cash, for
                                general corporate purposes including capital
                                expenditures and working capital needs. We may
                                also use a portion of the proceeds for strategic
                                investments or acquisitions. See "Use of
                                Proceeds."
Nasdaq National Market symbol.  ISLD

--------
(1) The common stock outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and excludes:

  . 7,594,453 shares of common stock issuable upon exercise of options outstanding at December 31, 1999 with a weighted average exercise price of $13.20 per share;

  . 1,438,806 additional shares reserved as of December 31, 1999 for future issuance under our 1999 stock incentive plan;

  . 300,000 shares reserved as of December 31, 1999 for future issuance under our 1999 employee stock purchase plan;

  . 509,430 shares sold by us in January 2000 pursuant to the Sun and Inktomi investments described in "--Recent Developments";

  . 799,989 shares issued by us in January 2000 pursuant to the acquisition of Live On Line described in "--Recent Developments"; and

  . the shares issuable upon conversion of the $175 million in aggregate principal amount of convertible subordinated notes we plan to sell in a separate public offering, before giving effect to any exercise of the underwriters' over-allotment option for the note offering. Neither the completion of the note offering nor the completion of this common stock offering are contingent upon the other.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                   Pro Forma
                                                              Pro Forma    Three Months Ended     Three Months
                                                             Year Ended       December 31,           Ended
                            Years Ended September 30,       September 30,      (unaudited)        December 31,
                          --------------------------------     1999(1)    ----------------------    1999(1)
                            1997       1998        1999      (unaudited)     1998        1999     (unaudited)
                          ---------  ---------  ----------  ------------- ----------  ----------  ------------
                                               (in thousands, except per share data)
Consolidated Statements
 of Operations Data:
Revenue.................  $     218  $   2,343  $   12,431   $   12,680   $    1,385  $    7,600   $    8,230
Total costs and
 expenses...............      5,593     19,459      64,918      272,884        7,418      32,272       87,943
Loss from operations....     (5,375)   (17,116)    (52,487)    (260,204)      (6,033)    (24,672)     (79,713)
Net loss................     (5,289)   (16,764)    (50,938)    (258,372)      (5,939)    (23,980)     (78,996)
Basic and diluted net
 loss per share.........      (3.53)     (7.50)      (4.58)       (7.24)       (2.53)      (0.65)       (1.31)
Shares used in basic and
 diluted net loss per
 share..................  1,497,711  2,236,452  11,127,462   35,683,550    2,345,984  36,676,137   60,431,483
Basic and diluted pro
 forma net loss per
 share(2)...............                        $    (2.02)               $    (0.38)
Shares used in basic and
 diluted pro forma net
 loss per share(2)......                        25,233,080                15,746,641

                                                            December 31, 1999
                                                               (unaudited)
                                                          ---------------------
                                                                         As
                                                            Actual    Adjusted
                                                          ---------- ----------
                                                             (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments........ $   37,104 $  318,106
Total assets.............................................  1,081,293  1,362,295
Long-term obligations, including current portion.........     14,129     14,129
Total stockholders' equity...............................  1,029,747  1,310,749

--------
   The above balance sheet data is shown:

  . on an actual basis;

  . on an as adjusted basis to reflect the sale by us of 3,500,000 shares of our common stock at an assumed public offering price of $84.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

   We filed a registration statement with the Securities and Exchange Commission to sell $175 million in aggregate principal amount of our convertible subordinated notes due 2005. Neither the completion of this common stock offering nor that note offering are contingent on the other. The above as adjusted balance sheet data does not reflect the sale of these convertible subordinated notes.

(1) See the unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus for more detailed information on the Sandpiper merger.

(2) See notes 2 and 9 of the notes to our consolidated financial statements for the determination of shares used in computing basic and diluted net loss per share. All convertible preferred stock converted into common stock at the time of our initial public offering in June 1999. Pro forma net loss per share is presented to reflect per share data assuming the conversation of all outstanding shares of convertible preferred stock into common stock as if the conversion had taken place at the beginning of the fiscal year or at the date of issuance, if later.

                                  RISK FACTORS

   An investment in our shares is extremely risky. This section describes risks involved in purchasing our common stock. Before you invest in our common stock, you should consider carefully the following risks, in addition to the other information presented in this prospectus, in evaluating us and our business. Any of the following risks could seriously harm our business and financial results and cause the trading price of our common stock to decline, which in turn could cause you to lose all or part of your investment.

                        Risks Related to Digital Island

We have a short operating history upon which to base your investment decision.

   Our limited operating history makes it difficult for us to predict future results of operations, and makes it difficult to evaluate us or our prospects. We were incorporated in 1994, and began offering our e-Business delivery network services in January 1997. Prior to such time, we were engaged in activities unrelated to our current operations, and as a result, the results of operations for such periods are not comparable to our results of operations for 1997 or any subsequent periods.

   We completed a merger with Sandpiper Networks, Inc. in December 1999. Sandpiper commenced operations in December 1996 and introduced its service in September 1998, and therefore also has a limited operating history. The limited operating history of the combined company and the limited operating histories of Digital Island and Sandpiper as individual entities may limit your ability to evaluate our prospects and performance, and an investment in our common stock, due to:

  . our unproven potential to generate profits;

  . our limited historical financial data;

  . our limited experience in operating as a combined entity; and

  . our limited experience in addressing emerging trends that may affect our combined business.

   You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for Internet content delivery solutions. As a result of such risks, expenses and difficulties, we may not be able to:

  . successfully market our content delivery solution;

  . maintain and expand our market share in the highly competitive market for Internet content delivery solutions;

  . timely and effectively introduce new services and service enhancements that are responsive to the needs of our customers; and

  . attract, train and retain qualified sales, technical and customer support personnel.

We have incurred operating losses since our inception and expect future operating losses for the foreseeable future.

   The revenue and income potential of our business and market is unproven. From inception, we have experienced operating losses, negative cash flows from operations and net losses in each quarterly and annual period. For the fiscal year ended September 30, 1998, our operating loss, negative cash flow from operations and net loss were $17.1 million, $15.7 million and $16.8 million, respectively. For the fiscal year ended September 30, 1999, our operating loss, negative cash flow from operations and net loss were $52.5 million, $39.7 million and $50.9 million, respectively. For the three months ended
December 31, 1999, our operating loss, negative cash flow from operations and net loss were $24.7 million, $25.9 million and $24.0 million, respectively. Sandpiper has never been profitable and has incurred significant losses since inception. Sandpiper reported a net loss of approximately $5.1 million for the year ended December 31, 1998, and a net loss of approximately $7.8 million for the period from October 1, 1999 to December 28, 1999.

   Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are, and will continue to be, fixed in the short term. In addition, we expect to continue to incur increasing expenses in order to:

  . expand sales and marketing activities through new programs and additional personnel;

  . increase product development activities;

  . continue to grow our network infrastructure to maintain and increase our ability to service new and existing customers;

  . obtain access to additional bandwidth for the transport of increasing volumes of data over our network; and

  . expand our channels of distribution to increase our presence in our target markets.

We have substantially increased the level of our anticipated capital expenditures for network expansion, facilities and related costs over the next 12 months to approximately $80.0 million to $100.0 million. As a result, we believe that we will continue to experience significant losses for the foreseeable future.

   We will need to generate significantly higher revenues to achieve and maintain profitability. Although we have experienced growth in revenues in recent periods, this growth rate may not be indicative of future operating results. We may never be able to achieve or sustain profitability.

The unpredictability of our quarterly results may adversely affect the trading price of our stock.

   We expect our revenues and operating results to vary significantly from quarter to quarter due to a number of factors, many of which we cannot control and any of which may cause our stock price to fluctuate. These factors include the following:

  . demand for and market acceptance of our products and services may decline or fail to increase enough to offset our costs;

  . introductions of new products and services or enhancements by us and our competitors may increase our costs or make our existing products or services obsolete;

  . the prices we can charge our customers may decline due to price competition with our competitors;

  . utilization of our global network may increase beyond our capacity and we may incur significant expenses to increase such capacity;

  . continuity of our service and network availability could be interrupted, reducing revenue;

  . the availability and cost of bandwidth may reduce our ability to increase bandwidth as necessary;

  . the length of our sales cycle and timing of customer installations and expansion of our network infrastructure may vary from quarter to quarter;

  . the mix of products and services we sell may change and the new mix may generate less revenue;

  . the timing and magnitude of our capital expenditures, including costs relating to the expansion of operations, may vary from quarter to quarter;

  . bandwidth used by customers may fluctuate from quarter to quarter; and

  . conditions specific to the Internet industry and other general economic factors may affect the prices we can charge or the expenses we incur.

   Because a relatively large portion of our expenses are fixed in the short-term, particularly with respect to telecommunications capacity, depreciation, real estate and interest expenses and personnel, our results of operations are particularly sensitive to fluctuations in revenues. Due to the foregoing, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. It is likely that, in some future quarters, our operating results may not meet the expectations of public market analysts and investors. In that event, the price of our common stock may fall.

We must offer services priced above the overall cost of bandwidth, and any failure to do so would jeopardize our operating results.

   If we do not obtain adequate bandwidth capacity on acceptable terms and realize appropriate customer volume for such bandwidth, we will not achieve positive gross profit. We purchase our bandwidth capacity on a fixed-price basis in advance of the sale of our services. We sell our services, by contract, on the basis of actual usage. Our bandwidth costs currently exceed our revenues from the sale of services, which results in negative gross profit.

   Our data replication (mirroring) and storage (caching) business is attractive to customers primarily because these services eliminate a significant portion of the cost of transporting data by deploying data in close proximity to the end users. To the extent bandwidth costs decrease, the prices we may charge for these services will decrease as well. If the cost of bandwidth decreases more than we expect, the value of these services could be substantially reduced, which would harm our business and financial results.

   We expect that the cost of obtaining bandwidth for the transport of data over our network will decline over time as a result of, among other things, the large amount of capital currently being invested to build infrastructure. We expect the prices we charge for data transported over our network will also decline over time as a result of, among other things, the lower cost of obtaining bandwidth and existing and new competition in the markets we address. If we fail to accurately predict the decline in costs of bandwidth, are unable to sell our services at acceptable prices, or fail to offer additional services from which we can derive additional revenues, our revenues will decrease and our business and financial results will suffer.

We must retain and expand our customer base or else we will continue to be unprofitable.

   For the fiscal year ended September 30, 1999 we had 83 billing customers, of which one, E*TRADE, accounted for approximately 35% of our revenues. After giving effect to the Sandpiper merger, as of December 31, 1999, we had contracts with 169 customers, of which 132 were deployed. E*TRADE accounted for approximately 34% of our revenues during the quarter ended December 31, 1999 and another customer, ft.com, accounted for approximately 12% of our revenues for the same period. We currently incur costs greater than our revenues and need to increase customer revenue to become profitable. We incur significant fixed costs to purchase our bandwidth capacity and maintain our network. We also have payroll and other working capital needs. If we are unable to retain or grow our customer base, we will not be able to achieve the economies of scale necessary to offset our fixed and other operating costs. Our ability to attract new customers depends on a variety of factors, including:

  . the willingness of businesses to outsource their Internet operations;

  . the reliability and cost-effectiveness of our services; and

  . our ability to effectively market such services.

   To attract new customers we intend to significantly increase our sales and marketing expenditures. However, our efforts might not result in more sales as a result of the following factors:

  . we may be unsuccessful in implementing our marketing strategies;

  . we may be unsuccessful in hiring a sufficient number of qualified sales and marketing personnel; and

  . our marketing strategies may not result in increased sales.

Our network infrastructure may be subject to failure or disruptions, which would seriously harm our business.

   Our business is dependent on providing our customers with fast, efficient and reliable network services. To meet these customer requirements we must protect our network infrastructure against damage from:

  . human error;

  . fire;

  . natural disasters;

  . power loss;

  . sabotage or vandalism;

  . telecommunications failures; and

  . similar events.

   Despite precautions taken by us, the occurrence of a natural disaster or other unanticipated problems at one or more of our data centers could result in service interruptions or significant damage to equipment. We have experienced temporary service interruptions in the past, and we could experience similar interruptions in the future. We may be subject to legal claims and be liable for losses suffered by our customers for disruptions resulting from failures on our network. Our agreements with our customers generally attempt to eliminate our liability for consequential or punitive damages not caused by our gross negligence or willful acts. However, those provisions may not protect us from being held liable for such damages. If our disruption rate is high, clients may seek to terminate their contracts with us and our reputation could be harmed, which would materially harm our business.

Our Internet content delivery service is complex and may have errors or defects that could seriously harm our business.

   Our Internet content delivery service is highly complex and is designed to be deployed in very large and complex networks. Because of the nature of this service, we can only fully test it when it is fully deployed in very large networks with high traffic. We and our customers have from time to time discovered errors and defects in our software. In the future, there may be additional errors and defects in our software that may adversely affect our service. If we are unable efficiently to fix errors or other problems that may be identified in the future, we could experience:

  . loss of or delay in revenue;

  . loss of customers;

  . failure to attract new customers or achieve market acceptance;

  . diversion of development resources;

  . loss of reputation and credibility;

  . increased service costs; and

  . legal actions by our customers.

Future customer warranty claims based on service failures could exceed our insurance coverage.

   Our customer contracts currently provide a limited service level warranty related to the continuous availability of service 24 hours a day, seven days per week, except for certain scheduled maintenance periods. This warranty is generally limited to a credit consisting of free service for a specified period of time for disruptions in Internet transmission services. To date, we have incurred no material expense related to such service level warranty. Should we incur significant obligations in connection with system downtime, our liability insurance may not be adequate to cover such expenses. Although our customer contracts typically provide for no recovery with respect to incidental, punitive, indirect and consequential damages resulting from damages to equipment or disruption of service, in the event of such damages, we may be found liable, and, in such event, such damages may exceed our liability insurance.

Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.

   The market for Internet content delivery and network services is characterized by rapid technological change, frequent new product introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated and varied needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

  . our technology or systems may become obsolete upon the introduction of alternative technologies;

  . we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

  . the price of our services is likely to decline as rapidly as the cost of any competitive alternatives.

   The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.

If we do not successfully increase the capacity of our network, demand for our services may decrease.

   Due to the limited deployment of our services to date, the ability of our network to connect and manage a substantially larger number of customers at high transmission speeds is as yet unknown. Our network may not be able to serve expected customer levels or meet performance expectations and we may be unable to obtain additional network capacity from third-party suppliers. In addition, as customers' usage of bandwidth increases, we will need to make additional investments in our infrastructure to maintain adequate downstream data transmission speeds, the cost of which may be significant. Upgrading our infrastructure may cause delays or failures in our network. As a result, our network may be unable to achieve or maintain a sufficiently high capacity of data transmission which could significantly reduce demand for our services, reducing our revenues and adversely affecting our business.

If our market does not grow as we expect, our revenues will be below our expectations and our business and financial results will suffer.

   The market for our services is new and unproven. If our customer base does not expand or if there is not widespread acceptance of our products and our services, our business and prospects will be harmed. The market for our services depends on several uncertain events and factors, including:

  . the effectiveness of our marketing strategy and efforts;

  . our product and service differentiation and quality;

  . the extent of our network coverage;

  . our ability to provide timely, effective customer support;

  . our distribution and pricing strategies as compared to our competitors;

  . our industry reputation; and

  . general economic conditions such as downturns in the e-Business or software markets.

   If the market for our services fails to develop, or develops more slowly than expected, our business will be adversely affected.

We will require significant additional capital, and if we cannot obtain this financing on commercially reasonable terms, our business will suffer.

   Our ability to meet our planned growth will require substantial cash resources. The timing and amount of future capital requirements may vary significantly depending on numerous factors including regulatory, technological, competitive and other developments in our industry. We do not expect to generate significant cash flow from operations in the near term. Accordingly, our ability to meet additional future capital needs will depend on future equity or debt financing, which we may not be able to obtain on satisfactory terms or at all. In addition, our credit agreements contain covenants restricting our ability to incur further indebtedness, and future borrowing instruments such as credit facilities and lease agreements are likely to contain similar or more restrictive covenants and will likely require us to pledge assets as security for borrowings thereunder. Additional equity financing may not be available or may be dilutive to existing stockholders. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business and cause us to forego market opportunities, which could materially adversely affect our growth and ability to compete.

Rapid growth in our business could cause a significant strain on our business.

   The planned expansion of our operations will place a significant strain on our management, financial controls, operations systems, personnel and other resources. We expect that our customers increasingly will demand additional information and reports with respect to the services we provide. To handle these demands and enable future traffic growth, we must develop and implement an automated customer service system. In addition, if we are successful in implementing our marketing strategy, we also expect the demands on our network infrastructure and technical support resources to grow rapidly. We expect that these demands will require investments in our infrastructure the addition of new management personnel, the development of additional expertise by existing management personnel and the establishment of long-term relationships with third-party service vendors. We may not be able to keep pace with any growth, successfully implement and maintain our operational and financial systems or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in our evolving and increasingly competitive industry. If we are unable to manage growth effectively, our business and financial results will suffer.

We could lose customers and expose our company to liability if breaches of our network security disrupt service to our customers or jeopardize the security of confidential information stored in our computer systems.

   Despite the implementation of network security measures, our network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or Internet users. Any of these acts could lead to interruptions, delays or cessation in service to our customers and subscribers. Furthermore, such inappropriate use of the network by third parties could also potentially jeopardize the security of confidential information stored in our computer systems and our customers computer systems, which may result in liability to us and may deter potential customers. Although we intend to continue to implement industry-standard security measures, any measures we implement may be circumvented in the future. The costs and resources required to eliminate computer viruses and alleviate other security problems may divert resources from other activities and may result in interruptions or delays to our customers that could cause our business and financial results to suffer.

We must retain and attract key employees or else we may not grow or be successful.

   In addition to key officers and employees who joined us through the Sandpiper merger, we have recently hired a number of key employees and officers including our Chief Executive Officer, Chief Financial Officer and our Chief Technology Officer. Initially, such individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations.

   We are highly dependent on key members of our management and engineering staff, including, without limitation, our Chairman and Chief Executive Officer, President, Chief Technology Officer and Vice President of Marketing. The loss of one or more of these officers might impede the achievement of our business objectives. Furthermore, recruiting and retaining qualified technical personnel to perform research, development and technical support work is critical to our success. If our business grows, we will also need to recruit a significant number of management, technical and other personnel. Competition for employees in our industry is intense. We may not be able to continue to attract and retain skilled and experienced personnel on acceptable terms. The loss of the services of any of our key employees, the inability to integrate new employees or our failure to attract or retain qualified personnel in the future in a timely manner could harm our business.

We depend on a limited number of third party suppliers for key components of our network infrastructure, and the loss of one or more suppliers may slow our growth or cause us to lose customers.

   We are dependent on third party providers to supply key components of our infrastructure, including bandwidth capacity leased from telecommunications network providers and networking equipment that, in the quantities and quality demanded by us, are available only from sole or limited sources. While we have entered into various agreements for carrier line capacity, any failure to obtain additional capacity, if required, would impede the growth of our business and cause our financial results to suffer. The routers and switches used in our infrastructure are currently supplied primarily by Cisco Systems. We purchase these components pursuant to purchase orders placed from time to time, we do not carry significant inventories of these components and we have no guaranteed supply arrangements with this vendor. Any failure to obtain required products or services on a timely basis and at an acceptable cost would impede the growth of our business and cause our financial results to suffer. In addition, any failure of our suppliers to provide products or components that comply with evolving Internet and telecommunications standards could cause our business and financial results to suffer.

Our failure to adequately protect our proprietary rights may harm our competitive position.

   We rely on a combination of copyrights, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. However, we will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

   Although we have filed patent applications with the United States Patent and Trademark Office with respect to our Footprint and TraceWare technologies, as well as some Internet technology recently acquired from SRI International, such applications are pending and we currently have no patented technology that would preclude or inhibit competitors from entering our market. Moreover, none of our technology is patented abroad, nor do we currently have any international patent applications pending. We cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to us.

   We have applied for trademarks and service marks on certain terms and symbols that we believe are important for our business. In addition, we generally enter into confidentiality or license agreements with our employees and consultants and with our customers and corporations with whom we have strategic relationships, and we attempt to maintain control over access to and distribution of our software documentation and other proprietary information.

   The steps we have taken to protect our technology or intellectual property may be inadequate. Our competitors may independently develop technologies that are substantially equivalent or superior to ours. Moreover, in other countries where we do business, there may not be effective legal protection of patents and other proprietary rights that we believe are important to our business. Unauthorized use of any of our proprietary information could seriously harm our business.

If we do not effectively manage the integration of future acquisitions, it could disrupt our business and cause increased losses.

   Part of our expansion strategy includes acquiring businesses and technologies that we believe will complement our existing business. In the event of any future acquisitions, we may:

  . issue stock that would dilute the ownership of our stockholders, including investors who purchase common stock in this offering;

  . incur debt;

  . assume liabilities;

  . incur amortization expenses related to goodwill and other intangible assets; and

  . incur large and immediate write-offs.

Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

  . the difficulty of assimilating the operations and personnel of the acquired companies;

  . the potential disruption of our ongoing business and distraction of management;

  . the difficulty of incorporating acquired technology and rights into our products and services;

  . unanticipated expenses related to technology integration;

  . the maintenance of uniform standards, controls, procedures and policies;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  . potential unknown liabilities associated with acquired businesses.

   We may need to complete these transactions to remain competitive. We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

We have anti-takeover defenses that could delay or prevent a takeover that stockholders may consider favorable.

   Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of Digital Island. For example, our board of directors is divided into three classes to serve staggered three-year terms, we may authorize the issuance of up to 10,000,000 shares of "blank check" preferred stock, our stockholders may not take actions by written consent and our stockholders are limited in their ability to make proposals at stockholder meetings.

We may be unable to license necessary technology, and we may be subject to infringement claims by third parties.

   Our commercial success will also depend in part on our not infringing the proprietary rights of others and not breaching technology licenses that cover technology used in our products. It is uncertain whether any third party patents will require us to develop alternative technology, alter our products or processes, obtain licenses or cease activities that infringe on third party's intellectual property rights. If any such licenses are required, we may not be able to obtain such licenses on commercially favorable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our products and services could cause our business and prospects to suffer.

   Companies in the Internet market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following:

  . cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

  . obtain a license from the holder of the infringed intellectual property right, which license, if available at all, may not be available on commercially favorable terms; and

  . redesign products or services.

   If we are forced to take any of the foregoing actions, our business may be seriously harmed. We expect that our insurance may not cover potential claims of this type or may not be adequate to indemnify us in the event we are found liable.

Our participation in joint ventures and strategic relationships may involve risk associated with inconsistent goals, exposure to unknown liabilities and unexpected obligations.

   As part of our international expansion, we pursue relationships and joint ventures with local Internet service providers and telecommunications carriers in other countries. We may not have a majority interest or control of the governing body of any such local operating joint venture and there is a risk that the other joint venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or us. The risk also will be present that a joint venture partner may be unable to meet its economic or other obligations and that we may be required to fulfill those obligations. In addition, in any joint venture in which we do not have a majority interest, we may not have control over the operations or assets of such joint venture. We may not be able to establish peering relationships or joint ventures with local Internet service providers and telecommunications carriers in other countries on favorable terms or at all. Our failure to establish these relationships may cause us to lose customers or slow our growth and harm our business.

   Sandpiper entered into strategic relationships with America Online, or AOL, in April 1999 and with Microsoft in October 1999 for the joint development of technology, services and/or products. We may not be successful in developing such products. The AOL agreement expires in December 2001 and the agreement with Microsoft expires in August 2002. Each agreement may be terminated by either party if the other party materially breaches the agreement. A termination of, or significant adverse change in our relationship with AOL or Microsoft could have a material adverse effect on our business.

   In addition, in December 1999 we entered into memoranda of understanding with Sun Microsystems and Inktomi to purchase 5,000 Sun servers, as well as storage operating systems and server software using Inktomi network caching applications. Pursuant to this arrangement, Sun and Inktomi also agreed to participate and invest in joint marketing and sales activities with us. However, our strategic relationship with Sun and Inktomi is subject to definitive documentation and the memoranda of understanding may be terminated at any time prior to the execution of such definitive documentation. If consummated, such relationship may not yield significant benefits, if any.

                     Risks Related To The Sandpiper Merger

If we do not successfully integrate Sandpiper's operations and personnel or effectively manage the combined company, we may not achieve the benefits of the merger and may lose key personnel and customers.

   We undertook the Sandpiper merger with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events, including the current efforts to integrate the operations and personnel of the two companies. We will need to overcome significant obstacles, however, in order to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful.

   The market price of our common stock may decline as a result of the Sandpiper merger if:

  .  the integration of Digital Island and Sandpiper is unsuccessful;

  . Digital Island does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on Digital Island's financial results is not consistent with the expectations of financial or industry analysts.

Our failure to complete the integration successfully could also result in the loss of key personnel and customers. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues.

If we fail to successfully cross-market our products or develop new products, we will not increase or maintain our customer base or our revenues.

   With Sandpiper, we intend to offer our products and services to each other's existing customers. We cannot assure you that our respective customers will have any interest in the other company's products and services or that the transactions or other data in Sandpiper's database will be predictive or useful in other sales channels, including systems integrators, web site designers and Internet service providers. The failure of these cross-marketing efforts would diminish the benefits realized by this merger.

   In addition, we intend to develop new products and services that combine the knowledge and resources of the Digital Island and Sandpiper businesses. To date, the companies have not thoroughly investigated the obstacles, technological, market-driven or otherwise, to developing and marketing these new products and services in a timely and efficient way. We cannot offer any assurances that products or services will be successful or that there will be a market for such products and services. As a result, we may not be able to increase or maintain our customer base. Our failure or inability to develop and market combined products and services could have a material adverse effect on the combined company's business, financial condition and operating results.

                         Risks Related to Our Industry

Competition in our industry is intense and growing and we may be unable to compete effectively.

   Our market is highly competitive and fragmented. Our competitors include companies such as AboveNet Communications, Adero, Akamai, AT&T, Concentric, Digex, Exodus Communications, Global Crossing, GTE, InterNAP, MCI WorldCom and Qwest. Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Some of our current and potential competitors have the financial resources to withstand substantial price competition, and many may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our competitors with more extensive customer bases, broader customer relationships and broader industry alliances may be able to use such resources to their advantage in competitive situations, including relationships with many of our current and potential customers. In particular, certain competitors have strategic alliances with entities that have entered into similar alliances with us, including Microsoft.

   There are few substantial barriers to entry and we expect that we will face additional competition from existing competitors and new market entrants in the future. We compete against information technology and Internet outsourcing firms, national and regional Internet service providers, and global, regional and local telecommunications companies. Our larger competitors may be able to provide customers with additional benefits in connection with their Internet systems and network solutions, including reduced communications costs. As a result, these companies may be able to price their products and services more competitively than we can and respond more quickly than us to new or emerging technologies and changes in customer requirements. If we are unable to compete successfully against our current or future competitors, we may lose market share, and our business and prospects would suffer.

   We face competition, and in the future may face additional competition, from providers of Internet content delivery services, including networking hardware and software manufacturers, content distribution providers, traditional hardware manufacturers, telecommunications providers, software database companies, and large diversified software and technology companies. Some of these competitors may bundle their services with other software or hardware in a manner that may discourage website owners from purchasing our services or Internet service providers from installing our servers. In addition, if those third party telecommunications providers upon which we are currently dependent for transmission capacity determine to compete with us in the Internet content delivery market, their refusal to provide us with capacity, could result in a degradation or termination of service to certain of our customers. As a result, we could lose customers or fees charged to such customers, and our business and financial results could suffer.

   In addition, no assurances can be given that the Internet content delivery market will develop in a way that we currently anticipate. For example, while we currently intend to offer our customers the most comprehensive solution available in the marketplace today, there currently exists an array of competitors that offer partial solutions to the problems that we intend to address, and a number of these companies have been and are likely to continue to be quite successful. To the extent Internet service providers utilize other technology that reduces the need for content delivery solutions, demand for our services could decrease.

   Increased competition could result in:

  . price and revenue reductions and lower profit margins;

  . increased cost of service from telecommunications providers;

  . loss of customers or failure to obtain additional customers; and

  . loss of market share.

   Any one of these could materially and adversely affect our business, financial condition and results of operations. See "Business--Competition."

Liability laws are unsettled in our industry and potential liability associated with information disseminated through our network could harm our business and prospects.

   The law relating to the liability of online services companies and Internet access providers for communications and commerce carried on or disseminated through their networks is currently unsettled. The most recent session of the United States Congress resulted in the enactment of Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union issued a directive in December 1997 that required member states to initiate the process for the adoption of privacy regulations by October 1998. The European Union is also currently considering copyright legislation that may extend the right of reproduction held by copyright holders to include the right to make temporary copies for any reason. It is possible that claims could be made against online services companies and Internet access providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature of the data or the content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending.

   In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. Some countries may regulate or prohibit the transport of telephony data in their territories. The imposition upon us and other Internet network providers of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources, or to discontinue some of our service or product offerings. Our ability to limit the types of data or content distributed through our network is limited. Failure to comply with such regulation in a particular jurisdiction could result in fines or penalties or the termination of our service in such jurisdiction. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Our professional liability insurance may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of such liability or asserted liability could harm our business and prospects.

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects.

   We market and sell our network services and products in the United States and internationally. While the United States currently represents the majority of our revenues, we expect the percentage of our international sales to increase over time and expect to commit significant resources to expand our international sales and marketing activities throughout year 2000. However, we may not be able to successfully market, sell, deliver and support our networking services and products internationally. We presently conduct international sales through local subsidiaries in the United Kingdom, Switzerland, Germany, the Netherlands, Japan, Malaysia and China and through distributor relationships with third parties in countries where we have no physical presence. Our failure to manage our international operations effectively could limit the future growth of our business, increase our costs, lengthen our sales cycle and require significant management attention. There are certain risks inherent in conducting our business internationally, such as:

  . changes in telecommunications regulatory requirements that may restrict our ability to deliver services to our international customers;

  . export restrictions, tariffs, differing regulatory regimes and other trade barriers that may impede us from adequately equipping our network facilities;

  . challenges in recruiting, retaining, and managing qualified staff who understand the highly technical aspects of our business that could hinder our ability to grow and compete;

  . differing technology standards across countries that may impede our ability to integrate our product offerings across international borders;

  . limited international collection experience in collecting accounts receivable in foreign jurisdictions;

  . political and economic instability that could lead to appropriation of our physical assets, impeding our ability to deliver our services to customers and harming our financial results;

  . protectionist laws and business practices favoring local competition that may give unequal bargaining leverage to key vendors in countries where competition is scarce, significantly increasing our operating costs;

  . increased expenses associated with marketing services in foreign countries;

  . potentially adverse tax consequences, including restrictions on the repatriation of earnings due to unfavorable changes in tax laws or our physical presence in foreign countries; and

  . the risks related to the recent global economic turbulence.

   Any of these risks could harm our international operations. For example, some European countries already have laws and regulations related to content distributed on the Internet and technologies used on the Internet that are more strict than those currently in force in the United States. Furthermore, there is an on-going debate in Europe as to the regulation of certain technologies we use, including caching and mirroring. That debate could result in a directive relating to the reform of copyright in the European Community which will, if made into law, restrict caching and mirroring. Any or all of these factors could cause our business and prospects to suffer.

Foreign exchange fluctuations could decrease our revenues or cause us to lose money, especially since we do not hedge against currency fluctuations.

   Although, to date, all of our customers have paid for our services in U.S. dollars, we currently pay some of our suppliers in foreign currencies, which subjects us to currency fluctuation risks. For fiscal 1998 and fiscal 1999, costs denominated in foreign currencies were nominal and we had no foreign currency losses during those periods. However, we believe that in the future an increasing portion of our revenues and costs will be denominated in foreign currencies. In particular, we expect that with the introduction of the Euro, an increasing portion of our international sales may be Euro-denominated. We currently do not engage in foreign exchange hedging activities and, although we have not yet experienced any material losses due to foreign currency fluctuation, our international revenues are subject to the risks of foreign currency fluctuations and such risks will increase as our international revenues increase.

Year 2000 computer complications could disrupt our operations and harm our business.

   The "year 2000 issue" is the result of computer systems and programs using two digits rather than four to identify a given year. Computer systems or programs that have date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations or other computer errors causing disruptions of operations. The potential for failures encompasses all aspects of our business, including our services, suppliers and customers. These failures could cause, among other things, disruptions in our operations and a temporary inability to engage in normal business activities.

   The year 2000 issue creates significant risks for us including:

  . potential warranty or other claims arising from our services;

  . damage to our reputation;

  . litigation costs;

  . impairment of the systems we use to run our business; and

  . impairment of the systems used by our suppliers and customers.

   Although we believe our products are year 2000 compliant, we may see an increase in warranty and other claims as a result of the year 2000 issues arising from undetected defects or the non-compliance of the suppliers upon whom we rely.

   We believe that the most likely worst-case year 2000 scenario would involve the non-compliance of the third-party telecommunications carriers, vendors and other significant suppliers upon whom we depend for transmission capacity. If these providers do not achieve year 2000 compliance, we cannot be certain that we will have sufficient transmission capacity to continue our service without interruption. In the event that any of our other suppliers do not achieve year 2000 compliance in a timely manner, and we are unable to replace them with alternate sources, our business and financial results would also be harmed.

Government regulation and legal uncertainties could limit our business or slow our growth.

   Our services include the transmission of data over public telephone lines. These transmissions are subject to the regulatory authority of the Federal Communications Commission and the state public utility commissions although, to date, neither has elected to exercise such authority. Our services could be affected by changes in federal and state law or regulation in the telecommunications arena, especially changes relating to telecommunications markets in general and the Internet in particular. Such changes could directly or indirectly affect our costs, limit usage or subscriber-related information, and increase the likelihood or scope of competition from Regional Bell Operating Companies or other telecommunications companies.

   As our services become available over the Internet in additional foreign countries, and as we facilitate sales by our customers to end users located in such foreign countries, these foreign jurisdictions may decide that we are required to qualify to do business in their jurisdictions, which may subject us to taxes and other costs. It is also possible that claims could be made against online service companies and Internet service providers under foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks.

   Implementation of any future changes in law or regulation, including those discussed herein, could cause our business and prospects to suffer. Our business and prospects may also be harmed by the imposition of certain tariffs, duties and other import restrictions on facilities and resources that we obtain from non-domestic suppliers. As a result, changes in law or regulation in the United States or elsewhere could cause our business and prospects to suffer.

                         Risks Related to Our Offering

Our stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond our control.

   Stock prices and trading volumes for many Internet companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. In addition, our operating results may fall below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.

After this offering, our executive officers, directors, and parties related to them, in the aggregate, will control 31% of our voting stock and may have the ability to control matters requiring stockholder approval.

   Our executive officers, directors and parties related to them will own approximately 31% of our outstanding common stock following completion of this offering, a large enough stake to have an influence on the matters presented to stockholders. As a result, these stockholders may have the ability to control matters requiring stockholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any merger, consolidation or sale of all or substantially all of Digital Island's assets, and the control of the management and affairs of Digital Island. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Digital Island, impeding a merger, consolidation, takeover or other business combination involving Digital Island or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Digital Island, which in turn could have an adverse effect on the market price of Digital Island's common stock.

Substantial leverage and debt service obligations may adversely affect our cash flow.

   Concurrently with this offering, we anticipate offering convertible subordinated notes in an aggregate principal amount of $175 million, or $201.25 million if the over-allotment option granted to the underwriters in connection with the note offering is exercised in full. If the note offering is completed as planned, we will have substantial amounts of outstanding indebtedness, primarily consisting of the notes, upon the completion of this offering. As a result of this indebtedness, our principal and interest payment obligations will increase substantially. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. There can be no assurance that additional financing arrangements will be available on commercially reasonable terms or at all.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  . limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

There may be a substantial amount of our common stock after this offering that could depress our stock price.

   Sales of substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, or the appearance that a large number of shares is available for sale, could depress the market price for our common stock. All of the shares sold in this offering will be freely tradable. Our executive officers, directors and holders of 17.5% of our common stock outstanding on December 31, 1999 have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this prospectus, subject in each case to certain consents and exceptions. Goldman, Sachs & Co. may, in its sole discretion and at anytime without notice, release all or any portion of the shares subject to such agreements. As a result of the Sandpiper merger, Digital Island and Sandpiper stockholders holding approximately 57% of our common stock following the merger entered into market standoff agreements prohibiting them from selling or otherwise transfering shares of our common stock. These market standoff agreements, however, will expire with the occurrence of this offering, and, as a result, all such shares which are not subject to the foregoing lock-up agreements will become available for sale following this offering.

   In addition, the holders of up to 16,792,550 restricted shares of our stock are entitled to certain rights with respect to registration of such shares for sale in the public market. If these holders sell their shares in the public market, such sales could have a material adverse effect on the market price of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

Our management will have broad discretion in allocating proceeds from this offering, which it may not use effectively.

   The net proceeds to us from this offering, after deducting underwriting commissions and expenses payable by us, are estimated to be approximately $281.0 million. The primary purpose of this offering is to fund operating losses, working capital needs and capital expenditures expected to be incurred in connection with the execution of our business plan, including the expansion of our operations. A portion of the net proceeds may also be used to repay currently outstanding or future indebtedness, or to acquire or invest in complementary businesses or products. Accordingly, our management will retain broad discretion as to the allocation of most of the proceeds of this offering. The failure of management to apply these funds effectively could negatively impact our business and prospects.

The liquidity of our common stock is uncertain since it has been publicly traded for a short period of time and may have a limited market.

   Prior to our initial public offering in June 1999, there was no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. In this offering, we intend to sell our common stock primarily to a limited number of institutional investors, which could limit the development of an active trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the matters discussed in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things,

  . implementing our business strategy;

  . obtaining and expanding market acceptance of the services we offer;

  . forecasts regarding the Internet and our market size and growth;

  . predicting pricing trends in domestic and foreign telecommunications;

  . meeting our requirements under key contracts; and

  . competition in our market.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "predicts," "estimates" and similar expressions, although not all forward-looking statements are identified by these words. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary significantly from those discussed in the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. In light of these assumptions, risks and uncertainties, the forward-looking events discussed in this prospectus may not occur. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them even though our situation may change in the future.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been quoted on the Nasdaq National market under the symbol "ISLD" since June 29, 1999, the date upon which we commenced sale of our common stock pursuant to our initial public offering. The following table lists quarterly information on the price range of the common stock based on the high and low reported sale prices for the common stock as reported on the Nasdaq National Market for the periods indicated below:

                                                                  High    Low
                                                                 ------- ------
   Fiscal 1999
     Third Quarter.............................................. $ 20.50 $ 8.66
     Fourth Quarter............................................. $ 40.44 $12.75
   Fiscal 2000
     First Quarter.............................................. $156.94 $20.44
     Second Quarter (through January 31, 2000).................. $115.25 $75.63

   The last reported sale price for the common stock on the Nasdaq National Market was $84.50 per share on January 31, 2000. As of December 31, 1999, there were approximately 364 holders of record of our common stock.

                                USE OF PROCEEDS

   The net proceeds to us from our sale of common stock in this offering, at an assumed public offering price of $84.50 per share, are estimated to be approximately $281.0 million ($295.3 million if the underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and expenses payable by us. We expect to use the net proceeds from this offering, together with existing cash, to fund operating losses, working capital needs and capital expenditures in connection with our operations. Our management will retain broad discretion in the allocation of such net proceeds. Although we may use a portion of the net proceeds to pursue possible acquisitions of, make strategic investments in, or enter into joint ventures with respect to, complementary businesses, technologies or products in the future, there are no present understandings, commitments or agreements with respect to any such acquisitions or joint ventures other than those discussed in "Prospectus Summary--Recent Developments." Pending the use of such net proceeds, we intend to invest these funds in short-term, investment grade securities.

                                DIVIDEND POLICY

   We have not declared or paid any dividends since our inception and do not intend to pay cash dividends on our capital stock in the foreseeable future. We anticipate that we will retain all future earnings, if any, for use in our operations and the expansion of our business. Our credit agreements restrict our ability to declare or pay any dividends.

                                 CAPITALIZATION

   The following table sets forth, as of December 31, 1999:

  . Our actual capitalization; and

  . Our capitalization as adjusted to give effect to the sale by us of 3,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $84.50 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds from this offering.

   This information should be read in conjunction with our consolidated financial statements and the notes related thereto appearing elsewhere in this prospectus.

                                                          December 31, 1999
                                                             (unaudited)
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                         (in thousands except
                                                             share data)
Long-term obligations, less current portion...........  $    7,769  $    7,769
Stockholders' equity:
  Preferred stock, $0.001 par value, 10,000,000 shares
   authorized; no shares issued and outstanding on an
   actual basis and as adjusted.......................          --          --
  Common stock, $0.001 par value, 100,000,000 shares
   authorized; 60,684,804 shares issued and
   outstanding on an actual basis, 64,184,804 shares
   issued and outstanding on a pro forma as adjusted
   basis..............................................          61          64
  Stockholder note receivable.........................        (424)       (424)
  Additional paid-in capital..........................   1,130,430   1,411,429
  Accumulated deficit.................................     (97,042)    (97,042)
  Deferred compensation...............................      (3,278)     (3,278)
                                                        ----------  ----------
   Total stockholders' equity.........................   1,029,747   1,310,749
                                                        ----------  ----------
   Total capitalization...............................  $1,037,516  $1,318,518
                                                        ==========  ==========

   The table above excludes:

  . 7,594,453 shares of common stock issuable upon exercise of options outstanding on December 31, 1999 with a weighted average exercise price of $13.20 per share;

  . 1,441,806 additional shares reserved as of December 31, 1999 for future issuances under our 1999 stock incentive plan;

  . 300,000 shares reserved as of December 31, 1999 for future issuance under our 1999 employee stock purchase plan;

  . 509,430 shares sold by us in January 2000 pursuant to the Sun and Inktomi investments described in "Prospectus Summary--Recent Developments";

  . 799,989 shares issued by us in January 2000 pursuant to the acquisition of Live on Line described in "Prospectus Summary--Recent Developments"; and

  . $175 million in aggregate principal amount of convertible subordinated notes we plan to offer for sale to the public in a separate public offering as well as the shares issuable upon conversion of such notes, before giving effect to any exercise of the underwriters' over-allotment option. Neither the completion of the note offering nor the completion of this common stock offering are contingent upon the other.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for each of the years in the three-year period ended September 30, 1999 and the balance sheet data at September 30, 1998 and 1999, are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The statement of operations data for the years ended September 30, 1995 and 1996 and the balance sheet data at September 30, 1995, 1996 and 1997, are derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the three months ended December 31, 1998 and 1999, and the balance sheet data at December 31, 1999, are derived from our unaudited financial statements included elsewhere in this prospectus. We did not begin offering our e-Business delivery network services until January 1997; prior to such time, we were engaged in activities unrelated to our current operations. Accordingly, our results of operations prior to January 1997 are not comparable to our results of operations for 1997 or any subsequent periods. In addition, financial data for periods ended at or prior to September 30, 1999 do not include the operating results, assets or liabilities of Sandpiper, which we acquired in December 1999. As a result, our results of operations for these periods will not be comparable to subsequent periods.

   The unaudited selected pro forma financial data is derived from the unaudited consolidated pro forma combined financial statements of Digital Island and Sandpiper and should be read in conjunction with the pro forma statements and notes to those statements, which are included elsewhere in this prospectus. The consolidated pro forma information is presented for illustrative purposes only and is not necessarily indicative of future operating results or financial position.

                                                                                          Three Months        Pro Forma
                                                                          Pro Forma          Ended           Three Months
                                                                         Year Ended       December 31,          Ended
                              Years Ended September 30,                 September 30,     (unaudited)        December 31,
                    --------------------------------------------------    1999 (2)    ---------------------      1999
                     1995     1996      1997       1998        1999      (unaudited)    1998        1999     (unaudited)
                    -------  -------  ---------  ---------  ----------  ------------- ---------  ----------  ------------
                                                   (in thousands except share data)
Statement of
 Operations Data:
Revenue...........  $   --   $   --   $     218  $   2,343  $   12,431   $   12,680     $ 1,385  $    7,600   $    8,230
Cost and expenses:
 Cost of revenue..      --       --       2,508      9,039      29,496       32,842       2,923      16,264       18,733
 Sales and
  marketing.......      --       --       1,205      4,847      16,010       20,602       2,046       6,315        9,669
 Product
  development.....      --       --         378      1,694       6,357        8,714         843       2,543        3,326
 General and
  administrative..        7       26      1,502      3,392       9,848       11,579       1,260       4,698        6,259
 Amortization of
  goodwill and
  intangible
  assets..........      --       --         --         --          --       195,359         --        1,697       48,961
 Stock
  compensation
  expense.........      --       --         --         487       3,207        3,788         346         755          995
                    -------  -------  ---------  ---------  ----------   ----------   ---------  ----------   ----------
  Total cost and
   expenses.......        7       26      5,593     19,459      64,918      272,884       7,418      32,272       87,943
                    -------  -------  ---------  ---------  ----------   ----------   ---------  ----------   ----------
Loss from
 operations.......       (7)     (26)    (5,375)   (17,116)    (52,487)    (260,204)     (6,033)    (24,672)     (79,713)
Interest income
 (expense), net...       (2)      (1)        87        354       1,551        1,837          96         697          722
                    -------  -------  ---------  ---------  ----------   ----------   ---------  ----------   ----------
Loss before income
 taxes............       (9)     (26)    (5,288)   (16,762)    (50,936)    (258,367)     (5,937)    (23,975)     (78,991)
Provision for
 income taxes.....        1        1          1          2           2            5           2           5            5
                    -------  -------  ---------  ---------  ----------   ----------   ---------  ----------   ----------
Net loss..........  $   (10) $   (27) $  (5,289) $ (16,764) $  (50,938)  $ (258,372)  $  (5,939) $  (23,980)  $  (78,996)
                    =======  =======  =========  =========  ==========   ==========   =========  ==========   ==========
Basic and diluted
 loss per share
 (1)..............  $ (0.04) $ (0.10) $   (3.53) $   (7.50) $    (4.58)  $    (7.24)  $   (2.53) $    (0.65)  $    (1.31)
                    =======  =======  =========  =========  ==========   ==========   =========  ==========   ==========
Shares used in
 basic and diluted
 loss per share
 (1)..............  275,000  275,000  1,497,711  2,236,452  11,127,462   35,683,550   2,345,984  36,676,137   60,431,483

                                            September 30,           December 31,
                                  ---------------------------------     1999
                                  1995 1996  1997   1998     1999   (unaudited)
                                  ---- ---- ------ ------- -------- ------------
                                                  (in thousands)
Balance Sheet Data:
Cash and cash equivalents.......  $ 7  $344 $4,584 $ 5,711 $ 43,315  $   18,181
Investments.....................  --    --   1,983  10,123   31,691      18,923
Working capital.................    5    76  4,613  12,883   59,506       6,652
Total assets....................   93   432  9,223  22,617  107,648   1,081,293
Long-term obligations, including
 current portion................  --    --     705   3,992   11,092      14,129
Total stockholders' equity......  $86  $ 84 $6,265 $15,490 $ 79,218  $1,029,747

--------
(1) See notes 2 and 9 of the notes to our consolidated financial statements for the determination of shares used in computing basic and diluted loss per share.

(2) Pro forma financial data reflects the acquisition of Sandpiper. See the unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations of Digital Island should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of various factors including but not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

   We provide a global e-Business delivery network and suite of services for enterprises that use the Internet to deploy critical business applications and conduct e-commerce worldwide. We offer a comprehensive solution that integrates content delivery, hosting, intelligent networking and applications services. We target global enterprises that increasingly rely on the Internet to conduct business, but are constrained by the unreliability, slow performance and limited range of functions of the public Internet. Our customers use our services and proprietary technology to facilitate the deployment of a wide variety of electronic commerce applications, including online marketing and sales, customer service, fulfillment, software, document and multimedia distribution and online training. As of December 31, 1999, we had contracts with 169 customers, of which 132 were deployed, including Activision, AOL, Autodesk, Canon, Cisco Systems, CNBC.com, E*TRADE, Blue Mountain, ft.com, Intuit, Microsoft, National Semiconductor, NetGravity, PBS.org and Value America.

   We did not begin offering our e-Business delivery network services until January 1997; prior to such time we were engaged in activities unrelated to our current operations and, accordingly, comparisons for the period ended September 30, 1997 are not meaningful. Since inception, we have incurred net losses and experienced negative cash flow from operations. We expect to continue to operate at a net loss and to experience negative cash flows at least through the year 2000. Our ability to achieve profitability and positive cash flow from operations will be dependent upon our ability to grow our revenues substantially and achieve other operating efficiencies.

   We derive our revenues from a suite of services, which include content delivery and network services, hosting services and application and professional services. We currently sell our services under contracts with terms of one or more years.

   Cost of revenues consists primarily of the cost of contracting for lines from telecommunication service providers worldwide and, to a lesser extent, the cost of our network operations. We lease lines under contracts of one year or more. The leasing of transoceanic lines comprises the largest component of our telecommunications expense, with additional costs arising from leasing local circuits between our data centers and points of presence in the United States and international markets. In the future, we expect to increase the size and number of circuits leased, based on increases in network volume and geographic expansion. The cost of our network operations is comprised primarily of data centers, equipment maintenance, personnel and related costs associated with the management and maintenance of the network.

   Some options granted and common stock issued from May 1, 1998 to June 30, 1999 have been accounted for as compensation. Total stock compensation expense associated with such equity transactions as of December 31, 1999 amounted to $7.7 million. These amounts are being amortized over the vesting periods of the relevant securities. Of the total stock compensation expense, $487,000 was amortized in the year ended September 30, 1998, $3.2 million was amortized in the year ended September 30, 1999, and $755,000 was amortized in the three months ended December 31, 1999. We expect amortization of $2.4 million and $1.2 million in the years ending September 30, 2000 and 2001, respectively, relating to these grants.

   In December 1999, we merged with Sandpiper Networks, Inc. The transaction was accounted for using the purchase method of accounting. The acquisition price included approximately 24.6 million shares of Digital Island common stock with a fair value of $857.0 million, 3.1 million vested and unvested stock options and warrants with a fair value of $96.6 million and estimated direct transaction costs of approximately $14.0 million. Costs associated with the merger of Digital Island and Sandpiper that impact future earnings include the amortization of assembled workforce costs of $2.0 million, core technology costs of $121.1 million and $853.7 million of goodwill to be amortized over a period of 5 years.

   In connection with the Sandpiper merger, we expect amortization costs over the next five years as follows (in thousands):

                                                                    Year ending
                                                                   September 30,
                                                                   -------------
   2000...........................................................   $148,095
   2001...........................................................    195,359
   2002...........................................................    195,359
   2003...........................................................    195,359
   2004...........................................................    195,359
   2005...........................................................     47,266

   In addition, in January 2000, we acquired Live On Line, Inc. The transaction will be accounted for using the purchase method of accounting. The acquisition price included 799,989 shares of Digital Island common stock with a fair value of approximately $63.5 million and $5.2 million in cash. We expect annual amortization costs of approximately $14 million over the next five years in conjunction with this acquisition.

   The following discussion comparing our historical results of operations for fiscal years 1997 to 1999 and the three months ended December 31, 1998 does not reflect the results of operations of Sandpiper. The discussion comparing the three months ended December 31, 1999 reflects the results of three days of operations of Sandpiper, which we acquired on December 28, 1999.

Three Months Ended December 31, 1999 and 1998

   Revenue. Revenue increased to $7.6 million for the three months ended December 31, 1999 from $1.4 million for the three months ended December 31, 1998. The increase in revenue was primarily due to increased usage per customer and an increase in the number of billing customers to 132 from 40.

   Cost of revenue. Cost of revenue increased to $16.3 million for the three months ended December 31, 1999 from $2.9 million for the three months ended December 31, 1998. The increase in cost of revenue was due to the $11.1 million of spending for additional network capacity and $2.3 million in recruitment and compensation costs relating to the addition of network operations personnel.

   Sales and Marketing. Sales and marketing expenses increased to $6.3 million for the three months ended December 31, 1999 from $2.0 million for the three months ended December 31, 1998. This increase was due to $3.5 million of growth in personnel and related costs and $0.8 million of program expenses.

   Product Development. Product development expenses increased to $2.5 million for the three months ended December 31, 1999 from $0.8 million for the three months ended December 31, 1998. This increase was due to $1.5 million in growth of personnel and related costs and $0.2 million of costs arising from new product initiatives, including TraceWare, mirroring and caching technologies.

   General and Administrative. General and administrative expenses increased to $4.7 million for the three months ended December 31, 1999 from $1.3 million for the three months ended December 31, 1998.

This increase was due to $1.7 million of depreciation of network equipment, $1.1 million in growth of personnel and related expenses and $0.6 million of office facility expenses, legal and accounting fees and other administrative related expenses.

   Interest Income, net. Interest income, net increased to $0.7 million for the three months ended December 31, 1999 from $96,000 for the three months ended December 31, 1998. This increase was due to a higher average cash balance remaining primarily from the proceeds of the issuance of shares of our common stock in our initial public offering.

Fiscal Years Ended September 30, 1999 and 1998

   Revenue. Revenue increased to $12.4 million for the year ended September 30, 1999 from $2.3 million for the year ended September 30, 1998. The increase in revenue was due primarily to increased usage per customer and an increase in the number of billing customers to 83 from 31.

   Cost of Revenue. Cost of revenue increased to $29.5 million for the year ended September 30, 1999 from $9.0 million for the year ended September 30, 1998. The increase in cost of revenue was due to $17.5 million of spending for additional network capacity and $3.0 million in recruitment and compensation costs relating to the addition of network operations personnel.

   Sales and Marketing. Sales and marketing expenses increased to $16.0 million for the year ended September 30, 1999 from $4.8 million for the year ended September 30, 1998. This increase was due to $10.6 million of growth in personnel and related costs and $0.6 million of program expenses.

   Product Development. Product development expenses increased to $6.3 million for the year ended September 30, 1999 from $1.7 million for the year ended September 30, 1998. This increase was due to $3.7 million in growth of personnel and related costs and $0.9 million of costs arising from new product initiatives, including TraceWare, mirroring and caching technologies.

   General and Administrative. General and administrative expenses increased to $9.8 million for the year ended September 30, 1999 from $3.4 million for the year ended September 30, 1998. This increase was due to $2.4 million of depreciation of network equipment, $2.4 million of growth in personnel and related expenses, and $1.6 million office facility expenses, legal and accounting fees and other administrative related expenses.

   Interest Income, net. Interest income, net, increased to $1.6 million for the year ended September 30, 1999 from $354,000 for the year ended September 30, 1998. This increase was due to a higher average cash balance as a result of the proceeds of the issuance of shares of our convertible preferred stock in a private placement and our common stock in our initial public offering.

Fiscal Years Ended September 30, 1998 and 1997

   We did not begin offering our e-Business delivery network services until January 1997; prior to such time we were engaged in activities unrelated to our current operations. Additionally, during the periods prior to January 1997, we had no revenues and our operating expenses, although not material, consisted of general and administrative expenses associated with an unrelated technology business venture. Accordingly, our results of operations prior to 1997 are not comparable to our results of operations for 1997 or any subsequent periods.

   Revenue. Revenue increased to $2.3 million for the year ended September 30, 1998 from $0.2 million for the year ended September 30, 1997. The increase in revenue was due primarily to an increase in the number of billing customers to 31 from 6.

   Cost of Revenue. Cost of revenue increased to $9.0 million for the year ended September 30, 1998 from $2.5 million for the year ended September 30, 1997. The increase in cost of revenue was due to $5.7 million of spending for additional network capacity and $0.8 million in recruitment and compensation costs relating to the addition of network operations personnel.

   Sales and Marketing. Sales and marketing expenses increased to $4.8 million for the year ended September 30, 1998 from $1.2 million for the year ended September 30, 1997. This increase was due to $3.1 million of growth in personnel and related costs and $0.5 million of program expenses.

   Product Development. Product development expenses increased to $1.7 million for the year ended September 30, 1998 from $0.4 million for the year ended September 30, 1997. This increase was due primarily to $1.2 million in growth of personnel and related costs and $0.1 million of costs arising from new product initiatives, including TraceWare, mirroring and caching technologies.

   General and Administrative. General and administrative expenses increased to $3.4 million for the year ended September 30, 1998 from $1.5 million for the year ended September 30, 1997. This increase was due to $0.7 million of depreciation of network equipment, $0.7 million of growth in personnel and related expenses, and $0.5 million office facility expenses, legal and accounting fees and other administrative related expenses.

   Interest Income, net. Interest income, net, increased to $353,000 for the year ended September 30, 1998 from $87,000 for the year ended September 30, 1997. This increase was due to a higher average cash balance as a result of the proceeds of the issuance of shares of our convertible preferred stock.

Quarterly Results of Operations

   The following tables set forth certain unaudited statements of operations data for the nine quarters ended December 31, 1999. This data has been derived from the unaudited interim financial statements prepared on the same basis as the audited consolidated financial statements contained in this prospectus. In the opinion of management, this data includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                         Three Months Ended
                         -----------------------------------------------------------------------------------------
                         Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,
                           1997      1998      1998      1998      1998      1999      1999      1999       1999
                         --------  --------  --------  --------- --------  --------  --------  ---------  --------
                                                           (in thousands)
Statement of Operations
 Data:
Revenue................. $   277   $   414   $   725    $   927  $ 1,385   $ 2,411   $  3,700  $  4,935   $  7,600
Costs and expenses:
 Cost of Revenue........   1,961     2,065     2,267      2,746    2,923     4,827      8,055    13,691     16,264
 Sales and Marketing....     860       927     1,296      1,764    2,046     3,125      4,525     6,314      6,315
 Product development....     214       357       538        585      843     1,167      1,853     2,494      2,543
 General and
  Administrative........     531       632       902      1,326    1,260     1,703      2,469     4,416      4,698
 Amortization of
  goodwill and
  intangible assets ....     --        --        --         --       --        --         --        --       1,697
 Stock compensation
  expense...............     --        --        132        355      346       680      1,248       933        755
                         -------   -------   -------    -------  -------   -------   --------  --------   --------
   Total cost and
    expenses............   3,566     3,981     5,135      6,776    7,418    11,502     18,150    27,848     32,272
Loss from operations....  (3,289)   (3,567)   (4,410)    (5,849)  (6,033)   (9,091)   (14,450)  (22,913)   (24,672)
Other income (expense),
 net....................      45        19       123        166       96       160        387       908        697
                         -------   -------   -------    -------  -------   -------   --------  --------   --------
Loss before income
 taxes..................  (3,244)   (3,548)   (4,287)    (5,683)  (5,937)   (8,931)   (14,063)  (22,005)   (23,975)
Provision for income
 taxes..................     --          1       --           1        2       --         --        --           5
                         -------   -------   -------    -------  -------   -------   --------  --------   --------
Net loss................ $(3,244)  $(3,549)  $(4,287)   $(5,684) $(5,939)  $(8,931)  $(14,063) $(22,005)  $(23,980)
                         =======   =======   =======    =======  =======   =======   ========  ========   ========

   We expect to experience significant fluctuations in our future results of operations due to a variety of factors, many of which are outside of our control, including:

  . demand for and market acceptance of our products and services may decline or fail to increase enough to offset our costs;

  . introductions of new products and services or enhancements by us and our competitors may increase our costs or make our existing products or services obsolete;

  . the prices we can charge our customers may decline due to price competition with our competitors;

  . utilization of our global network may increase beyond our capacity and we may incur expenses to increase such capacity;

  . continuity of our service and network availability could be interrupted, reducing revenue;

  . the availability and cost of bandwidth may reduce our ability to increase bandwidth as necessary, reducing our revenue;

  . the timing of customer installations and the timing of expansion of our network infrastructure may vary from quarter to quarter;

  . the mix of products and services we sell may change and the new mix may generate less revenue;

  . the timing and magnitude of our capital expenditures, including costs relating to the expansion of operations may vary from quarter to quarter;

  . bandwidth used by customers may fluctuate from quarter to quarter affecting our profits from such customers; and

  . conditions specific to the Internet industry and other general economic factors may affect the prices we can charge and the expenses we incur.

   In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to telecommunications capacity, depreciation, real estate and interest expenses and personnel, and therefore our results of operations are particularly sensitive to fluctuations in revenues. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

Liquidity and Capital Resources

   From inception through our initial public offering in June 1999, we financed our operations primarily through private equity placements of $86.9 million and borrowings under notes payable and capital leases from financial institutions of $5.7 million. We raised $63.1 million in net proceeds from our initial public offering. At December 31, 1999, we had cash and cash equivalents and short-term investments of $37.1 million.

   Net cash used in our operating activities for the three months ended December 31, 1999 was $25.9 million. The net cash used by operations was comprised primarily of working capital requirements and net losses. Net cash provided by our investment activities was $1.1 million for the three months ended December 31, 1999 and was comprised primarily of equipment purchases of $16.3 million and investments of $2.3 million in commercial paper with maturities of less than one year, which were offset by proceeds from investments which matured of $15.4 million and cash acquired through business acquisitions of $4.3 million. Net cash used in financing activities was $419,000 and was related primarily to repayments of debt obligations.

   We have a $750,000 revolving line of credit with a commercial bank for the purpose of financing equipment purchases. As of December 31, 1999, $259,000 was outstanding thereunder. The loan contains standard covenants including minimum working capital, minimum tangible net worth, debt to equity ratio, assets to liabilities ratio and financial reporting requirements. Interest on borrowings thereunder accrues at the lender's prime rate plus 0.75%, which was 9.25% at December 31, 1999, and is payable monthly. No further advances were permitted following October 18, 1997. At that date, the unpaid principal balance plus interest became payable over 36 months in equal installments.

   We also have a $7.5 million line of credit with a commercial bank, consisting of a revolving credit facility of up to $5 million and equipment loan facilities of up to $2.5 million. As of December 31, 1999, approximately $230,000 was outstanding under the revolving credit facility, and approximately $483,000 was outstanding under equipment loan facilities. No further amounts may be borrowed under the equipment loan facilities. Advances under the line of credit are limited to a percentage of our recurring contract revenue. The loan contains standard covenants, including minimum working capital, minimum tangible net worth, debt to equity ratio, assets to liabilities ratio and financial reporting requirements. Interest on borrowings under the revolving credit facility accrues at the lender's prime rate plus 0.25%, which was 8.75% at December 31, 1999, and is payable monthly. Under the terms of the equipment loan facilities, interest is charged at the lender's prime rate plus 0.75%, which was 9.25% at December 31, 1999, and is payable monthly. The loans mature at various times in 2001. Between October 1, 1998 and January 31, 1999, we did not comply with the minimum tangible net worth and financial reporting covenants. However, we obtained waivers for all covenant violations. We have complied with all covenants since January 31, 1999.

   Pursuant to the merger with Sandpiper, we assumed from Sandpiper a line of credit with a bank for $1,000,000, with a variable rate of interest, based on the bank's prime rate plus 0.5%. At December 31, 1999, no amounts were extended under this facility.

   Pursuant to the merger with Sandpiper, we assumed from Sandpiper a promissory note with a financial institution in the amount of $84,224 at a stated interest rate of 7% per annum, principal and interest due monthly for 36 months and collateralized by equipment on August 31, 1998. Aggregate maturities for 2000 and 2001 are $36,816 and $31,743, respectively.

   In addition, we have several lease lines of credit. Total borrowings under these lease lines of credit were $13.1 million at December 31, 1999, of which $2.4 million was assumed pursuant to the merger with Sandpiper.

   In December 1999, Sun Microsystems agreed to provide $100 million of lease financing for the acquisition of equipment, subject to certain milestones further described in "Prospectus Summary--Recent Developments."

   The execution of our business plan will require substantial additional capital to fund our operating losses, working capital needs, sales and marketing expenses, lease payments and capital expenditures. In order to rapidly improve our competitive position, we anticipate making up to approximately $80.0 million to $100.0 million of capital expenditures for network expansion, facilities and related costs in the next 12 months. This substantial increase in the level of our anticipated capital expenditures will require up to $100.0 million to $150.0 million of additional financing, which we expect to receive from the net proceeds of this offering and the net proceeds of the $175 million in aggregate principal amount of convertible subordinated notes we plan to sell in a separate public offering. Neither the completion of the note offering nor the completion of this common stock offering are contingent upon the other. We intend to consider future financing alternatives, which may include the incurrence of indebtedness, additional public or private equity offerings or an equity investment by a strategic partner. Actual capital requirements may vary, based upon the timing and success of the expansion of our operations. Our capital requirements may change based upon technological and competitive developments. In addition, several factors may affect our capital requirements:

  . demand for our services or our anticipated cash flow from operations being less than expected;

  . our development plans or projections proving to be inaccurate;

  . our engaging in acquisitions or other strategic transactions; or

  . our accelerating deployment of our network services or otherwise altering the schedule of our expansion plan.

   There can be no assurance that any such equity or debt financing will be available to us on favorable terms, or at all. If we do not obtain additional financing, we believe that our existing cash resources will be adequate to continue expanding operations on a reduced scale.

Recent Accounting Pronouncements




   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS to all fiscal quarters of fiscal years beginning after June 15, 2000. We do not believe the adoption of SFAS 133 will have a material effect on our consolidated results of operations or financial condition.

Year 2000 Compliance

   The "Year 2000 issue" contemplates that many currently installed computer systems may be unable to distinguish 21st century dates from 20th century dates. As a result, such computer systems and software may suffer major system failures or miscalculations. If we or our key third party suppliers fail to achieve Year 2000 compliance, we may experience operating difficulties, including impaired ability to transport data over our network and impaired ability to bill for our services. We recognize the need to ensure that our operations will not be adversely affected by Year 2000 software failures. We continue to assess the potential overall impact of this issue on our operations.

   Based on our assessment to date, we believe the current versions of our software products and services are Year 2000 compliant, that is, they are capable of adequately distinguishing 21st century dates from 20th century dates. However, our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products, which may not be Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products, or issues arising from the integration of multiple products within an overall system. Although we have not been a party to any litigation or arbitration proceeding to date involving our products or services and related to Year 2000 compliance issues, there can be no assurance that we will not in the future be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, and any potential liability on our part for Year 2000-related damages, including consequential damages, could cause our business and financial results to suffer. In addition, we believe that purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies may continue to expend significant resources to correct or upgrade their current software systems for Year 2000 compliance. These expenditures may reduce funds available to purchase software products such as those offered by us. To the extent that Year 2000 issues cause significant delay in, or cancellation of, decisions to purchase our products or services, our business and financial results could suffer.

   We have formulated a contingency plan should we or any of our key third parties sustain business interruptions caused by year 2000 problems. We are reviewing our internal management information and other systems in order to identify and modify any products, services or systems that are not year 2000 compliant. To date, we have not encountered any material year 2000 problems with our computer systems, applications or any other equipment which might be subject to these problems. In addition, we received an independent third-party evaluation of the year 2000 compliance of our network equipment and carriers in March 1999 and of our computer systems and applications in October 1999. We will continue to monitor year 2000 compliance for our new products and services as they arise.

   In the event that any of our external vendors cannot timely provide us with products, services or systems that meet the Year 2000 requirements, we may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware or software. In addition, our business and our ability to deliver our products and services could be severely affected, at least for a certain period of time, in the event that Year 2000 related problems were to cause disruption or failure in the Internet as a means of delivery of our products and services or more generally, disruption to the infrastructure. The total cost of these Year 2000 compliance activities has not been, and is not anticipated to be, material to our business, results of operations and financial condition. These costs and the timing in which we plan to complete our Year 2000 modification and testing processes are based on our management's estimates. We may not be able to remediate all significant Year 2000 problems on a timely basis. Our remediation efforts may involve significant time and expense, and could cause our business and prospects to suffer.

   To date, we have experienced no material complications to our operations due to Year 2000 issues.

Qualitative and Quantitative Disclosure About Market Risk

   We provide a global e-Business delivery network and suite of services and sell such services in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. We do not use derivative instruments to hedge our foreign exchange risks. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we anticipate no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

Overview

   We provide a global e-Business delivery network and suite of services for enterprises that use the Internet to deploy critical business applications and conduct e-commerce worldwide. We offer a comprehensive solution that integrates content delivery, hosting, intelligent networking and applications services. We believe our continuum of Internet services provides our customers several key benefits:

  . a faster and more secure and consistent end-user experience, leading to increased sales, brand loyalty and customer satisfaction;

  . greater geographic reach and the ability to serve multiple geographies with content that is more relevant to their end users; and

  . a lower total cost of conducting e-Business.

   Our services enable enterprises to effectively deploy and manage their global applications by combining the reliability, performance and broad range of functions available in private networks with the ubiquitous access of the public Internet. Users access sites through links and web addresses as they normally would; however, our services enhance availability, speed, security and functionality, allowing our customers to manage transactions and content better than they are able to do using the public Internet. Our unique infrastructure and global service are capable of meeting the needs of e-Business where applications such as a trade or purchase of goods requires fast "round-trip" two way support.

   We target global enterprises that increasingly rely on the Internet to conduct business, but are constrained by the unreliability, slow performance and limited range of functions of the public Internet. Our customers use our services and proprietary technology to facilitate the deployment of a wide variety of electronic commerce applications, including online marketing and sales, customer service, fulfillment, software, document and multimedia distribution and online training. As of December 31, 1999, we had contracts with 169 customers, of which 132 were deployed, including Activision, AOL, Autodesk, Blue Mountain, Canon, Cisco Systems, CNBC.com, E*TRADE, ft.com, Intuit, Microsoft, National Semiconductor, NetGravity, PBS.org and Value America.

Industry Background

   The Internet continues to experience rapid growth and has become a critical global communications and commerce medium. IDC expects worldwide e-commerce sales to grow from approximately $50.4 billion in 1998 to approximately $1.3 trillion in 2003.

   The Internet, a network of hundreds of interconnected, separately administered public and private networks, was not originally designed to handle either the large traffic levels or the vast array of content types being transmitted today. The Internet provides any-to-any connectivity, but does not intelligently monitor and optimize the distribution of media-rich content. Organizations cannot predict or control the network path that their data will travel over the Internet and, as a result, are unable to avoid network congestion or bottlenecks that degrade performance. This problem is exacerbated during the peak periods of network usage and bursts in traffic volumes that result from news and other significant one-time events, when performance is often the most critical. For companies conducting business over the Internet, poor website performance, such as failed commerce transactions, slow downloads or site crashes, can create dissatisfied users and result in lost customer goodwill and revenue opportunities.

   For enterprises using the Internet for global operations, the U.S.-centric nature of the public Internet results in poor response times. This occurs because data transmittal between countries may be forced to travel through telecommunications lines in the U.S., making a large number of connections through various regional and national Internet service providers before reaching its ultimate destination. Data packets often become lost in the transfer process, especially in the case of data-intensive transfers involving large software downloads, multimedia document distribution and audio or video content.

   As a result of the growth of Internet usage and the limitations of the public Internet, it has become critical for businesses to continually expand and enhance their Internet capabilities to deliver a superior experience for their end-users. Businesses are increasingly demanding Internet networks that operate with the functionality and performance levels previously available only on private corporate networks. Businesses require Internet networks that deliver fast, consistent, reliable, secure and relevant end-user experiences worldwide; remain easy to upgrade as the scale and complexity of applications grow and technologies change; operate continuously; and offer applications support and functionality (e.g., user location, identification and usage patterns). Corporate investment in Internet support and services has therefore begun to increase dramatically.

The Digital Island Solution

   We provide an e-Business delivery network and suite of services that integrates content delivery, hosting, intelligent networking and applications services. We have created an open platform that supports multiple data types including voice, text, graphics, file transfer, and streaming audio and video broadcast services as well as different access methods including dial-up, Digital Subscriber Line, or DSL, cable and wireless. Customers can chose between component solutions tailored to meet specific needs or a fully integrated comprehensive solution, both of which are backed by industry-leading service level agreements.

   We believe that our global e-Business delivery network provides the following benefits to its customers:

   Faster End-user Experience. Our dedicated global private network and Footprint content delivery services greatly enhance the performance of e-Business applications. Using our proprietary technology, we are able to store and deliver content in an optimal manner. For content that is repeatedly delivered to many users, we operate over 1,200 content distributors located throughout the Internet under the Footprint brand. For real-time transactions and content that is unique or specific to a user and must therefore be stored centrally, we utilize proprietary networking technology and we operate a global high-speed private network that acts as a backbone connecting directly to 22 countries.

   Increased Reliability, Security and Consistency. We design solutions for our customers that minimize downtime. By locating servers within any of our five strategically located data centers (Hong Kong, Honolulu, Santa Clara, New York and London), our customers can take advantage of a fully redundant data center and network infrastructure. We currently offer both Windows NT(TM) and Solaris(TM) service level agreements that guarantee origin server uptime and network reliability on the backbone and peering circuits. For customers using Footprint, reliability levels are further increased as Footprint can reroute around failures of any of the over 1,200 content distributors that form the production network. We back our e-Business content delivery network with continuous on-site personnel in each data center, two fully redundant network operations centers, and a wide variety of fault detection, isolation and recovery applications and expertise.

   Global Reach, Scalability and Relevant Content. Our intelligent network currently has direct connection points in 22 countries in Africa, Asia, Europe, North America, South America and

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

Australia. This network is supplemented by over 1,200 content distributors, which provide improved reach to countries not directly accessed by our network. We believe that this global reach provides our customers with direct access to the majority of existing Internet users and indirect access to every Internet user in the world, allowing them to deliver a fast, reliable and consistent end-user experience regardless of market served.

   Our network architecture can scale to accomodate millions of simultaneous users, multiple access devices and all forms of content. We also provide customers with the ability to serve multiple geographies with content relevant to end-users in specific locations. Through a patent-pending technology called TraceWare, we are able to detect the IP address of the end-user and determine, with over 95% accuracy, the country where the end-user is located. This technology allows our customers to develop country-specific advertising campaigns, target specific content to countries, develop and manage multiple price lists and check payment information for fraudulent behavior.

   Comprehensive, Cost-Effective Outsourcing Solution. Our customers directly benefit from the significant investments of technical expertise, capital, and other resources that we have made to develop our e-Business delivery network. Our comprehensive offering, including content delivery, hosting, intelligent networking and application services, provides a high performance one-stop solution allowing customers to manage both content and transactions. Most enterprises today do not have the infrastructure that mission-critical Internet operations require, including strategic, globally distributed data centers, network redundancy for reliability, continuous operations and specialized Internet technology expertise. Our network and suite of services allows customers to overcome shortages of technical resources and keep up with continuously changing technologies, including the ability to satisfy peak period capacity requirements and accommodate one-time events, while substantially lowering the costs of deploying and maintaining Internet applications. Our solution is based on an open architecture that allows our customers to easily integrate their existing applications with our delivery network. We believe that our solutions and economies of scale are significantly more cost-effective than most in-house alternatives. By providing a one-stop solution that goes beyond traditional outsourcing, we substantially reduce the administrative and logistical costs that come from managing multiple outsourcing vendors.

Strategy

   Our objective is to become the leading global e-Business delivery network. In order to achieve this objective, we are implementing a business strategy focused on the following key elements:

   Target Leading e-Business Customers. We have designed our network to address the sophisticated needs of medium to large-size global enterprises, that increasingly rely on the Internet to provide critical business applications globally and require consistent levels of high performance and reliability. We target leading e-Business customers in financial services, high technology manufacturing, application service provision, software, media publishing, entertainment and other vertical markets whose constituents are heavy users of the Internet for their businesses. We have tailored our services to enhance performance for our multinational customers in electronic commerce and services, who require multimedia distribution and high volume transaction processing.

   Enhance Service Offerings. We seek to be a leader in designing and deploying a global e-Business infrastructure that enables customers to capture the benefits of ubiquitous access to applications, a performance and range of functions comparable to private intranets operated by individual companies for their own users, and the fastest, most relevant and reliable applications and content delivery system. We are committed to investing resources to implement new Internet technology and services that will allow our customers to optimize their deployment and operation of applications globally. Our solutions are based on an open architecture that allows us to integrate leading technologies from within Digital Island and through outside sources. We collaborate with

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

providers of leading Internet technologies, including strategic relationships with Inktomi and Sun, to develop and deploy proprietary technologies that enhance our service offerings and address our customers' evolving needs. By integrating additional Internet services into our e-Business delivery network and by providing high-quality customer support, we believe that businesses will increasingly rely on us for their Internet business needs, which in turn should expand usage and increase demand for both application services and network usage.

   Extend Network and End-User Reach. We plan to expand the size of our e-Business delivery network to increase the overall performance, scalability, and cost-effectiveness of our solutions. Our network expansion will include obtaining additional bandwidth and international circuits, the build-out of new regional data centers, and the continued deployment of content distributors. We plan to expand end-user reach by increasing our content distributor deployment inside "last-mile" networks that connect to end-users. We believe that establishing presence inside these last-mile networks is central to improving web-site performance, and to developing new value-added service offerings. We will be targeting network service providers across all major access categories, including dial-up, cable, DSL, and wireless. We will be developing a network service provider program to help accelerate the deployment of content distributors inside last-mile networks.

   Leverage Strategic Relationships. We believe that strategic technology and marketing/reselling relationships enhance our ability to reach new customers. Strategic relationships with our customers in our target markets, such as with E*TRADE and AOL, bring not only a high level of understanding of the specific needs of that market but also credibility and visibility with potential new customers. We also have strategic relationships with companies that can enhance our ability to develop and deliver new application services, such as Cisco, Inktomi, Microsoft and Sun. These strategic relationships provide additional sales channels for us; for example we will now be promoted by Sun's sales force. Additionally, we hope to leverage these enterprises' research and development expertise to cost effectively develop new networking, content delivery and applications services. As opportunities arise, we look to establish new relationships with system integrators, hardware and software vendors and application service providers.

   Enhance Global Sales and Channel Capabilities. We plan to extend our leadership in the market for global Internet application services by continuing to expand our base of customers. We target customers predominantly through a direct sales force complemented by a range of external alliances and channel partners. We currently have approximately 145 people in our sales and marketing organization in offices in the U.S., Asia and Europe and intend to grow our sales organization substantially over the next year. We co-market with other companies, including content developers, system integrators and consulting firms, to increase the effectiveness of our direct channel as well as to serve additional market segments and geographies. In addition to co-marketing, we sell through a growing number of independent sales agents or resellers in countries where we do not sell directly. Furthermore, our strategic relationships with companies such as Sun and AOL mean that we get references and leads from their sales forces.

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

Services

   We offer a comprehensive suite of services designed to help corporations deploy and manage e-Business applications. Our e-Business delivery network is the foundation to providing solutions that are scalable, flexible and cost-effective, and to guaranteeing fast, consistent and relevant end-user experiences. Currently, our integrated network services platform consists of four primary service categories: (1) content delivery, (2) hosting, (3) intelligent networking, and (4) application services.

                        [Diagram of Company's Services]

   We work with each of our customers to optimize cost and performance requirements. Our software and network engineering team provides our customers with global expertise and consultation in the design and deployment of their applications on the Digital Island e-Business delivery network. We also provide continuous operations support and security experts to keep their applications up and running on a global basis.

   We currently offer service level guarantees, customized billing, network security services, network management and other application services designed to improve the performance of applications deployed on our network. We plan to continue to develop or acquire extensions to our application services to further ongoing product and service delivery.

 Content Delivery Services

   Our Footprint content delivery services include mirroring, content delivery and streaming services. Customers of our content delivery services benefit from having their content and applications intelligently served from a network of more than 1,200 enterprise class servers located at the edges of our network.

   Our Footprint content delivery services avoid network congestion and can significantly improve web site performance, scalability and reliability. Our content delivery services also provide the scalability to meet the demand requirements of special events and peak-usage periods. Our streaming content delivery services provide comprehensive solutions for both live and on-demand events, and support multiple streaming formats, including QuickTime(TM), Real Audio(R) G2 and Real Video(R) G2, and the Microsoft(R) Windows Media(TM) Player. The companies that use our content delivery services can leverage our computing infrastructure and avoid the need to invest in the hardware and other infrastructure necessary to serve content on their own.

 Hosting Services

   Our Hosting Services allow companies to quickly implement e-Business networking and computing initiatives without prohibitive costs for equipment, telecommunications networks and

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

maintenance. Hosting e-Business applications with Digital Island reduces these expenses, while providing access to an engineering team with global networking expertise, an operations team that is always on call, security experts, dedicated servers, network reporting and monitoring, and superior, proactive customer service. We provide a suite of hosting services to support our customers' business environment. These services include:

   Server Management Package. Our Server Management Package is an all-inclusive solution for customers seeking to outsource their day-to-day hardware and server administration. We operate two production-ready environments: Sun Solaris(TM) and Windows NT(TM), operating on Compaq servers. We host these servers, as well as servers provided by our customers, in our data centers and provide the network infrastructure as well as application monitoring, performance optimization, server administration and security services. This package provides a production-ready environment with maximum uptime.

   Hardware Management Package. Our Hardware Management Package enables our customers to outsource day-to-day hardware maintenance, while allowing our customers' IT staff unhindered access to perform any needed system administration functions. This package includes services from our data center personnel for hardware management and repair, plus access to our network infrastructure. Our centrally managed network architecture provides optimized routing, resulting in the uptime, performance, and reliability required by our customers.

   Co-location Package. Our Co-location Package allows our customers to house their own servers in one of our data centers, and provides a secure environment designed to deliver maximum uptime for the server, plus access to our global network.

 Intelligent Network Services

   We provide a dedicated network, combining advanced networking technology with a global fiber optic network, to provide optimum reach and performance. We have built an infrastructure that delivers content directly to multiple countries, instead of relying on public networks to transport critical e-Business applications. Our Intelligent Network services are available in a number of different packages.

   Open Bandwidth. Open Bandwidth enables our customers pay a fixed monthly fee for access to our network. These customers are then charged additional amounts for actual usage (per gigabit) above prescribed levels. Customers may also pay for services based on distance traveled. Customers can generate utilization reports which allow them to determine usage flows by country.

   Reserved Bandwidth. Reserved Bandwidth is a network service that guarantees a minimum throughput level, expressed in kilobytes per second, to a specified connection point. Our customer is billed for a pre-specified minimum amount of data transfer to that specified connection point. Unlike other methods of relaying Internet traffic, such as frame relay services, our network is engineered to accommodate peaks in traffic above the minimum guaranteed levels. Gigabytes in excess of the reserved monthly amount are billed at the applicable data transfer rate.

   Managed Bandwidth. Managed Bandwidth is our premium network transport service offering. Using a web browser interface, information technology professionals can readily allocate bandwidth by geographic region at any time from any location. Through this service, information technology professionals can configure our network to meet their organization's international throughput requirements.

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

 Application Services

   We provide application services that help e-Business applications run more effectively. Application services help to shield e-Businesses from the complexity associated with managing mission-critical distributed computing systems, and enable them to leverage the intelligence of our e-Business delivery network. Our flagship application service offering, TraceWare, helps e-Businesses provide relevant experiences by determining end user's geographical point of information. Through our proprietary mapping technology, TraceWare can assure 95% accuracy.

 Professional Services

   We augment our primary product and service offerings with a range of professional service options for customers. Professional services include helping our customers provide security on their networks, making recommendations for network equipment and consulting as to Internet application deployment.

Network

 Architecture

   Our Intelligent Network consists of an asynchronous transfer mode, or ATM, backbone that connects geographically dispersed data centers. This ATM backbone core serves as a high-speed network that offers a highly scalable, reliable and cost effective path with minimal latency or delay. This architecture, unlike typical Internet backbones, provides a predictable path between major continents, which improves the speed of content transfer. Each regional data center acts as a distribution hub within its region. Our Intelligent Network forms a distributed architecture that minimizes the number of separate transmissions necessary to transmit data, resulting in greater speed and reliability for our customers' end-users. Our distributed data centers permit us to disseminate information reliably on a global basis and, using our sophisticated data tracking capability, allow us to optimize data transmissions internationally, minimizing the use of expensive transoceanic fiber optic circuits. Our network is designed to increase the speed and reliability of data transmission and circumvents a design weakness of the public Internet, which requires transmission of information over numerous routers and network inter-exchange points, often leading to delays and loss of data.

   Under our Footprint brand, we operate two forms of edge-computing technologies: Commerce Content Distributors, or CCDs, and Content Distributors, or CDs. Both technologies allow our customers' content to be stored throughout the Internet, improving performance and lowering the cost of operating web sites. CCDs have the following characteristics:

  .  the CCD is directly connected to Digital Island's Intelligent Network;

  . the CCD is privately peered with multiple access networks within the same geography; and

  . the CCD includes processing and storage technology optimized to support larger metropolitan locations.

CDs are located deeper at the edge of the Internet, do not have a direct connection to our network and are sized to support fewer simultaneous technologies. Both CCDs and CDs share common operating systems and software, allowing easy migration or upgrading as demand warrants.

   We believe our architecture is superior to traditional networks for the distribution of applications because of the combination of regional data centers, dedicated network connections and content distribution sites.

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

 Infrastructure

   We currently have direct connections in 22 countries with one or more local Internet service providers, providing customers with direct access to local markets worldwide. Currently, we purchase dedicated capacity and transit from AT&T, GTE, Sprint and MCI WorldCom in the United States, as well as numerous carriers internationally. At this point in time, we are privately peered with 55 major access networks in the 22 countries comprising our Intelligent Network. Unlike traditional peering relationships, these network service providers carry the Internet traffic of our customers without any reciprocal transit agreement. While we pay a fee to the network service providers for this arrangement, it gives us access to thousands of Internet service providers without the obligation of carrying traffic originating outside of our network. Our distributed data centers peer with multiple backbone networks within the local geography. In addition to the U.S., we have established private Internet connection relationships in 21 other countries as listed below:

       Australia                        Israel                                     South Africa
       Brazil                            Italy                                      South Korea
       Canada                            Japan                                            Spain
       China                            Mexico                                           Sweden
       France                      Netherlands                                      Switzerland
       Germany                          Russia                                           Taiwan
       Ireland                       Singapore                                   United Kingdom

   In China, we have connections in both Hong Kong and Beijing. With 55 different connection points to the Internet, we believe we offer our customers one of the most diverse, redundant and reliable networks for the deployment of business applications globally.

   We currently have five data centers located in Hong Kong, Honolulu, Santa Clara, New York and London. We also have two advanced state-of-the-art network operations centers, headquartered in Honolulu and London, which provide continuous real time end-to-end monitoring of our network. The network operations centers help us to ensure the efficient and reliable performance of our e-Business delivery network, enabling us to identify, and often prevent, potential network disruptions and to respond immediately to actual disruptions. In addition, through traffic management and forecasting, line performance reporting and alarm monitoring, remote link restoration and coordination, and provisioning of network services, the network operations centers enable us to schedule and conduct maintenance with minimal interferences to the network. In addition to our two network operations centers, we maintain a Level 2 support center located in San Francisco. Level 2 support acts as an escalation point for each of the primary network operations centers as well as a third redundant location capable of managing our worldwide network.

   We currently lease lines or bandwidth from multiple telecommunications carriers. These carriers include MCI WorldCom, GTE and Sprint, as well as several international carriers such as Cable & Wireless, IDC, Telstra and Singapore Telecom. Redundant leasing from multiple carriers assists us in achieving competitive pricing and provides us with a diversity of routes and access to multiple sources of bandwidth on different cable systems globally. Our lease contract term with a carrier is typically one year, which allows us to benefit from declining bandwidth costs over time. In some cases we may extend the term to three years, such as when there is a significant cost advantage or when the route served is bandwidth constrained.

 Network Reach

   We currently have over 1,200 content distributors deployed in more than 35 networks, and 11 countries. Our content distributors are built on a computing platform that includes Sun enterprise servers and storage devices, Inktomi traffic servers and Cisco and Alteon network switches. Building out our content distribution infrastructure on such hardware and software allows us to maintain high levels of performance, scalability, and reliability for our customers. We also deploy and manage Intel-based servers running Microsoft NT(TM) in connection with our streaming service offerings and support of Microsoft's Windows Media technologies. We plan to deploy 5,000 additional content distributors in approximately 350 metropolitan areas over the next two years.

 Open Platform with Integrated Solutions

   Our open architecture enables customers to easily integrate their existing application and publishing environment with our global e-Business delivery network. Our open Application Programming Interfaces, or APIs, allow the integration of our solution with other value-added services and applications, whether created by us, by our customers or by third parties. Content providers benefit from several third party applications that have been integrated into our e-Business delivery network. These applications enable services such as global ad-delivery, turnkey publishing networks, advanced reporting services, broadcast-quality streaming services and content transformation services. The architecture has been designed to shield complexity and add new services to develop a best-in-class commerce platform for customers so that they can accelerate time-to-revenue.

Customers

   We have designed our network to address the sophisticated needs of medium- to large-size global enterprises, that increasingly rely on the Internet to provide critical business applications globally and require consistent levels of high performance and reliability. We target leading e-Business customers in financial services, high technology manufacturing, application service provisioning, software, media publishing, entertainment and other vertical markets whose constituents are heavy users of the Internet for their businesses. We have tailored our services to enhance the performance of our multinational customers in electronic commerce and services, such as digital media distribution and high volume transaction processing. Our customers use our services and proprietary technology to facilitate the deployment of a wide variety of electronic commerce applications, including online marketing and sales, customer service, fulfillment, software, document and multimedia distribution and online training. As of December 31, 1999, we had contracts with 169 customers, of which 132 were deployed, including Activision, AOL, Autodesk, Blue Mountain, Canon, Cisco Systems, CNBC.com, E*TRADE, ft.com, Intuit, Microsoft, National Semiconductor, NetGravity, PBS.org and Value America.

   The following examples, which are based on information furnished by the companies listed below, illustrate how some of our customers use our global e-Business delivery network and suite of services for deployment of business applications:

   Autodesk. Autodesk is a supplier of design software and multimedia tools that address several markets including architectural and mechanical design, filmmaking, videography and geographic information systems. Autodesk selected our Server Management Package and Managed Bandwidth services to distribute their technical documentation and software to customers in over 150 countries.

   Cisco Systems. Cisco Systems is a leading provider of networking software and hardware for the Internet. Cisco employed our services and technology to enable engineers to access the Cisco customer care online website in order to download Cisco software and upgrade routers in the field. Using a combination of our Hardware and Server Management Packages and our Open Bandwidth services and mirroring technology, Cisco was able to increase customer service by allowing the field engineers and customers to access critical information and download software while working at the client site.

   CNBC.com. CNBC.com is a leading financial portal offering detailed and real-time corporate information, stock quotes, data and analysis. We allow CNBC.com to provide users with fast, reliable

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

access to information on heavily trafficked pages of the CNBC.com site. CNBC.com is a dynamic and complex site, and our support for multiple content types helps to ensure a consistent user experience. Given CNBC.com's market-driven user activity, our content delivery service also provides the scalability to handle peak hour traffic demands.

   E*TRADE. E*TRADE is an online financial services company that uses our services to provide a broad range of network solutions to deliver mission-critical applications and provide their customers with consistent performance online. E*TRADE customers rely on the Internet for their trading and research requests. As a result, the applications that provide these services are critical to E*TRADE's business. The applications serving these requests also require high levels of consistent bandwidth. By utilizing our customized network services, E*TRADE has advised us that it provides its worldwide customers with a more consistent, fast and high quality online experience.

Sales and Marketing

   We plan to extend our leadership in the market for global Internet application services by continuing to expand our base of customers. We target our customers predominantly through a direct sales force complemented by a range of external alliances and channels. We currently have approximately 145 people in our sales and marketing organization in offices in the U.S., Asia and Europe and intend to grow our sales organization substantially over the next year. We co-market with other companies to increase the effectiveness of our direct channel sales force and to serve market segments and geographies that are better served through alternative distribution channels. In addition to co-marketing, we conduct sales activities through a growing number of other sales agents or resellers in countries where we do not sell directly. Furthermore, our strategic relationships with companies such as Sun and AOL provide us with references and leads arising from their sales forces.

   We are actively seeking to increase our sales and distribution capabilities globally. Currently, most of our sales are derived from the efforts of our direct sales force. We have begun developing indirect sales channels targeting content developers (such as firms that develop Web sites), system integrators, consulting companies, suppliers and international Internet service providers. As of December 31, 1999, we had strategic relationships with 28 companies in Europe and Asia to whom we pay commissions to refer customers.

   Our marketing organization is responsible for strategy and business planning, product management, product marketing, public relations, sales support and marketing communications. Product management includes defining the product plan and bringing to market our products and services. These activities include product strategy and definition, pricing, competitive analysis, product launches, channel program development and product life cycle management. We stimulate product demand through a broad range of marketing communications and public relations activities. Primary marketing communications activities include public relations, collateral, advertising, direct response programs and management of our Web site. Our public relations focuses on cultivating industry analyst and media relationships with the goal of securing broad media coverage and recognition as a leader and innovator in global Internet applications deployment.

Strategic Relationships

   We believe that strategic technology and marketing/reselling relationships enhance our ability to reach new customers. Strategic relationships with our customers in our target markets, such as with E*TRADE and AOL, bring not only a high level of understanding of the specific needs of that market but also credibility and visibility with potential new customers. We also have strategic relationships with companies that can enhance our ability to develop and deliver new application services, such as Cisco, Inktomi, Microsoft and Sun. These strategic relationships provide powerful additional sales channels for us; for example we will be promoted by Sun's sales force. Additionally, we hope to leverage these enterprises' research and development expertise to develop new networking, content delivery and applications services. As opportunities arise, we look to establish new relationships with system integrators, hardware and software vendors and application service providers that provide network equipment, software and consulting services to companies. We have a dedicated team focused on creating new, and expanding existing, relationships to enhance the success of future product developments.

   Sun Microsystems and Inktomi. In December 1999, pursuant to our strategic relationship with Sun and Inktomi, we agreed to purchase, over a two year period, up to $150 million of Sun servers, storage operating systems and server software, using Inktomi network caching applications. The total purchase would consist of 5,000 Sun servers. Sun and Inktomi will participate and invest in joint marketing and sales activities with us to support broadband and streaming media content delivery over the Internet. Sun agreed to provide $100 million of lease financing for the acquisition of the equipment.

   AOL. In April 1999, Sandpiper entered into a strategic relationship with AOL. As a result of the relationship, Sandpiper became the first provider of content delivery services to deploy its servers directly inside the AOL Network. As a result of this installation, our customers' content can be served to AOL's users quickly and reliably, by avoiding the congestion that is frequently encountered on the Internet. In August 1999, we deployed streaming media servers inside AOL to provide high-quality streaming media services to AOL's more than 18 million subscribers. Leveraging our proprietary technology, AOL also opened up its caching infrastructure so that our customers can update their content residing in the AOL caches and receive accurate traffic statistics on AOL usage activity. In October 1999, AOL also agreed to use our Footprint content delivery services for several of its key Internet properties, including AOL.com, Netscape Netcenter and Spinner.com.

   SRI International. In November 1999, we acquired Internet technology from SRI International, forming a technology research alliance. The patent-pending technology we acquired from SRI is designed to improve download times for Internet content by intelligently avoiding network congestion. We will incorporate SRI technology into our e-Business delivery network to help ensure fast performance for e-Business applications, including transactions and other forms of dynamic processing.

   Microsoft. In October 1999, Sandpiper entered into a strategic relationship with Microsoft. Microsoft is a leading provider of Internet streaming media technology. As part of the relationship, we are integrating Windows Media Technologies into our content delivery solution, and we are working with Microsoft to build the Internet's first million-user streaming network. We also joined Microsoft's Windows Media Broadband Jumpstart program, a consortium of more than 30 companies focused on accelerating the availability of broadband media. Microsoft has also agreed to purchase Footprint content delivery services and has selected us as a content delivery partner for Windowsmedia.com. We will engage in joint sales and marketing activities, and continue to incorporate additional Microsoft technologies into our solution, where appropriate.

Customer Support

   We seek to provide superior customer service by understanding the technical requirements and business objectives of our customers and fulfilling their needs proactively on an individual basis. By working closely with the customer, we seek to optimize the performance of our customers' Internet operations, avoid downtime, quickly resolve any problems that may arise and make adjustments in services as customer needs change over time.

   Before sales are made, we provide technical advice to customers to help them understand their networking needs and how our products and services can provide solutions for particular needs.

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

During the installation phase, we assign a support team led by our customer advocacy group which also retains support responsibility for the account after the customer's application is installed and operational. After commencing services, primary technical support is provided by our network operations centers, which operate 24 hours a day, seven days a week, and are staffed by highly trained technicians who respond to customer calls, monitor site and network operations and refer problems to engineering to solve problems quickly and professionally. Our customer advocacy personnel are also available to assist with billing and business issues and to assist in planning for additional customer applications usage on the network.

   We employ network engineers who collaborate with customers to design and maintain their applications across the network. Our network engineers are trained on Windows NT(TM), Solaris(TM) and other UNIX platforms, as well as Cisco routers and switches, and they help resolve customer problems. We also employ a team of network backbone engineers that constantly monitor the network design and effectiveness to optimize performance for customers, rerouting and redesigning their applications as conditions require.

Competition

   Our market is highly competitive. There are few substantial barriers to entry and we expect that we will face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include Internet system engineering expertise, customer service, network capability, reliability, quality of service, ability to scale to many users, broad geographic presence, brand name recognition, technical expertise and range of functions, the variety of services offered, the ability to maintain and expand distribution channels, price, the timing of introductions of new services, network security, financial resources and conformity with industry standards. We may not have the resources or expertise to compete successfully in the future.

   Our current and potential competitors in the market include:

  . content delivery service providers;

  . hosting companies;

  . information technology and Internet outsourcing firms;

  . national and regional Internet service providers; and

  . global, regional and local telecommunications companies.

   Our competitors may operate in one or more of these areas and include companies such as AboveNet Communications, Adero, Akamai, AT&T, Concentric, Digex, Exodus Communications, Global Crossing, GTE, InterNAP, MCI WorldCom and Qwest. In particular, Akamai and Exodus provide services that directly compete with services that we provide.

   Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. As a result, these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. In addition, these competitors have entered and will likely continue to enter into joint ventures or consortiums to provide additional services competitive with those that we provide.

   Some of our competitors may be able to provide customers with additional benefits, including reduced communications costs. We may not be able to offset the effects of any such price reductions. In addition, we believe that the businesses in which we compete are likely to encounter consolidation in the near future, which could result in increased other competition on pricing and other terms that could cause our business and prospects to suffer.

Intellectual Property Rights

   We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. Although we have filed patent applications with the United States Patent and Trademark Office with respect to our Footprint and TraceWare technologies, as well as some Internet technology recently acquired from SRI International, such applications are pending and we currently have no patented technology that would preclude or inhibit competitors from entering our market. In addition, we have registered the mark "Digital Island" and we have pending trademark applications for the "Footprint" and "TraceWare" marks with the Patent and Trademark Office. Our "Digital Island" mark is either registered or pending in several foreign countries. We have entered into confidentiality and invention assignment agreements with our employees, and nondisclosure agreements with our suppliers, distributors and appropriate customers in order to limit access to and disclosure of our proprietary information. These contractual arrangements or the other steps that we take to protect our intellectual property may not be sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States.

   To date, we have not been notified that our products infringe the proprietary rights of any third parties, but third parties may in the future claim that our current or future products infringe upon their proprietary rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product installation delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on terms acceptable to us, or at all. As a result, any such claim could harm our business and prospects.

Government Regulation

   Federal Regulation. The FCC does not currently regulate network software or computer equipment-related services that transport data or voice messages on telecommunications facilities, except when provided by any of the Regional Bell Operating Companies. However, our network services involve data transmissions over public telephone lines, and those transmissions are governed to some extent by federal regulatory policies establishing charges and terms for wireline communications. Operators of networks that provide access to regulated transmission facilities only as part of a data services package are not currently subject to direct regulation as "telecommunications carriers" by the FCC or any other federal agency, other than regulations generally applicable to all businesses.

   The absence of direct FCC regulation reflects, in part, the status of Internet services as a relatively recent phenomenon. The federal legal and regulatory framework for such services is therefore in its nascent state of development.

   The evolving state of federal law and regulation is reflected in the FCC's April 10, 1998 Report to Congress. In the April 1998 Report, the FCC discussed whether Internet service providers should be classified as telecommunications carriers, and, on that basis, be required to contribute to the Universal Service Fund. The Unversal Service Fund was created by federal statute and is funded by interstate telecommunications carriers for the purpose of ensuring that all segments of the population of the United States have access to basic telecommunications services. The report concluded that Internet access service, which the FCC defined as an offering combining computer processing, information storage, protocol conversion, and routing transmissions, is an "information service" under the Telecommunications Act of 1996 and thus not subject to regulation. In contrast, the FCC found that the provision of transmission capabilities to Internet service providers and other information service providers does constitute "telecommunications services" under the Telecommunications Act of 1996. Consequently, parties providing those latter services are presently subject to FCC regulation (and the corresponding Universal Service Fund obligations).

   New federal laws and regulations may be adopted in the future that would subject the provision of our Internet services to government regulation. Legislative initiatives currently being considered in Congress, for example, may require taxation of Internet-related services like those that we offer or impose access charges on Internet service providers. Any new laws regarding the Internet, particularly those that impose regulatory or financial burdens, could cause our business and prospects to suffer. We cannot predict the impact, if any, that any future changes in law or regulation may have on our business.

   Certain changes in federal laws and regulations could cause our business and prospects to suffer. Changes of particular concern include those that directly or indirectly affect the regulatory status of Internet services, increase the cost telecommunications services (including the application of access charges or Universal Service Fund contribution obligations to Internet services), or increase the competition from the RBOCs and other telecommunications companies. We cannot predict the impact, if any, that such legislative or regulatory changes may have on our business. For instance, the FCC could determine through any one of its ongoing or future proceedings that the Internet is subject to regulation. In that event, we could be required to comply with:

  . FCC entry or exit regulations;

  . tariff filing, reporting, fee, and record-keeping requirements;

  . marketing restrictions;

  . access charge obligations; and

  . Universal Service Fund contribution obligations.

   Any one or more of those changes could adversely impact our ability to provide services. The FCC could similarly conclude that providing Internet transport or telephony services over an Internet protocol-based network is subject to regulation. For example, the FCC currently has ongoing proceedings in which it is considering whether to regulate certain transmissions provided via the Internet, such as services functionally equivalent to traditional two-way voice telephony. Such determination could cause our business and prospects to suffer.

   Another major and unresolved regulatory issue concerns the obligation of information service providers, including Internet service providers, to pay access charges to Incumbent Local Exchange Carriers. A proceeding initiated by the FCC in December 1996 raises the issue of whether Incumbent Local Exchange Carriers, which are local telephone companies that began providing service prior to the enactment of the Telecommunications Act of 1996, can assess interstate access charges on information service providers, including Internet service providers. Unlike basic services, enhanced services, which the FCC has concluded are synonymous with information services and include Internet access services, are currently exempt from interstate access charges. The FCC has reaffirmed that information service providers are exempt from access charges, and a United States Court of Appeals has affirmed this decision by the FCC.

   Another major regulatory issue concerns Internet-based telephony. In its April 1998 Report, the FCC observed that Internet protocol telephony appears to be a telecommunications service rather than an unregulated information service. The FCC explained that it would determine on a case-by-case basis whether to regulate the service and thereby require providers of Internet protocol telephony to contribute to the Universal Service Fund. The ultimate resolution of Internet protocol telephony issues could negatively impact the regulatory status, cost and other aspects of our service offerings.

   Another major unresolved regulatory proceeding that could affect the benefits and costs of our service offerings (to the extent we become involved in the exchange of communications traffic) involves reciprocal compensation. Reciprocal compensation relates to the fees paid by one carrier to terminate traffic on another carrier's network. In July 1997, the FCC was asked to determine whether Competitive Local Exchange Carriers (local telephone companies that provide service in competition with Incumbent Local Exchange Carriers) that serve Internet service providers are entitled to reciprocal compensation under the Telecommunications Act of 1996 for calls originated by customers of an Incumbent Local Exchange Carriers to an Internet service provider served by a Competitive Local Exchange Carriers within the same local calling area. Prior to the time the FCC addressed the issue, every state that addressed the issue from an intrastate perspective (at least twenty-nine in number) determined that calls to Internet service providers are to be treated as local for purposes of reciprocal compensation. In February 1999, the FCC concluded that it would regulate calls to Internet service providers as interstate traffic in the future. The FCC sought comment on how this traffic should be compensated prospectively between carriers. Pending the FCC's adoption of a prospective rule, a number of states have continued to treat calls to Internet service providers as local for purposes of reciprocal compensation. The FCC's ultimate resolution of the compensation issue could increase Internet service provider costs in the future by increasing telephone charges if the FCC adopts a rule that precludes compensation for calls to Internet service providers or prescribes a rate that is substantially less than the reciprocal compensation rates that were paid in the past and are currently being paid under some existing inter-carrier agreements.

   We could also be harmed by federal (as well as state) laws and regulations relating to the liability of on-line services companies and Internet access providers for information carried on or disseminated through their networks. Several private lawsuits seeking to impose such liability upon on-line services companies and Internet access providers are currently pending. In addition, legislation has been enacted and new legislation imposes liability for the transmission of, or prohibits the transmission of certain types of, information on the Internet, including sexually explicit and gambling information. The United States Supreme Court has already held unconstitutional certain sections of the Communications Decency Act of 1996 that, among other provisions, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet. Congress subsequently enacted legislation that imposes both criminal and civil penalties on persons who knowingly or intentionally make available materials through the Internet that are "harmful" to minors. However, the new law generally excludes from the definition of "person" Internet service providers that are not involved in the selection of content disseminated through their networks.

   Congress also enacted legislation that limits liability for online copyright infringement. This legislation includes exemptions that enable Internet service providers to avoid copyright infringement if they merely transmit material produced and requested by others. It is possible that other laws and regulations could be enacted in the future that would place copyright infringement liability more directly on Internet service providers. The imposition of potential liability on us and other Internet access providers for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability, which may in turn require us to expend substantial resources or discontinue certain service or product offerings. The increased attention to liability issues as a result of lawsuits and legislative action, could similarly impact the growth of Internet use. While we carry professional liability insurance, this insurance may not be adequate to compensate claimants or cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance that are incurred as a result of such liability or asserted liability could cause our business and prospects to suffer.

   State Regulation. The proliferation of Internet use in the past several years has prompted state legislators and regulators to consider the adoption of laws and regulations to govern Internet usage. Much of the legislation that has been proposed to date may, if enacted, handicap further growth in the use of the Internet. It is possible that state legislatures and regulators will attempt to regulate the Internet in the future, either by regulating transactions or by restricting the content of the available information and services. While state public utility commissions generally have declined to directly regulate enhanced or information services, some states have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by local telecommunications carriers. Moreover, the public utility commissions of several states continue to consider potential regulation of such service. Enactment of such legislation or adoption of such regulations could cause our business and prospects to suffer.

   Another area of adverse potential state regulation concerns taxes. The United States Congress recently enacted a three-year moratorium on new state and local taxes on the Internet (those not generally imposed or actually enforced prior to October 1, 1998) as well as on taxes that discriminate against commerce through the Internet. Congress also established an advisory commission to study and make recommendations on the federal, state and local taxation of Internet-related commerce. These recommendations are due to Congress by April 2000 and could serve as the basis for additional legislation. Previous to the enactment of the tax moratorium, a significant number of bills had been introduced in state legislatures that would have taxed commercial transactions on the Internet. Future laws or regulatory changes that lead to state taxation of Internet transactions could cause our business and prospects to suffer.

   One issue of growing importance revolves around contract law. Although customer-level use of the Internet to conduct commercial transactions is still in its infancy, a growing number of corporate entities are engaging in Internet transactions. This Internet commerce has spawned a number of state legal and regulatory issues, such as whether and how provisions of the Uniform Commercial Code (adopted by 49 states) apply to transactions carried out on the Internet and which jurisdiction's laws are to be applied to a particular transaction. It is not possible to predict how state law will evolve to address new transactional circumstances created by Internet commerce or whether the evolution of such laws will cause our business and prospects to suffer.

   State legislators and regulators have also sought to restrict the transition of or limit access to certain materials on the Internet. For example, in the past several years, various state legislators have sought to limit or prohibit:

  . certain communications between adults and minors;

  . anonymous and pseudonymous use of the Internet;

  . on-line gambling; and

  . the offering of securities on the Internet.

   Enforcement of such limitations or prohibitions in some states could affect transmissions in other states. State laws and regulations that restrict access to such materials on the Internet could inadvertently block access to other permissible sites. We cannot predict the impact, if any, that any future laws or regulatory changes in this area may have on our business.

   Some states have also sought to impose tort liability or criminal penalties on certain conduct involving the Internet, such as the use of "hate" speech, invasion of privacy, and fraud. The adoption of such laws could adversely impact the transmission of non-offensive material on the Internet and, to that extent, could cause our business and prospects to suffer.

   Local Regulation. Although local jurisdictions generally have not sought to regulate the Internet and related services, it is possible that such jurisdictions will seek to impose regulations in the future. In particular, local jurisdictions may attempt to tax various aspects of Internet access or services, such as transactions handled through the Internet or subscriber access, as a way of generating municipal revenue. The imposition of local taxes and other regulatory burdens by local jurisdictions could cause our business and prospects to suffer. Our networks may also be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

   Foreign Regulation. As our services become available over the Internet in foreign countries, and as we facilitate sales by our customers to end-users located in such foreign countries, these foreign jurisdictions may decide that we are required to qualify to do business in such country or obtain permits or licenses to provide value-added network services. Such decisions could subject us to taxes and other costs and could result in our inability to enforce contracts in such jurisdictions. It is possible that claims could be made against online service companies and Internet service providers under foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could cause our business and prospects to suffer.

Employees

   As of December 31, 1999, we had 409 employees, including 146 people in sales and marketing, 11 people in professional services, 101 people in engineering, 106 people in operations and 45 people in finance and administration. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. The competition for such personnel is intense, and there can be no assurance that we will be able to identify, attract and retain such personnel in the future. None of our employees are represented by a labor union, and management believes that our employee relations are good.

Facilities

   We have the following facilities: our corporate headquarters in San Francisco, regional offices in Thousand Oaks (California) and San Diego, and data centers in Honolulu, Santa Clara (California), New York City, Hong Kong and London. In addition, we have sales offices in Boston, New York City, Minneapolis, Chicago, Philadelphia, Dallas, Houston, St. Louis, Atlanta, Reston (Virginia), Japan, the Netherlands, Switzerland and the United Kingdom.

Legal Proceedings

   We are not party to any material legal proceeding.

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

                                   MANAGEMENT

Officers, Directors and Senior Management

   The following table sets forth the names and ages of our executive officers and directors and certain members of our senior management as of December 31, 1999.

              Name               Age                  Position
              ----               ---                  --------
Ruann F. Ernst(3)(5)............  53 Chief Executive Officer and Chairman of the
                                     Board of Directors

Leo S. Spiegel(4)...............  38 President and Director

T.L. Thompson...................  53 Chief Financial Officer and Secretary

Chris Albinson..................  32 Vice President of Corporate Development

Scott Darling...................  41 Vice President of Business Development and
                                     Professional Services

Paul Evenson....................  39 Vice President of Operations

Allan Leinwand..................  33 Vice President of Engineering and Chief
                                     Technology Officer

Bruce Pinsky....................  36 Vice President of Solutions Engineering and
                                     Chief Information Officer

Rick Schultz....................  41 Vice President, North American Sales

Eric Shepcaro...................  42 Vice President of International and Channel
                                     Sales

Michael T. Sullivan.............  48 Vice President of Finance

Andrew Swart....................  40 Vice President of Software Engineering

Tim Wilson......................  40 Vice President of Marketing

Charlie Bass(2).................  57 Director

Christos Cotsakos(2)............  51 Director

Marcelo A. Gumucio(1)(4)........  62 Director

Cliff Higgerson(1)..............  60 Director

G. Bradford Jones(1)(3).........  44 Director

Robert Kibble(2)................  56 Director

Shahan Soghikian(3)(4)..........  41 Director

--------
(1)  Member of Audit Committee
(2)  Member of Compensation Committee
(3)  Member of Finance Committee
(4)  Member of Nominating Committee
(5)  Member of Special Stock Option Committee

   Each director will hold office for the term described below in "--Classified Board" and until such director's successor is elected and qualified or until such director's earlier resignation or removal. Each officer serves at the discretion of the board of directors of Digital Island. There are no other family relationships among any of the directors, officers or key employees of Digital Island.

   Ruann F. Ernst has served as Chairman of the Board since December 1999 and as Chief Executive Officer and as a director since June 1998. She was President from June 1998 until the closing of the Sandpiper merger in December 1999. Prior to joining Digital Island, Ms. Ernst served with Hewlett Packard, a computer equipment and services company, for approximately ten years, most recently as general manager of the Financial Services Business Unit. Ms. Ernst has also served as Director, Medical Computing Services Division and Assistant Professor, Medicine and Computer Science at The Ohio State University and as a Congressional Fellow in the Office of Technology Assessment. Ms. Ernst serves on the Board of Directors of The Institute for the Future, Phoenix International and Advanced Fibre Communications, Inc. Ms. Ernst holds a B.S. in Mathematics, a Masters Degree in Computer Science and a Ph.D. in Technology and Organizational Change from The Ohio State University.

   Leo S. Spiegel has served as President since December 1999 and previously served as Sandpiper's President and Chief Executive Officer and as a director of Sandpiper since January 1998. From February 1996 to January 1998, Mr. Spiegel served as Senior Vice President and Chief Technology Officer of Donnelley Enterprise Solutions, Inc., an information management firm. From June 1995 to February 1996, Mr. Spiegel serves as a Senior Vice President of Donnelley Business Services, a subsidiary of R.R. Donnelley and Sons Company. From May 1991 to June 1995, Mr. Spiegel was the Executive Vice President and Chief Technology Officer of LANSystems, a network utilities software developer and international systems integration firm which he co-founded. Mr. Spiegel holds a B.A. from the University of California, San Diego.

   T.L. Thompson has served as Chief Financial Officer since January 1999. Mr. Thompson served as Chief Financial Officer of Narrowline, an Internet marketing firm, from October 1996 to November 1998. From 1989 to 1996 he served in various financial capacities at Ziff-Davis Publishing Company, most recently as Vice President of Business Development. Mr. Thompson holds a B.S. in Economics and an M.B.A. from Northwestern University.

   Chris Albinson has served as Vice President of Corporate Development since September 1999. From 1993 to August 1999 Mr. Albinson served as Assistant Vice President at Newbridge Networks Corp., manufacturer of digital electronic network products. Mr. Albinson holds an M.B.A. from the University of Western Ontario.

   Paul Evenson has served as Vice President of Operations since November 1998. From 1996 to 1998, Mr. Evenson served as Vice President of Sales and Operations at Westech Communications, Inc., a communications services firm. From 1987 to 1998, Mr. Evenson served as Vice President of Information Technology at Montgomery Securities, an investment banking firm. Mr. Evenson studied Engineering at Oregon State University.

   Scott Darling has served as Vice President of Professional Services since December 1999 and previously served as Sandpiper's Vice President of Business Development and Professional Services since May 1999. From September 1993 to May 1999, Mr. Darling was the managing director for the Worldwide Consumer Products and Retail and Financial Services at EDS with a heavy focus on e-commerce and web enablement services. Mr. Darling holds a B.S. in Economics and Business Administration from the University of Nebraska and an M.B.A. from Colorado State University.

   Allan Leinwand has served as Vice President of Engineering and Chief Technology Officer since January 1997 and as a director from January 1997 to February 1999. Prior to joining Digital Island, from August 1990 to February 1997, Mr. Leinwand served as Manager, Consulting Engineer at Cisco Systems, a network equipment provider, where he designed and deployed global internetworks for large corporations, governments and institutions. Mr. Leinwand also served as a network design and implementation engineer at Hewlett Packard from 1988 to 1990. Mr. Leinwand holds a B.S. in Computer Science from the University of Colorado, Boulder.

   Bruce Pinsky has served as Vice President of Solutions Engineering and Chief Information Officer since March 1997. From August 1992 to March 1997, Mr. Pinsky worked in Customer Engineering and Global Support Engineering for Cisco Systems. Mr. Pinsky holds a B.S. in Computer Science from California State University, Hayward.

   Rick Schultz has served as Vice President of North American Sales since March 1999. From December 1995 to February 1999, Mr. Schultz served as Vice President of Sales at Pacific Bell Network Integration, a subsidiary of Pacific Bell, a telecommunications company. Mr. Schultz also held various senior management positions at AT&T from June 1980 to November 1995 in Sales, Product Management and Sales Management. Mr. Schultz holds a B.S. in Commerce from De Paul University and an M.B.A. from the University of San Francisco.

   Eric Shepcaro has served as Vice President of International and Channel Sales since December 1999 and previously served as Sandpiper's Vice President of Sales since January 1998. Mr. Shepcaro has more than 20 years of technical sales and marketing experience. Prior to joining Sandpiper, Mr. Shepcaro spent over 17 years at Sprint Corporation. Most recently, he served as Vice President of Sales Engineering and Application Support, where he led the organization responsible for technical sales, business development, network engineering, program, management, and service implementation for business and government customers. Mr. Shepcaro holds a B.S. in Business from the State University of New York at Albany and an M.B.A. from San Francisco State University.

   Michael T. Sullivan has served as Vice President of Finance since May 1997 and served as Chief Financial Officer from October 1997 to January 1999. From July 1993 to May 1996 Mr. Sullivan served as Vice President of Operations and Chief Financial Officer for Tut Systems, a network equipment provider. Mr. Sullivan holds a B.S. in Business Administration from the University of California, Berkeley. Mr. Sullivan is a certified public accountant.

   Andrew Swart has served as Vice President of Software Engineering since December 1999, and previously served as Sandpiper's Vice President of Engineering since January 1998 and as a director of Sandpiper since December 1996. Mr. Swart also served as Sandpiper's President and Chief Executive Officer from December 1996 to January 1998. From November 1994 to December 1996, Mr. Swart was a managing director of Sandpiper Consulting LLC. Mr. Swart holds a B.S. in Management Information Systems from the University of Texas at Dallas.

   Tim Wilson has served as Vice President of Marketing since March 1998. From December 1996 to March 1998, Mr. Wilson served as General Manager within the Business Communications Systems Division of Lucent Technologies, a telecommunications equipment supplier. Mr. Wilson also served as Executive Director and General Manager of the Business Communications Systems Division of AT&T Australia from November 1994 to December 1996. Mr. Wilson holds a B.A. in Physics from Bowdoin College and an M.B.A. from the Fuqua School of Business at Duke University.

   Charlie Bass has served as a director since March 1997. Dr. Bass is Trustee of The Bass Trust, General Partner of Bass Associates and a Consulting Professor of Electrical Engineering at Stanford University. He also serves on the board of directors of Socket Communications, Inc. and on the board of directors of several private communications companies. Prior to co-founding Ungermann-Bass in 1979, Dr. Bass was at Zilog, Inc., and prior to the formation of Zilog, Inc. in 1975, he was on the Electrical Engineering and Computer Sciences faculty at the University of California at Berkeley from 1972 to 1975. Dr. Bass holds a Ph.D. in Electrical Engineering from the University of Hawaii where he participated in the Aloha System research in radio frequency-based computer networks.

   Christos Cotsakos has served as a director of Digital Island since July 1998. Mr. Cotsakos joined E*TRADE, an online financial services company, in March 1996 as the President and Chief

Executive Officer and as a director. Before joining E*TRADE, he served as President, Chief Operating Officer, Co-Chief Executive Officer and a director of AC Nielsen Inc., a marketing research company. Prior to joining AC Nielsen, Mr. Cotsakos spent 19 years with Federal Express Corporation, where he held a number of senior executive positions. In addition to E*TRADE, Mr. Cotsakos serves on the boards of directors of Critical Path, Inc., Fox Entertainment Group, Inc., National Processing, Inc., Official Payments Corp., PlanetRx.com, Inc. and Tickets.com, Inc., as well as several private companies. A decorated Vietnam veteran, he received a B.A. from William Paterson College and an M.B.A. from Pepperdine University. Mr. Cotsakos is currently pursuing a Ph.D. degree in economics at the University of London.

   Marcelo A. Gumucio has served as a director since January 1998, and served as Chairman of the board of directors from January 1998 until May 1998. He is the managing partner of Gumucio Burke & Associates, a private investment firm. In April 1996, Mr. Gumucio joined Micro Focus PLC, an enterprise software provider, as its Chief Executive Officer. He had served as a non-executive director of Micro Focus' board of directors since January 1996. Prior to joining Micro Focus, from 1992 to 1996, Mr. Gumucio was President, Chief Executive Officer and Chairman of the board of directors of Memorex Telex NV. Mr. Gumucio's professional experience in the computer and communications industry spans almost 30 years and includes senior management positions at Cray Research, Inc., Northern Telecom Limited, Memorex Corporation and Hewlett-Packard Company. Mr. Gumucio serves on the board of directors of BidCom Inc., Burr Brown Corporation and E-Stamp Corporation. Mr. Gumucio graduated cum laude with a B.S. in mathematics from the University of San Francisco in 1960. He received an M.S. in applied mathematics and operations research in 1963 from the University of Idaho, where he was named a National Science Fellow and graduated with honors. In 1982, he graduated from the Harvard Business School Advanced Management Program.

   Cliff Higgerson has served as a director since March 1997. Mr. Higgerson has over 20 years experience with venture capital investments. Prior to forming Communications Ventures II in the summer of 1997, he was a General Partner of Vanguard Venture Partners, where he had been since 1992 and where he continues to manage several portfolio companies. His 25 years of involvement in the communications field include research, consulting, planning, investment banking, and venture capital. Mr. Higgerson serves on the board of directors of Advanced Fibre Communications, Inc. and Tut Systems, as well as several private companies. Mr. Higgerson holds a B.S. in electrical engineering from the University of Illinois and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

   G. Bradford Jones has served as a director since December 1999. Mr. Jones is a founding General Partner at Redpoint Ventures, a venture capital fund which invests in Internet communications, media and commerce companies. Prior to founding Redpoint Ventures in 1999, Mr. Jones was a General Partner with Brentwood Venture Capital, which he joined in 1981. Mr. Jones also currently serves on the board of directors of Onyx Acceptance Corporation, a specialized consumer finance company, Interpore International, a medical device company, and ISOCOR, a software developer, and several privately-held companies. Mr. Jones received a B.S. in Chemistry from Harvard University, a M.S. degree in Physics from Harvard University and a J.D./M.B.A. from Stanford University.

   Robert Kibble has served as a director since December 1999. Mr. Kibble is a founding Managing Partner of Mission Ventures, a San Diego-based early-stage venture capital fund with $63 million under management. Mission Ventures invests in information technology, healthcare and business service companies throughout Southern California. Mr. Kibble is also a founding General Partner of Paragon Venture Partners, a Bay Area venture firm, where he has been actively investing for twenty years, including nearly four years as Vice President of Citicorp Venture Capital. He is a director of a number of private companies, including BizRate.com, KnowledgeLINK, Sitematic and enonymous. Mr. Kibble holds an M.A. from Oxford University and an M.B.A. from the Darden School, University of Virginia.

   Shahan Soghikian has served as a director since February 1999. Mr. Soghikian has over nine years experience with venture capital investments and is a General Partner of Chase Capital Partners, where he has been since 1990, and where he develops, executes and monitors investments in private companies. Mr. Soghikian serves on the board of directors of two private companies, Nextec Applications, Inc. and AFS Holdings. Mr. Soghikian graduated with a B.A. in Biology from Pitzer College and an M.B.A. from Anderson School of Business at the University of California at Los Angeles.

Director Compensation

   Our directors do not currently receive compensation for their services as members of the board of directors. All directors are reimbursed for their reasonable out-of-pocket expenses arising from their service on the board of directors or any committee thereof. Employee directors are eligible to participate in and receive equity incentives, in the form of stock option grants or direct stock issuances, under our 1999 stock incentive plan.

   Non-employee board members will receive option grants at periodic intervals under the automatic option grant program of the 1999 stock incentive plan and will also be eligible to receive discretionary option grants under the discretionary option grant program of such plan. See "Executive Compensation and Other Information--Employee Benefit Plans."

Classified Board

   Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. Ruann Ernst, Cliff Higgerson and Robert Kibble have been designated Class I directors whose term expires at the 2000 annual meeting of stockholders. Charlie Bass, Shahan Soghikian and Leo Spiegel have been designated Class II directors whose term expires at the 2001 annual meeting of stockholders. Christos Cotsakos, Marcelo Gumucio and G. Bradford Jones have been designated Class III directors whose term expires at the 2002 annual meeting of stockholders. See "Description of Capital Stock--Antitakeover Effects of Provisions of Certain Charter Provisions, Bylaws and Delaware Law."

Board Committees

   The audit committee of the board of directors consists of Marcelo Gumucio, Cliff Higgerson and G. Bradford Jones. The audit committee reviews our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of our annual audit and other services provided by our independent auditors.

   The compensation committee of the board of directors consists of Charlie Bass, Christos Cotsakos and Robert Kibble. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans including the grant of options under those plans.

   The finance committee of the board of directors consists of Ruann Ernst, G. Bradford Jones and Shahan Soghikian. The finance committee makes recommendations to the board of directors concerning financing transactions, investments, acquisitions and partnerships. The finance committee has the authority to approve the final terms and conditions of acquisitions and investments of $50 million or less.

   The nominating committee of the board of directors consists of Marcelo Gumucio, Shahan Soghikian and Leo Spiegel. The nominating committee makes recommendations to the board of directors concerning candidates for directorships.

   The special stock option committee of the board of directors consists solely of Ruann Ernst. The special stock option committee has the authority, separate from the compensation committee, to make discretionary option grants to eligible individuals other than officers or non-employee members of the board of directors.

Compensation Committee Interlocks and Insider Participation

   None of the members of the compensation committee of the board of directors was at any time since the formation of Digital Island an officer or employee of Digital Island. No executive officer of Digital Island serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or our compensation committee of the board of directors.

Summary of Cash and Certain Other Compensation

   The following table sets forth the compensation earned by our named executive officers which include our Chief Executive Officer and our four most highly compensated executive officers for the fiscal year ended September 30, 1999. Since such date, certain of these executive officers have been succeeded by other persons and we have added additional officers, including as a result of our merger with Sandpiper. For a list of our current executive officers and certain members of senior management, see "Management."

   The options listed in the following table were originally granted under either our 1997 stock option and incentive plan or our 1998 stock option/stock issuance plan. These options have been incorporated into the new 1999 stock incentive plan, but will continue to be governed by their existing terms. See "Executive Compensation and Other Information--Employee Benefit Plans."

                                                       Long-Term
                                                      Compensation
                                                      ------------
                                          Annual
                                       Compensation
                                     ----------------  Securities   All Other
                                      Salary   Bonus   Underlying  Compensation
Name and Principal Position(s)  Year   ($)      ($)     Options        ($)
------------------------------  ---- -------- ------- ------------ ------------
Ruann F. Ernst................  1999 $185,961 $64,250  1,044,159     $24,620(1)
 President and Chief Executive
  Officer

Ron Higgins (2)...............  1999  150,000  40,000    400,000         --
 Chairman of the Board of
  Directors

Paul Evenson..................  1999  146,635  27,222    200,000         --
 Vice President of Operations

Allan Leinwand................  1999  163,333  44,000    323,000         --
 Vice President of Engineering
  and Chief Technology Officer

Michael T. Sullivan...........  1999  150,000  37,250    110,000         --
 Vice President of Finance

Tim Wilson....................  1999  180,446  51,250    280,000         --
 Vice President of Marketing

--------
(1) Consists of reimbursement of rent for Ms. Ernst's apartment in San Francisco, California.
(2) Mr. Higgins served as President and Chief Executive Officer of Digital Island from February 1994 until June 1998 and Chairman of the Board of Directors from June 1998 to September 1999, when he resigned from the Board of Directors.

Stock Options and Stock Appreciation Rights

   The following table sets forth information regarding option grants to each of the named executive officers during the fiscal year ended September 30, 1999. No stock appreciation rights were granted to the named executive officers during the 1999 fiscal year.

                    Stock Option Grants in Fiscal Year 1999

                                                                           Potential
                                                                          Realizable
                                                                       Value at Assumed
                                                                        Annual Rates of
                         Number of   Percent of                           Stock Price
                         Securities Total Options Exercise             Appreciation for
                         Underlying  Granted to   of Base                 Option Term
                           Options  Employees in    Price  Expiration -------------------
          Name           Granted(#)     1999       ($/Sh)     Date       5%        10%
          ----           ---------- ------------- -------- ---------- -------- ----------
Ruann F. Ernst..........  250,000       10.4%      $4.25     3/18/09  $668,201 $1,693,351
Ron Higgins (1).........      --         --          --          --        --         --
Paul Evenson............  150,000        6.2%       3.50    10/26/08   330,170    836,715
                           50,000        2.1%       4.25     3/18/09   133,640    338,670
Allan Leinwand..........   35,000        1.5%       4.25     3/18/09    93,548    237,069
Michael T. Sullivan.....   10,000        0.4%       4.25     3/18/09    26,728     67,734
Tim Wilson..............   40,000        1.7%       3.50    10/16/08    88,045    223,124
                          100,000        4.1%       4.25     3/18/09   267,280    677,341

--------
(1) Mr. Higgins served as President and Chief Executive Officer of Digital Island from February 1994 until June 1998 and Chairman of the Board of Directors from June 1998 to September 1999, when he resigned from the Board of Directors.

   The exercise price per share of each option was determined by our board of directors in its good faith judgment and generally reflects its best estimate of the fair value of our common stock on the date of each grant, taking into account factors such as our operating performance, recent sales of securities, and market conditions.

   Each option has a maximum term of 10 years, subject to earlier termination upon the optionee's cessation of service with Digital Island. Ms. Ernst joined Digital Island as our President and Chief Executive Officer on June 1, 1998 and was granted an option for 794,159 shares with an exercise price of $1.50 per share, effective on her June 1, 1998 start date. The first 635,327 shares, subject to her options, will vest in a series of 50 successive equal monthly installments upon her completion of each month of service over the 50-month period measured from her hire date, and the remaining 158,832 shares will vest in a series of 50 successive equal monthly installments over the 50-month period measured from the first anniversary of her hire date. Following an acquisition of Digital Island by merger, sale of substantially all the assets or sale of more than 50% of our outstanding voting securities, all of the option shares will vest immediately if not assumed by the acquiror. If the options are assumed by the acquiror, all the option shares will vest upon an involuntary termination of her employment (other than for cause) within 18 months of the acquisition. Upon any other involuntary termination of her employment (other than for cause), the vesting of her option shares will be accelerated by six months.

   The actual stock price appreciation over the 10-year option term may not be at the above 5% and 10% assumed annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of common stock appreciates over the option term, no value will be realized from the option grant made to the named executive officer.

Aggregated Option/SAR Exercises and Fiscal Year-End Values

   The following table sets forth information with respect to the named executive officers concerning their exercise of stock options during the fiscal year ended September 30, 1999 and the number of shares subject to unexercised stock options held by them as of the close of such fiscal year. No stock appreciation rights were exercised during the fiscal year ended September 30, 1999, and no stock appreciation rights were outstanding at the close of such year. In the following table, "Value Realized" is equal to the difference between the fair value of the shares at the time of exercise ($9.90 per share) and the exercise price paid for the shares and the "Value of Unexercised In-The-Money Options at Year-End" is based upon the fair value per share at the close of the 1999 fiscal year ($26.00 per share) less the exercise price payable per share.

            Aggregated Option Exercises in 1999 and Year-End Values

                                                   Number of Securities      Value of Unexercised
                                                  Underlying Unexercised     In-the-Money Options
                           Shares                   Options at Year-End           at Year-End
                         Acquired on    Value    ------------------------- -------------------------
Name                     Exercise(#) Realized($) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ----------- ----------- ------------- ----------- -------------
Ruann F. Ernst..........   133,332   $1,119,989    392,076      418,751    $9,519,925   $9,657,837
Ron Higgins (1).........   216,000    2,052,000     42,333      141,667     1,083,725    3,626,675
Paul Evenson............       --           --         --       200,000           --     4,462,500
Allan Leinwand..........   163,733    1,555,464     14,775      144,492       361,396    3,528,289
Michael T. Sullivan.....    46,000      437,000     22,000       42,000       524,700    1,075,200
Tim Wilson..............    53,249      445,307     49,649      177,102     1,134,256    4,152,129

--------
(1) Mr. Higgins served as President and Chief Executive Officer of Digital Island from February 1994 until June 1998 and Chairman of the Board of Directors from June 1998 to September 1999, when he resigned from the Board of Directors.

Employee Benefit Plans

 1999 Stock Incentive Plan

   Our 1999 stock incentive plan is the successor equity incentive program to our 1998 stock option/stock issuance plan which was the successor equity incentive program to our 1997 stock option and incentive plan. The 1999 stock incentive plan became effective on June 29, 1999, the effective date of our initial public offering. All outstanding options under our predecessor plan were at that time incorporated into the 1999 stock incentive plan, and no further option grants will be made under such predecessor plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 stock incentive plan to those options. Except as otherwise noted below, the incorporated options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of the 1999 stock incentive plan.

   An initial reserve of 7,544,000 shares of common stock was authorized for issuance under the 1999 stock incentive plan. This initial share reserve consisted of (i) the number of shares estimated to remain available for issuance under our predecessor plan, including the shares subject to outstanding options thereunder, plus (ii) an additional increase of approximately 2,500,000 shares. The number of shares of common stock reserved for issuance under the 1999 stock incentive plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2000, by an amount equal to four percent (4%) of the total number of shares of common stock outstanding on the last trading day in December in the preceding calendar year, but in no event will this annual increase exceed 2,000,000 shares. Accordingly, in January 2000, the reserve under the plan increased by 2,000,000 shares. In addition, no participant in the 1999 stock incentive plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 750,000 shares of common stock in the aggregate per calendar year.

   The 1999 stock incentive plan is divided into five separate components:

  . the discretionary option grant program, under which eligible individuals in our employ or service (including officers, non-employee board members and consultants) may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

  . the stock issuance program under which eligible individuals may, in the plan administrator's discretion, be issued shares of common stock directly, upon the attainment of designated performance milestones or upon the completion of a specified service requirement or as a bonus for past services;

  . the salary investment option grant program, which may, at the plan administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other key executives selected by the plan administrator the opportunity to apply a portion of their base salary each year to the acquisition of special below-market stock option grants;

  . the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

  . the director fee option grant program, which may, in the plan administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee board members the opportunity to apply all or a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

   The discretionary option grant program and the stock issuance program are administered by the compensation committee. However, a secondary committee of one or more board members also has concurrent authority to administer those programs with respect to individuals who are neither officers nor directors. The compensation committee or secondary committee as plan administrator have complete discretion to determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. However, the board acting by a disinterested majority has the exclusive authority to make any discretionary option grants or stock issuances to members of the compensation committee. The compensation committee has the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. Neither the compensation committee nor the board will exercise any administrative discretion with respect to option grants under the salary investment option grant program or under the automatic option grant or director fee option grant program for the non-employee board members. All grants under those latter three programs will be made in strict compliance with the express provisions of each program.

   The exercise price for the shares of common stock subject to option grants made under the 1999 stock incentive plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

   The plan administrator has the authority to effect the cancellation of outstanding options under the discretionary option grant program (including options incorporated from our predecessor plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

   Stock appreciation rights are authorized for issuance under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the incorporated options from our predecessor plan contain any stock appreciation rights.

   In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation. The plan administrator has complete discretion to grant one or more options under the discretionary option grant program which will vest and become exercisable for all the option shares in the event those options are assumed in the acquisition and the optionee's service with us or the acquiring entity is terminated within a designated period (not to exceed eighteen months) following that acquisition. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

   The plan administrator is also authorized to grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in ownership or control (whether by successful tender offer for more than fifty percent of our outstanding voting stock or by a change in the majority of our board through one or more contested elections for board membership). Such accelerated vesting may occur either at the time of such change or upon the subsequent termination of the individual's service within a designated period (not to exceed eighteen months) following the change.

   The options to be incorporated from our predecessor plan will immediately vest and become exercisable for all the option shares if we are acquired by merger or asset sale, unless the options are assumed by the successor corporation and our repurchase rights with respect to the unvested shares subject to those options are concurrently assigned to the successor entity. For some of these options, the board also has the authority to provide for their cancellation in return for a cash payment to the option holders in an amount per cancelled option share equal to the excess of the price to be paid per share of our common stock in the acquisition over the option exercise price payable per share under the cancelled option. Other of these options contain a special acceleration feature. Under that feature, should the optionee's service be terminated within a designated period following an acquisition in which the option is assumed and our repurchase rights are assigned, then the option will vest at that time and become immediately exercisable for all the option shares, and all unvested shares held by such individual will also vest at that time. There are no other change in control provisions currently in effect for the outstanding options under the predecessor plan. However, the plan administrator will have the discretion to extend the acceleration provisions of the 1999 stock incentive plan to any or all of the options outstanding under our predecessor plan.

   In the event the plan administrator elects to activate the salary investment option grant program for one or more calendar years, each executive officer and other key employee selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files this timely election will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount of salary invested in that option. The option will vest and become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

   Under the automatic option grant program, eligible non-employee board members will receive a series of option grants over their period of board service. Each individual who becomes a non-employee board member will receive an option grant for 15,000 shares of common stock on the date such individual joins the board, provided such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting, each non-employee board member who is to continue to serve as a non-employee board member (including the individuals who are currently serving as non-employee board members) will automatically be granted an option to purchase 5,000 shares of common stock, provided such individual has served on the board for at least six months. There will be no limit on the number of such 5,000 share option grants any one eligible non-employee board member may receive over his or her period of continued board service, and non-employee board members who have previously been in our employ will be eligible to receive one or more such annual option grants over their period of board service.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each automatic option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the 15,000-share option will be subject to repurchase by Digital Island, at the exercise price paid per share, should the optionee cease to serve on the board prior to vesting in those shares. The shares subject to each initial 15,000-share automatic option grant will vest in a series of six successive equal semi-annual installments upon the optionee's completion of each month of board service over the 36 month period measured from the grant date. However, the shares will immediately vest in full upon specified changes in control or ownership or upon the optionee's death or disability while a board member. The shares subject to each annual 5,000-share automatic grant will be fully-vested when granted. Following the optionee's cessation of board service for any reason, each option will remain exercisable for a 12-month period and may be exercised during that time for any or all shares in which the optionee is vested at the time of such cessation of service.

   If the director fee option grant program is activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of common stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will vest and become exercisable for the option shares in a series of twelve equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable and vested for all the option shares upon (i) certain changes in the ownership or control or (ii) the death or disability of the optionee while serving as a board member.

   The shares subject to each option under the salary investment option grant, automatic option grant and director fee option grant programs will immediately vest upon (i) an acquisition of us by merger or asset sale or (ii) the successful completion of a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board effected through one or more contested elections for board membership.

   Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant, salary investment option grant and director fee option grant programs and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this limited stock appreciation right may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share equal to the excess of (i) the highest price per share of common stock paid in connection with the tender offer over (ii) the exercise price payable for such share.

   The board may amend or modify the 1999 stock incentive plan at any time, subject to any required stockholder approval. The 1999 stock incentive plan will terminate on the earliest of (i) April 15, 2009, (ii) the date on which all shares available for issuance under the 1999 stock incentive plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with specified changes in control or ownership.

 1999 Employee Stock Purchase Plan

   Our 1999 employee stock purchase plan became effective on June 29, 1999, the date of execution of the underwriting agreement relating to our initial public offering. The plan is designed to allow our eligible employees and those of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions under the plan. 300,000 shares of common stock were initially reserved for issuance under the plan. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2000, by an amount equal to one percent (1%) of the total number of outstanding shares of our common stock on the last trading day in December in the prior year. In no event will any such annual increase exceed 500,000 shares. Accordingly, in January 2000, the reserve under the plan increased by 500,000 shares.

   The plan has a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period began on the execution date of the underwriting agreement for our initial public offering and will end on the last business day in July 2001. The next offering period will commence on the first business day in August 2001, and subsequent offering periods will commence as designated by the plan administrator.

   Individuals who are eligible employees (employees scheduled to work more than 20 hours per week for more than five calendar months per year) on the start date of any offering period may enter the plan on that start date or on any subsequent semi-annual entry date (the first business day of February or August each year). Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent semi-annual entry date within that offering period.

   Payroll deductions may not exceed 15% of the participant's base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (the last business day in January and July each year) at a purchase price per share equal to 85% of the lower of (i) the fair market value of the common stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 1,200 shares on any semi-annual purchase date, nor may all participants in the aggregate purchase more than 200,000 shares on any semi-annual purchase date. The initial purchase date under the plan will occur on January 31, 2000.

   If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day, with all participants in the terminated offering to be automatically transferred to the new offering period.

   Should we be acquired by merger, sale of substantially all our assets or sale of securities possessing more than fifty percent of the total combined voting power of our outstanding securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of that acquisition. The purchase price will be equal to 85% of the lower of
(i) the fair market value per share of common stock on the participant's entry date into the offering period in which the acquisition occurs or (ii) the fair market value per share of common stock immediately prior to the acquisition. The limitation on the maximum number of shares purchasable in the aggregate on any one purchase date will not be in effect for any purchase date attributable to such an acquisition.

   The plan will terminate on the earlier of (i) the last business day of July 2009, (ii) the date on which all shares available for issuance under the plan shall have been sold pursuant to purchase rights exercised thereunder or (iii) the date on which all purchase rights are exercised in connection with an acquisition of us by merger or asset sale.

   The board may at any time alter, suspend or discontinue the plan. However, certain amendments, such as increasing the number of shares reserved for issuance under the plan, require stockholder approval.

 401(k) Plan

   We sponsor the Digital Island, Inc. 401(k) Plan. Employees are eligible to participate in the 401(k) Plan and may contribute up to 15% of their current compensation, but in no event may they contribute more than the maximum dollar amount allowable per calendar year under the federal tax laws. Each participant is fully vested in his or her salary reduction contributions. Participant contributions are held in trust and the individual participants may direct the trustee to invest their accounts in a number of investment alternatives. We may make contributions to the 401(k) Plan which match a percentage of each participant's contributions for the year, with the actual percentage match (if any) for one or more plan years to be determined by us in our discretion. In addition, we may make discretionary contributions for one or more plan years which would be allocated to participants on the basis of their compensation for the plan year. Any discretionary and matching contributions which we may make to the 401(k) Plan would be subject to a vesting schedule tied to the participant's years of service with us. To date, we have not made any matching or discretionary contributions to the 401(k) Plan. We may also make fully vested qualified non-elective contributions to the 401(k) Plan on behalf of participants who are not "highly compensated," but have not done so to date.

Employment Contracts and Change of Control Arrangements

   We have entered into employment agreements with Ms. Ernst, Mr. Leinwand, Mr. Wilson, Mr. Evenson and Mr. Sullivan, each of whom are officers of Digital Island. All outstanding options held by the foregoing officers will automatically vest in full upon an acquisition of Digital Island by merger, sale of substantially all the assets or sale of more than 50% of our outstanding voting securities, unless those options are assumed or otherwise continued in effect by a successor entity or our repurchase rights for any unvested shares subject to those options are to remain in force following such acquisition. The exercise price per share of the options below were determined by our board of directors as described in "--Stock Options and Stock Appreciation Rights."

   Ruann F. Ernst. On May 20, 1998, Ruann F. Ernst, our Chief Executive Officer and President, entered into an employment agreement with us. This agreement provided for an annual salary of $150,000. Ms. Ernst is also entitled to incentive compensation in an amount not less than forty percent (40%) of her base salary upon the achievement of performance milestones mutually agreed upon with our Board of Directors. On March 1, 1999, Ms. Ernst's annual salary was increased to $200,000. In connection with her employment agreement we granted Ms. Ernst options to purchase up to 794,159 shares of our common stock at a per share exercise price of $1.50 per share.

   Allan Leinwand. On February 3, 1997, Allan Leinwand, our Vice President of Engineering and Chief Technology Officer, entered into an employment agreement with us. This agreement provided for an annual salary of $105,000. Mr. Leinwand is also eligible for a discretionary quarterly bonus of up to $10,000. Should we terminate Mr. Leinwand other than for cause, we must pay Mr. Leinwand a severance payment equal to one hundred percent of his then current annual base salary. Currently, Mr. Leinwand's annual salary is $170,000, and he is eligible for a discretionary quarterly bonus of up to $12,500. In connection with his employment agreement, we granted to Mr. Leinwand options to purchase up to 240,000 shares of our common stock at a per share exercise price of $0.40 per share.

   Tim Wilson. On March 16, 1998, Tim Wilson, Digital Island's vice president of marketing and international sales, entered into an employment agreement with Digital Island. This agreement provided for an annual salary of $150,000. Mr. Wilson is also eligible for a discretionary quarterly bonus of $12,500. On March 1, 1999, Mr. Wilson's annual salary was increased to $165,000 and his discretionary quarterly bonus was increased to $15,000. In connection with his employment agreement, Digital Island granted Mr. Wilson options to purchase up to 140,000 shares of Digital Island common stock at a per share exercise price of $0.90 per share.

   Paul Evenson. On October 26, 1998, Paul Evenson, Digital Island's vice president of operations, entered into an employment agreement with Digital Island. This agreement provided for an annual salary of $150,000. Mr. Evenson is also eligible for an annual bonus of not less than $40,000 upon achievement of specified milestones. In connection with his employment agreement, Digital Island granted Mr. Evenson options to purchase up to 150,000 shares of Digital Island common stock at a per share exercise price of $3.50 per share.

   Michael T. Sullivan. On May 5, 1997, Michael T. Sullivan, our Vice President of Finance, entered into an employment agreement with us. This agreement provided for an annual salary of $120,000. Mr. Sullivan is also eligible for a discretionary quarterly bonus of up to $5,000. On March 16, 1998, Mr. Sullivan's annual salary was increased to $150,000 and his discretionary quarterly bonus was increased to $7,500. In connection with his employment agreement, we granted to Mr. Sullivan options to purchase up to 100,000 shares of our common stock at a per share exercise price of $0.40 per share.

Limitation of Liability and Indemnification

   Our certificate of incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to Digital Island or our stockholders for monetary damages for conduct as a director.

Although liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

   Our certificate of incorporation requires us to indemnify our directors to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with each of our directors. We believe that the limitation of liability provisions in our certificate of incorporation and indemnification agreements may enhance our ability to attract and retain qualified individuals to serve as directors. See "Description of Capital Stock."

                              CERTAIN TRANSACTIONS

   Some of our directors, executive officers and affiliates have entered into transactions with us as follows:

Preferred Stock Financings

   Since October 1, 1997 we have sold 4,283,181 shares of our Series C Preferred Stock at a price of $3.45 per share, 2,022,476 shares of our Series D Preferred Stock at a price of $5.25 per share and 11,764,706 shares of our Series E Preferred Stock at a price of $4.25 per share in a series of private financings. We sold these securities pursuant to preferred stock purchase agreements and an investors' rights agreement on substantially similar terms (except for terms relating to date and price), under which we made standard representations, warranties, and covenants, and pursuant to which we provided the purchasers thereunder with registration rights, information rights, and rights of first refusal, among other provisions standard in venture capital financings. Each share of our preferred stock was converted into one share of our common stock upon the completion of our initial public offering, except that each share of Series D Preferred Stock was converted into 1.088084 shares of our common stock, to give effect to an antidilution adjustment resulting from the sale of the Series E Preferred Stock. The purchasers of the preferred stock included, among others, the following holders of 5% or more of our common stock, directors, and entities associated with directors:

                                           Shares of Preferred Stock
                                                   Purchased
                                         -----------------------------------
Name                                     Series C     Series D     Series E
----                                     ---------    ---------    ---------
Bass Trust U/D/T dated April 29,
 1988(1)................................    39,420       34,095       27,765
Chase Venture Capital Associates,
 L.P.(2)................................       --           --     2,823,529
The Cotsakos Revocable Trust dated
 9/3/87(3)..............................       --        28,571          --
Crescendo II, L.P.(4)...................   289,855(5)   143,429(5)   463,294(5)
Crosspoint Venture Partners.............   289,855          --       926,824
E*TRADE Group, Inc.(6)..................       --     1,333,334      562,588
FW Ventures III, L.P. ..................       --           --     1,822,353
Marcelo Gumucio.........................    29,000          --           --
Merrill Lynch KECALP....................       --           --     1,482,824
Tudor Global Trading, Inc. ............. 1,015,000      190,476      744,470
Vanguard V, L.P.(7).....................   260,870      142,857          --

--------
(1) Charlie Bass, a director of Digital Island, is the Trustee of the Bass Trust U/D/T dated April 29, 1998.
(2) Shahan Soghikian, a director of Digital Island, is a General Partner of Chase Venture Capital Associates, L.P.
(3) Christos Cotsakos, a director of Digital Island, is the Trustee of The Cotsakos Revocable Trust dated 9/3/87.
(4) David Spreng, a director of Digital Island from July 1997 until December 1999, is the Managing Member of Crescendo Ventures II, LLC, the general partner of Crescendo II, L.P.
(5) Includes shares held by Eagle Ventures II, LLC pursuant to a parallel investment agreement with Crescendo.
(6) Mr. Cotsakos, a director of Digital Island, is Chairman of the Board of E*TRADE.
(7) Cliff Higgerson, a director of Digital Island, is the General Partner of Vanguard V, L.P.

Investors' Rights Agreement

   Pursuant to the terms of the Amended and Restated Investors' Rights Agreement dated February 19, 1999, as amended, by and among Digital Island and the holders of our preferred stock, the investors acquired certain registration rights with respect to their capital stock of Digital Island.

Beginning on the earlier of (i) February 19, 2001, or (ii) one year after our initial public offering, holders of more than two-thirds of the currently outstanding preferred stock may require us to effect up to two demand registrations under the Securities Act covering the lesser of 50% of the outstanding common stock issued upon conversion of the preferred stock or a number of shares of such common stock yielding gross aggregate proceeds in excess of $15.0 million, subject in either case to the board of directors' right if such registration would harm Digital Island to defer such registration for a period up to 60 days. In addition, if we propose to issue equity securities under the Securities Act for our own account in an underwritten public offering, then such holders have the right (subject to quantity limitations determined by the underwriters) to request that Digital Island register such common stock. Also, such holders have the right to request an unlimited number of registrations of such common stock on Form S-3 under the Securities Act. All registration expenses incurred in connection with the first two demand registrations described above, the first two registrations on Form S-3 described above and all piggyback registrations will be borne by Digital Island. The participating investors will pay for underwriting discounts and commissions incurred in connection with any such registrations. We have agreed to indemnify the investors against certain liabilities in connection with any registration effected pursuant to the foregoing Investors' Rights Agreement, including Securities Act liabilities.

Employment, Indemnification and Non-Disclosure Agreements

   We have entered into employment agreements with Ms. Ernst, Mr. Leinwand, Mr. Wilson and Mr. Evenson and Mr. Sullivan, who are named executive officers. We have also entered into indemnification agreements with each of our other directors and officers. See "Executive Compensation and Other Information-- Employment Contracts and Change of Control Arrangements," and "--Limitation of Liability and Indemnification."

Agreements with Former Sandpiper Officers

   Concurrently with the effectiveness of our merger with Sandpiper, Leo Spiegel, Andrew Swart, and David Farber, former executive officers of Sandpiper, entered into employment agreements with us. Under the terms of the employment agreements, Mr. Swart and Mr. Farber each agree to remain employed by us for a period of one year from the closing of the merger unless we terminate them earlier. In Mr. Spiegel's case, he agrees to remain employed with us until November 24, 2000 unless we terminate him earlier.

   If the employment of Messrs. Spiegel, Swart or Farber is terminated by us "without cause" prior to the end of the one-year period following the closing of the merger (or prior to November 24, 2000 in Mr. Spiegel's case), then that individual will be entitled to receive his base salary as a severance payment until the earlier of (1) one year after the termination of his employment or
(2) the date the employee begins employment with another employer. If the employment is terminated for "cause" prior to the end of the one-year period following the closing of the merger (or prior to November 24, 2000 in Mr. Spiegel's case), then the employee will be paid all salary, bonus and benefits earned through the date of termination of employment, but nothing else.

   As to Mr. Swart and Mr. Farber, "cause" shall mean the employee's termination as a result of the employee: (a) failing to perform the duties of his position after receipt of a written warning; (b) engaging in serious misconduct; (c) being convicted of a felony; (d) committing an act of fraud against, or the misappropriation of property belonging to, us; or (e) materially breaching of the employment agreement or the confidentiality or proprietary information agreement between the employee and us.

   In Mr. Spiegel's case, a termination for "cause" shall mean a termination for any of the following reasons: (a) willful and repeated failure or refusal to comply in any material respect with reasonable directives from the chief executive officer which are consistent with his job responsibilities and stature, provided that such failure or refusal continues for 45 days after written notice is given to him describing such failure or refusal in reasonable detail and stating the company's intention to terminate his employment if such continues, (b) conviction of a felony which has a material adverse impact on us or (c) the intentional and known unauthorized use or disclosure of the confidential proprietary information of ours or any of our subsidiaries, including Sandpiper after the merger, which has a material adverse impact on us. Mr. Spiegel will also be entitled to severance as provided for above if he terminates his employment for "good reason" before November 24, 2000. A termination for "good reason" shall mean a termination by him of his employment for any of the following reasons: (x) diminution of responsibilities consistent with his position of president as agreed upon at the time of merger, after providing notice to the chief executive officer and allowing for reasonable opportunity to cure the diminution of responsibilities;
(y) change in title or reporting relationship; or (z) involuntary relocation from his principal place of employment in San Diego, California.

   At October 31, 1999, Mr. Spiegel held 858,917 shares of Sandpiper common stock (921,360 shares of Digital Island common stock, as converted), issued pursuant to a restricted stock purchase agreement, which were subject to repurchase by Sandpiper at $0.07 per share upon a termination of his employment. Although his restricted stock purchase agreement with Sandpiper provided that all of these shares would vest free of this repurchase right upon certain events such as the merger, in connection with his employment agreement with Digital Island described above, Mr. Spiegel waived these acceleration rights and instead agreed that 50% of his unvested shares, as converted, would vest on March 24, 2000 and the balance on November 24, 2000, unless he terminates his employment without "good reason" or is terminated by Sandpiper for "cause" prior to vesting. This accelerated vesting schedule, together with the accelerated vesting of common stock of certain other Sandpiper executives, was approved by the Sandpiper shareholders pursuant to Section 280G of the Internal Revenue Code on December 8, 1999.

   Mr. Swart and Mr. Farber were each granted a stock option for 150,000 shares of Digital Island's common stock following the closing of the merger. The option vests over 50 months of successive employment with us. In the event of a change in control following the closing of the merger, the employee's option will accelerate in full unless the acquiring company assumes the option. If the employee is terminated by the acquiring company, other than for cause, or resigns due to specified adverse changes in his terms of employment, upon or within eighteen (18) months following a change in control but more than twelve months (12) after the date the employee commences employment with Digital Island, the employee's option will immediately vest and become exercisable for all the shares at the time subject to that option.

   For purposes of these agreements, "change in control" shall mean any of the following transactions effecting a change in ownership or control of Digital
Island:

     (a) a merger, consolidation or reorganization approved by Digital Island stockholders in which securities representing more than fifty percent (50%) of the total combined voting power of Digital Island's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction;

     (b) any stockholder-approved transfer or other disposition of all or substantially all of Digital Island's assets in complete liquidation or dissolution of Digital Island; or

     (c) the acquisition, directly or indirectly by any person or related group of persons (other than Digital Island or a person that directly or indirectly controls, is controlled by, or is under common control with, Digital Island), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of Digital Island's outstanding securities pursuant to a tender or exchange offer made directly to Digital Island's stockholders.

   The employment agreements contain non-competition provisions that require each employee during his employment and continuing until the latter of (1) one year after the closing date of the merger (or November 24, 2000 in Mr. Spiegel's case) or (2) one year after the date of termination, to not render any services to any content distribution company that operates networks which serve content in one or two ways to multiple devices distributed throughout deployed networks of distributed servers (including without limitation Adero, Akamai, Real Broadcast Networks, Exodus, AT&T) in the United States or throughout the world.

   Concurrently with the execution of their employment agreements, Leo Spiegel, Andrew Swart, and David Farber executed non-disclosure agreements with us. The non-disclosure agreements require the employee:

     (i) during his employment with Digital Island and thereafter, not to divulge or disclose any confidential information of Digital Island without the written consent of Digital Island; and

     (ii) during his employment and for one year thereafter, not to engage, individually or on behalf of other persons, in soliciting any employees of Digital Island to leave their employment with Digital Island or to accept a position of any kind with another employer.

Director Arrangements and Stockholder Notes

   In February 1998, Digital Island granted a nonstatutory option to purchase a total of 183,000 shares of our common stock to Marcelo Gumucio, then the Chairman of the board of directors and now a director of Digital Island. These options were immediately exercisable and subject to repurchase by Digital Island, with the right to repurchase expiring in 16 equal quarterly installments. At the time of the option grant, Mr. Gumucio exercised the option to purchase the entire 183,000 shares of common stock, in exchange for a $109,800 note. Under the terms of the note, interest accrues on outstanding amounts at 5.61% per annum. Interest is to be repaid in four equal annual installments commencing February 24, 1999. The entire principal amount is due and payable in one lump sum on February 24, 2002. In August 1999, Mr. Gumucio repaid the entire principal amount as well as all accrued interest.

Officer Loans

   On April 21, 1999, Ms. Ernst, our current Chairman of the Board and Chief Executive Officer, and Mr. Higgins, our then-Chairman of the Board, each delivered a promissory note to us in payment of the exercise price of certain outstanding stock options they hold under our 1998 stock option/stock issuance plan. Ms. Ernst delivered a full-recourse promissory note in the principal amount of $199,998 in payment of the exercise price for 133,332 shares of our common stock, and Mr. Higgins delivered a full-recourse promissory note in the amount of $86,400 in payment of the exercise price for 216,000 shares of our common stock. Each note bears interest at the rate of 7.75% per annum, compounded semi-annually, and is secured by the purchased shares. Accrued interest is due and payable at successive quarterly intervals over the four-year term of the note, and the principal balance will become due and payable in one lump sum at the end of such four-year term. However, the entire unpaid balance of the note will become due and payable upon termination of employment or failure to pay any installment of interest when due. None of the shares serving as security for the note may be sold unless the principal portion of the note attributable to those shares, together with the accrued interest on that principal portion, is paid to us. In December 1999, Mr. Higgins repaid the entire principal amount of his note, as well as all accrued interest.

   On June 14, 1999, Ms. Ernst borrowed an additional $128,000 from us in order to finance the tax liability she incurred in connection with the exercise of her stock options on April 21, 1999 for 133,332 shares of our common stock. The loan is evidenced by a full-recourse promissory note with interest at the rate of 7.75% per annum, compounded semi-annually, and secured by the same

133,332 shares which serve as collateral for Ms. Ernst's April 21, 1999 promissory note. The terms of her note, including the due dates for payment of principal and accrued interest and the acceleration provisions, are substantially the same as the terms in effect for her April 21, 1999 note. The April 21 and June 14, 1999 promissory notes from Ms. Ernst aggregate to a principal total indebtedness to Digital Island of $327,998.

   On July 13, 1999 Chris Albinson, Digital Island's vice president of corporate development, borrowed $100,000 from Digital Island. The borrowing is interest-free, and $50,000 of the borrowings is being forgiven ratably over five years. The remaining $50,000 is due in one lump sum on July 13, 2004.

E*TRADE Agreements

   We have entered into a global data distribution agreement with E*TRADE dated August 1, 1997 where we provide network connectivity for E*TRADE. Mr. Costakos, a member of our board of directors, is President, Chief Executive Officer and a director of E*TRADE.

   We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information as of December 31,1999 (except as indicated in the footnotes below) with respect to the beneficial ownership of our common stock by:

  . each person known by us to own beneficially more than 5%, in the aggregate, of the outstanding shares of our common stock;

  . the directors and named executive officers of Digital Island who hold securities of Digital Island;

  . each stockholder selling shares of our common stock in this offering; and

  . all executive officers and directors as a group.

   Unless otherwise indicated, the address for each stockholder is c/o Digital Island, Inc., 45 Fremont, 12th Floor, San Francisco, California 94105. Except as indicated by footnote, we understand that the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. In the table below, "Beneficial Ownership of Shares After Offering" reflects the beneficial ownership of the common stock, after giving effect to the offering. Shares of common stock subject to options, which are currently exercisable or exercisable within 60 days of December 31, 1999, are deemed outstanding for computing the percentages of the person holding such options but are not deemed outstanding for computing the percentages of any other person. Percentage ownership is based on 60,684,804 shares of common stock outstanding as of December 31, 1999.

                            Beneficial Ownership of                     Beneficial Ownership of
                          Shares Before the Offering                   Shares After the Offering
                          -----------------------------   Number of    -----------------------------
Name of Beneficial Owner      Number        Percent     Shares Offered    Number         Percent
------------------------  --------------- ------------- -------------- --------------- -------------
5% Stockholders:
 Brentwood Venture
  Capital(1)............        3,910,493         6.4%     210,435           3,700,058         5.7%
 Media Technology
  Ventures(2)...........        3,475,993         5.7%     187,054           3,288,939         5.0%
 Crosspoint Venture
  Partners(3)...........        3,246,679         5.4%         --                  --          --
Officers and Directors:
 Ruann F. Ernst(4)......          733,740         1.2%      30,000             703,740         1.1%
 Leo S. Spiegel(5)......        1,637,973         2.7%      30,000           1,607,973         2.5%
 T. L. Thompson(6)......           53,481           *        6,275              47,206           *
 Chris Albinson.........              --          --           --                  --          --
 Scott Darling(7).......          140,000           *          --              140,000           *
 Paul Evenson(8)........           53,416           *          --               53,416           *
 Allan Leinwand(9)......          199,486           *        8,075             191,411           *
 Rick Schultz...........              --          --           --                  --          --
 Eric Shepcaro(10)......          270,000           *          --              270,000           *
 Michael T.
  Sullivan(11)..........          101,000           *          --              101,000           *
 Andrew Swart...........        1,884,276         3.1%      40,000           1,844,276         2.8%
 Tim Wilson(12).........          127,313           *        7,000             120,313           *
 Bruce Pinsky(13).......          129,791           *          --              129,791           *
 Charlie Bass(14).......          419,283           *        5,612             413,671           *
 Marcelo A. Gumucio.....          212,000           *        1,561             210,439           *
 Christos Cotsakos(15)..           47,199           *          --               47,199           *
 Cliff Higgerson(16)....              --          --           --                  --          --
 G. Bradford Jones(17)..              --          --           --                  --          --
 Robert Kibble(18)......              --          --           --                  --          --
 Shahan Soghikian(19)...              --          --           --                  --          --
 All directors and
  executive officers as
  a group
  (20 people)(20).......        6,008,958         9.9%         --            5,880,435         9.0%
Other Selling
 Stockholders:
 Chase Capital
  Partners(21)..........        2,823,529        4.65%     151,943           2,671,586        4.10%
 Vanguard V L.P.(22)....        2,561,310        4.22%      22,403           2,538,907        3.89%
 David Farber(23).......        1,895,004        3.12%      40,000           1,855,004        2.85%
 Mission Ventures(24)...        2,780,793        4.58%     149,643           2,631,150        4.04%
 Ronald Higgins(25).....        2,066,000        3.40%     100,000           1,966,000        3.02%
 Gretchen Knoell........          116,361           *       10,000             106,361           *

-------
  *  Less than one percent.

 (1) Consists of 3,754,075 shares held by Brentwood Associates VIII, L.P., and 156,418 shares held by Brentwood Affiliates Fund, L.P. Mr. G. Bradford Jones is a general partner or managing member of the general partners of each of these shareholders, and as such may be deemed to be the beneficial owner of such shares. Mr. Jones disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of Brentwood Venture Capital is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

 (2) Includes 3,078,340 shares held by Media Technology Ventures, L.P. and 397,653 shares held by Media Technology Entrepreneurs Fund, L.P. The business address of Media Technology Ventures is 1 First Street, Suite 12, Los Altos, California 94022.

 (3) Stock consists of 1,450,000 shares held directly by Crosspoint Venture Partners, 869,855 shares held directly by Crosspoint Venture Partners 1996 and 926,824 shares held directly by Crosspoint Venture Partners LS 1997 (collectively, with Crosspoint Venture Partners 1996 and Crosspoint Venture Partners, the "Crosspoint Entities"). The address for the Crosspoint Entities is 2925 Woodside Road, Woodside, California 94062.

 (4) Stock consists of 233,332 shares of common stock held directly by Ms. Ernst and 500,408 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

 (5) Consists of 1,466,341 shares of common stock held directly by Mr. Spiegel, 85,816 shares held directly by The Hunter L. Spiegel Educational Trust and 85,816 shares held directly by The Madison H. Spiegel Educational Trust. Mr. Spiegel is a trustee of both of these trusts.

 (6) Consists of 53,481 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

 (7) Consists of 140,000 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

 (8) Consists of 53,416 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

 (9) Consists of 163,733 shares of common stock held directly by Mr. Leinwand and 35,753 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

(10) Consists of 270,000 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

(11) Consists of 71,000 shares of common stock held directly by Mr. Sullivan and 30,000 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

(12) Consists of 53,249 shares of common stock held directly by Mr. Wilson and 74,064 shares subject to options exercisable within 60 days of December 31, 1999.

(13) Consists of 112,708 shares of common stock held directly by Mr. Pinsky and 17,083 shares of common stock subject to options exercisable within 60 days of December 31, 1999.

(14) Stock consists of 419,283 shares of common stock held directly by the Bass Trust U/D/T dated April 29, 1988 (the "Bass Trust"). Mr. Bass, a director of Digital Island, is the Trustee of the Bass Trust.

(15) Stock consists of 10,555 shares of common stock subject to options exercisable within 60 days of December 31, 1999 and 31,087 shares of common stock held directly by The Cotsakos Revocable Trust dated September 3, 1987. Excludes 2,013,367 shares of common stock, held by E*TRADE Group, Inc. Mr. Cotsakos, a director of Digital Island, is the Trustee of the Cotsakos Trust and Chairman of the Board and Chief Executive Officer of E*TRADE Group, Inc. Mr. Cotsakos disclaims beneficial ownership of the shares of common stock held by E*TRADE Group, Inc. except to the extent of his pecuniary interest therein.

(16) Excludes an aggregate of 2,561,310 shares held by Vanguard V, L.P. Mr. Higgerson, a director of Digital Island, is the General Partner of Vanguard V, L.P. Mr. Higgerson disclaims beneficial ownership of the shares of common stock held by Vanguard V, L.P. except to the extent of his pecuniary interest therein.

(17) Excludes an aggregate of 3,910,493 shares held by the Brentwood Venture Capital entities. Mr. Jones, a director of Digital Island, is a General Partner of Brentwood Venture Capital. Mr. Jones disclaims beneficial ownership of the shares of common stock held by the Brentwood Venture Capital entities except to the extent of his pecuniary interest therein.

(18) Excludes an aggregate of 2,780,793 shares held collectively by Mission Ventures, L.P. and Mission Ventures Affiliates, L.P. Mr. Kibble, a director of Digital Island, is a managing member of the general partner of the Mission Venture entities. Mr. Kibble disclaims beneficial ownership of the shares of common stock held by the Mission Venture entities except to the extent of his pecuniary interest therein.

(19) Excludes 2,823,529 shares of common stock, as converted, held by Chase Venture Capital Associates, L.P. Mr. Soghikian, a director of Digital Island, is the General Partner of Chase Capital Partners, the General Partner of Chase Venture Capital Associates, L.P. Mr. Soghikian disclaims beneficial ownership of the shares of common stock held by Chase Venture Capital Associates, L.P. except to the extent of his pecuniary interest therein.

(20) See footnotes 4 through 18 above. Includes options exercisable for 1,212,760 shares of common stock within 60 days of December 31, 1999.

(21) Mr. Soghikian, a director of Digital Island, is a General Partner of Chase Capital Partners, the General Partner of Chase Venture Capital Associates, L.P. The address of Chase Venture Capital Associates, L.P. is 50 California Street, Suite 2940, San Francisco, California 94111.

(22) Mr. Higgerson, a director of Digital Island, is a General Partner of Vanguard V, L.P. The address of Vanguard V, L.P. is 505 Hamilton Avenue, Suite 305, Palo Alto, California 94301.

(23) Consists of 1,734,099 shares of common stock held directly by David Farber, 53,635 shares held directly by the Farber Irrevocable Trust for the Benefit of Alicia Claire Farber, 53,635 shares held directly by the Farber Irrevocable Trust for the Benefit of Aaron Nathaniel Farber and 53,635 shares held directly by the Farber Irrevocable Trust for the Benefit of Zachary Andrew Farber. Mr. Farber is the trustee of the above trusts.

(24) Mr. Kibble, a director of Digital Island, is the managing member of the general partner of the Mission Venture entities.

(25) Consists of 1,666,000 shares of common stock directly held by Ron Higgins, 150,000 shares held by the Ron and Sanne Higgins 1998 Irrevocable Trust Agreement, 100,000 shares held by the Ron and Sanne Higgins 1998 Irrevocable Grandchildren's Trust Agreement and 150,000 shares held by the Ron and Sanne Higgins 1998 Irrevocable Trust Agreement. Ron Higgins is the trustee of the above trusts.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of Digital Island consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

   As of December 31, 1999, 60,684,804 shares of our common stock were outstanding and held of record by 364 stockholders. After this offering, and after taking into account the 509,430 shares issued to Sun and Inktomi and 799,989 shares issued in connection with our acquisition of Live On Line in January 2000, 65,494,223 shares will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options after December 31, 1999.

   Holders of common stock are entitled to receive dividends as may from time to time be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of Digital Island, holders of common stock are entitled to share equally and ratably in the assets of the Digital Island, if any, remaining after the payment of all our liabilities and the liquidation preference of any then outstanding class or series of preferred stock. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Preferred Stock

   Our board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock by our board of directors could adversely affect the rights of holders of common stock.

   The potential issuance of preferred stock may have the effect of delaying or preventing a change in control of Digital Island, may restrict dividends on our common stock, may discourage bids for our common stock at a premium over the market price of the common stock, may impair the liquidation rights of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. Immediately after this offering there will be no shares of preferred stock outstanding, and we have no current plans to issue shares of preferred stock.

Warrants

   At December 31, 1999, there were warrants outstanding to purchase a total of 26,818 shares of common stock at $96.95 per share. These warrants will expire in December 2000.

Anti-Takeover, Limited Liability and Indemnification Provisions

   Effect of Delaware Anti-takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, as amended, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 of the Delaware General Corporation Law defines business combinations to include:

  . any merger or consolidation involving the corporation and any interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to an interested stockholder;

  . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by an interested stockholder; or

  . any receipt by an interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 of the Delaware General Corporation Law defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with, controlling or controlled by such entity or person.

   Certificate of Incorporation and Bylaw Provisions. Our certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of Digital Island or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

   Classified Board of Directors. Our certificate of incorporation and bylaws provide for our board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors, which may have the effect of discouraging a change in control by increasing the time required for a change in control to be effected.

   Supermajority Voting. Our certificate of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to the certificate of incorporation with respect to the bylaws, directors, stockholder meetings and indemnification. Our bylaws may be amended by either a majority of the board of directors, or the holders of at least 66 2/3% of our voting stock.

   Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering and after taking into account shares issued pursuant to the Sun and Inktomi investments and Live On Line acquisition in January 2000, we will have outstanding 65,494,223 shares of common stock assuming no exercise of the underwriters' over-allotment option and no exercises of options after December 31, 1999. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of Digital Island. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law or the rules of any exchange on which our securities are then traded.

   Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that special meetings of stockholders of Digital Island may be called only by the board of directors.

   No Stockholder Action by Written Consent. Our certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of the stockholders of Digital Island may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent.

   Notice Procedures. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of stockholders of Digital Island, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of Digital Island prior to the meeting. Generally, to be timely, notice must be received by our Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

   Other Anti-Takeover Provisions. See "Executive Compensation and Other Information--Employee Benefit Plans" for a discussion of certain provisions of the 1999 stock incentive plan. Under this plan and its predecessor plans, the board and the plan administrator have broad authority to issue options and stock appreciation rights that may have the effect of discouraging, delaying or preventing a change in control of Digital Island or unsolicited acquisition proposals.

   Limitation of Director Liability. Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to Digital Island or our stockholders to the fullest extent permitted by Delaware law. Specifically, directors of Digital Island will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Digital Island or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . for any transaction from which the director derived an improper personal benefit.

   Indemnification Arrangements. Our bylaws provide that the directors and officers of Digital Island shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executives officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is BankBoston, N.A.

                                  UNDERWRITING

   Digital Island, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to some conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and Dain Rauscher Incorporated are the representatives of the Underwriters.

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   Goldman, Sachs & Co. .......................................
   Bear, Stearns & Co. Inc.....................................
   Lehman Brothers Inc.........................................
   Merrill Lynch, Pierce, Fenner & Smith
      Incorporated.............................................
   Thomas Weisel Partners LLC..................................
   Dain Rauscher Incorporated..................................
                                                                   ---------
     Total ....................................................    4,500,000
                                                                   =========

   If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 675,000 shares from Digital Island and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by Digital Island and the selling stockholders. Such amounts are shown assuming both no exercise and full
exercise of the Underwriters' option to purchase      additional shares.

                                                          Paid by the Company
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $

                                                          Paid by the Selling
                                                             Shareholders
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................    $            $
   Total..............................................    $            $


   Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $    per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $    per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

   Digital Island, its directors, executive officers and certain of its stockholders have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. Goldman, Sachs & Co. has agreed to permit Digital Island to issue, sell, offer or agree to sell up to 10% of its outstanding shares within 90 days after the date of this prospectus in connection with third party investments in its securities or mergers, acquisitions or other business combinations, at the higher of the public offering price or the then current market price, provided that the acquiror or buyer of such shares agrees not to issue, sell, offer or agree to sell such shares during such 90-day period. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

   In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

   These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 110 filed public offerings of equity securities, of which 79 have been completed, and has acted as a syndicate member in an additional 54 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

   Digital Island estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000.

   Digital Island and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or warrants, in the public market could adversely affect prevailing market prices from time to time. Furthermore, many sales of substantial amounts of common stock in the public market after contractual and legal restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, and after taking into account shares issued pursuant to the Sun and Inktomi investments and Live On Line acquisition in January 2000, 65,494,223 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options after December 31, 1999. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction under the Securities Act, unless purchased by an "affiliate" of Digital Island, as that term is defined in Rule 144. Of the remaining 61,994,223 shares outstanding after completion of this offering, approximately 45,933,900 are "restricted securities" as defined in Rule 144 and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption pursuant to Rule 144.

   Digital Island, our executive officers, directors and certain of our stockholders have agreed that, subject to certain exceptions and consents, during the period beginning from the date of this prospectus, and continuing to and including the date 90 days after the date of this prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of Digital Island. Goldman, Sachs & Co., may in its sole discretion and at any time without notice, release all or any portion of the shares subject to such agreements. Upon expiration of these agreements, approximately 23,044,084 shares will be eligible for immediate resale in the public market subject to the limitations of Rule 144. In addition, a total of approximately 17,510,323 shares held by holders of our outstanding common stock as of the date hereof will be eligible for immediate resale in the public market immediately upon the effectiveness of this offering. Goldman, Sachs & Co. has agreed to permit Digital Island to issue, sell, offer or agree to sell up to 10% of our outstanding shares within 90 days after the date of this prospectus in connection with third party investments in our securities or mergers, acquisitions or other business combinations, at the higher of the public offering price or the then current market price, provided that the acquiror or buyer of such shares agrees not to issue, sell, offer or agree to sell such shares during such 90-day period.

   In general, under Rule 144, a person, including an "affiliate" of Digital Island, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 650,000 shares immediately following this offering) or the average weekly trading volume of the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about Digital Island. Rule 144(k) provides that a person who is not an "affiliate" of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.

   As of December 31, 1999, options to purchase 7,534,443 shares of common stock were outstanding under our 1999 stock incentive plan and otherwise. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates, and in the case of some of the options, the expiration of the lock-up agreements.

                            VALIDITY OF COMMON STOCK

   The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California, and will be passed upon for the underwriters by Sullivan & Cromwell, Los Angeles, California. As of the date of this prospectus, attorneys of Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 18,750 shares of our common stock.

                                    EXPERTS

   The consolidated Financial Statements of Digital Island as of September 30, 1999 and 1998 and for each of the years in the three-year period ended September 30, 1999 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

   The consolidated Financial Statements of Sandpiper at December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Digital Island has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus omits certain information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Digital Island and the common stock offered in this offering, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are complete in all material respects, and you should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement. After consummation of this offering we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will be required to file annual and quarterly reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits and schedules filed therewith, as well as such reports and other information filed by us may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the Commission's Internet Web site at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      INDEX TO DIGITAL ISLAND, INC. AND SUBSIDIARIES FINANCIAL STATEMENTS

Report of Digital Island, Inc. Independent Accountants....................  F-2
Consolidated Balance Sheets...............................................  F-3
Consolidated Statements of Operations.....................................  F-4
Consolidated Statements of Stockholders' Equity...........................  F-5
Consolidated Statements of Cash Flows.....................................  F-7
Notes to Consolidated Financial Statements................................  F-8

                 INDEX TO DIGITAL ISLAND, INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Financial Statements......................... F-23
Unaudited Pro Forma Combined Statements of Operations..................... F-24
Notes to Unaudited Pro Forma Combined Financial Statements................ F-26

             INDEX TO SANDPIPER NETWORKS, INC. FINANCIAL STATEMENTS

Report of Sandpiper Networks, Inc. Independent Auditors................... F-27
Consolidated Balance Sheets as of December 31, 1997 and December 31,
 1998..................................................................... F-28
Consolidated Statements of Operations for the Years Ended December 31,
 1997 and December 31, 1998............................................... F-29
Consolidated Statements of Shareholders' Deficit.......................... F-30
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997 and December 31, 1998............................................... F-31
Notes to Consolidated Financial Statements................................ F-32
Consolidated Balance Sheet as of September 30, 1999 (unaudited)........... F-39
Consolidated Statement of Operations for the Nine Months Ended September
 30, 1999 (unaudited)..................................................... F-40
Consolidated Statements of Shareholders' Deficit (unaudited).............. F-41
Consolidated Statement of Cash Flows for the Nine Months Ended September
 30, 1999 (unaudited)..................................................... F-42
Notes to Unaudited Consolidated Financial Statements...................... F-43

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Digital Island, Inc. and Subsidiaries:

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Digital Island, Inc. and Subsidiaries (the Company) at September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

San Francisco, California

October 29, 1999, except as to Note 16,

which is as of December 8, 1999

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                 September 30,
                                                -----------------  December 31,
                                                 1998      1999        1999
                                                -------  --------  ------------
                    ASSETS                                         (unaudited)
                    ------
Current assets:
 Cash and cash equivalents..................... $ 5,711  $ 43,315  $    18,181
 Investments...................................  10,123    31,691       18,923
 Accounts receivable, net of allowance of $55,
  $380 and $280, respectively..................     662     3,557        6,964
 Restricted cash...............................     263       763          763
 Loan receivable...............................     532       --           --
 Deferred offering costs.......................     132       --           --
 Prepaid expenses and other....................     152     1,825        5,213
                                                -------  --------  -----------
     Total current assets......................  17,575    81,151       50,044
Property and equipment, net....................   4,938    25,273       54,297
Goodwill, net..................................     --        --       850,942
Intangible assets, net.........................     --        --       124,279
Other assets...................................     104     1,224        1,731
                                                -------  --------  -----------
     Total assets.............................. $22,617  $107,648  $ 1,081,293
                                                =======  ========  ===========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------

Current liabilities:
 Bank borrowings............................... $   801  $    801  $       840
 Capital lease obligations.....................     756     3,916        5,520
 Accounts payable..............................   2,408     8,621       14,167
 Accrued liabilities...........................     716     4,931       19,508
 Cash overdraft................................     --      3,058          --
 Deferred revenue..............................      11       318        3,357
                                                -------  --------  -----------
     Total current liabilities.................   4,692    21,645       43,392
Bank borrowings, less current portion..........     884       314          216
Capital lease obligations, less current
 portion.......................................   1,551     6,061        7,553
Deferred revenue...............................     --        410          335
Other..........................................     --        --            50
                                                -------  --------  -----------
     Total liabilities.........................   7,127    28,430       51,546
Commitments (Note 8)
Stockholders' equity:
 Series A through E convertible preferred
  stock, $0.001 par value: Authorized:
  14,000,000 shares in 1998 and no shares at
  September 30, 1999 and December 31, 1999;
  issued and outstanding: 13,305,657 shares in
  1998 and no shares at September 30, 1999 and
  December 31, 1999............................      13       --           --
 Preferred stock, $0.001 par value:
   Authorized: no shares in 1998 and 10,000,000
    shares at September 30, 1999 and December
    31, 1999; no shares issued and
    outstanding................................     --        --           --
 Common stock, $0.001 par value:
   Authorized: 30,000,000 shares in 1998, and
    100,000,000 shares at September 30, 1999
    and December 31, 1999; issued and outstand-
    ing: 2,519,835 shares in 1998, 35,941,727
    shares at September 30, 1999 and 60,684,804
    shares at December 31, 1999................       3        36           61
   Additional paid-in capital..................  39,182   156,791    1,130,430
   Deferred compensation.......................  (1,503)   (4,033)      (3,278)
   Stockholder note receivable.................    (110)     (514)        (424)
   Common stock warrants.......................      29       --           --
   Accumulated deficit......................... (22,124)  (73,062)     (97,042)
                                                -------  --------  -----------
     Total stockholders' equity................  15,490    79,218    1,029,747
                                                -------  --------  -----------
     Total liabilities and stockholders'
      equity................................... $22,617  $107,648  $ 1,081,293
                                                =======  ========  ===========

  The accompanying notes are an integral part of these consolidated financial statements

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                                               Three Months Ended
                             Year Ended September 30,             December 31,
                          ---------------------------------  ------------------------
                            1997        1998        1999        1998         1999
                          ---------  ----------  ----------  -----------  -----------
                                                             (unaudited)  (unaudited)
Revenue.................  $     218  $    2,343  $   12,431  $    1,385   $    7,600
Costs and expenses:
  Cost of revenue.......      2,508       9,039      29,496       2,923       16,264
  Sales and marketing...      1,205       4,847      16,010       2,046        6,315
  Product development...        378       1,694       6,357         843        2,543
  General and
   administrative.......      1,502       3,392       9,848       1,260        4,698
  Amortization of
   goodwill and
   intangibles..........        --          --          --          --         1,697
  Stock compensation
   expense..............        --          487       3,207         346          755
                          ---------  ----------  ----------  ----------   ----------
  Total costs and
   expenses.............      5,593      19,459      64,918       7,418       32,272
                          ---------  ----------  ----------  ----------   ----------
  Loss from operations..     (5,375)    (17,116)    (52,487)     (6,033)     (24,672)
                          ---------  ----------  ----------  ----------   ----------
Interest income, net....         87         354       1,551          96          697
                          ---------  ----------  ----------  ----------   ----------
  Loss before income
   taxes................     (5,288)    (16,762)    (50,936)     (5,937)     (23,975)
Provision for income
 taxes..................          1           2           2           2            5
                          ---------  ----------  ----------  ----------   ----------
  Net loss..............  $  (5,289) $  (16,764) $  (50,938) $   (5,939)    $(23,980)
                          =========  ==========  ==========  ==========   ==========
Basic and diluted net
 loss per share.........  $   (3.53) $    (7.50) $    (4.58) $   (2.53)   $    (0.65)
                          =========  ==========  ==========  ==========   ==========
Weighted average shares
 outstanding used in per
 share calculation......  1,497,711   2,236,452  11,127,462   2,345,984   36,676,137
                          =========  ==========  ==========  ==========   ==========
Pro forma basic and
 diluted net loss per
 share..................             $    (1.39) $    (2.02) $    (0.38)
                                     ==========  ==========  ==========
Weighted average shares
 outstanding used in pro
 forma per share
 calculation............             12,042,539  25,233,080  15,746,641
                                     ==========  ==========  ==========


  The accompanying notes are an integral part of these consolidated financial statements

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                      Convertible
                       Preferred
                         Stock      Common Stock   Additional              Stockholder  Common                 Total
                     -------------- --------------  Paid-in     Deferred      Note      Stock   Accumulated Stockholders
                     Shares  Amount Shares  Amount  Capital   Compensation Receivable  Warrants   Deficit      Equity
                     ------  ------ ------  ------ ---------- ------------ ----------- -------- ----------- ------------
Balances, September
30, 1996...........   2,000   $ 2     275   $ --     $  129      $  --        $ --       $23      $   (71)    $    83
Common stock issued
for professional
services...........     --    --       71     --         28         --          --       --           --           28
Conversion of
preferred stock
into common stock..  (2,000)   (2)  2,000       2       --          --          --       --           --          --
Repurchase of
common stock.......     --    --     (130)    --         (1)        --          --       --           --           (1)
Series A preferred
stock issued for
cash, net of
issuance costs of
$17................   3,342     3     --      --      3,322         --          --       --           --        3,325
Series B preferred
stock issued for
cash, net of
issuance costs of
$46................   3,000     3     --      --      7,451         --          --       --           --        7,454
Warrants issued in
connection with
convertible note...     --    --      --      --        --          --          --         6          --            6
Conversion of notes
payable into Series
A preferred Stock..     658     1     --      --        657         --          --       --           --          658
Net loss...........     --    --      --      --        --          --          --       --        (5,289)     (5,289)
                     ------   ---   -----   -----    ------      ------       -----      ---      -------     -------
Balances, September
30, 1997...........   7,000     7   2,216       2    11,586         --          --        29       (5,360)      6,264
Series C preferred
stock issued for
cash, net of
issuance costs of
$34................   4,283     4     --      --     14,739         --          --       --           --       14,743
Series D preferred
stock issued for
cash, net of
issuance costs of
$33................   2,023     2     --      --     10,583         --          --       --           --       10,585
Issuance of
stockholder note in
exchange for common
Stock..............     --    --      183       1       110         --         (110)     --           --            1
Common stock issued
for professional
services...........     --    --        6     --         18         --          --       --           --           18
Common stock issued
for cash upon
exercise of
options............     --    --      115     --        156         --          --       --           --          156
Deferred
compensation in
connection with
issuance of stock
options............     --    --      --      --      1,990      (1,990)        --       --           --          --
Amortization of
deferred
compensation.......     --    --      --      --        --          487         --       --           --          487
Net loss...........     --    --      --      --        --          --          --       --       (16,764)    (16,764)
                     ------   ---   -----   -----    ------      ------       -----      ---      -------     -------
Balances, September
30, 1998...........  13,306    13   2,520       3    39,182      (1,503)       (110)      29      (22,124)     15,490

  The accompanying notes are an integral part of these consolidated financial statements.

                  DIGITAL ISLAND, INC. AND SUBSIDIARIES

                              (In thousands)

                     Convertible
                      Preferred
                        Stock        Common Stock  Additional              Stockholder  Common                 Total
                    ---------------  -------------  Paid-in     Deferred      Note      Stock   Accumulated Stockholders
                    Shares   Amount  Shares Amount  Capital   Compensation Receivable  Warrants   Deficit      Equity
                    -------  ------  ------ ------ ---------- ------------ ----------- -------- ----------- ------------
Series E preferred
stock issued for
cash, net of
issuance costs of
$2,539............   11,765     12      --    --       47,450       --          --        --          --         47,462
Common stock
issued for cash
upon exercise of
options...........      --     --       829     1         964       --          --        --          --            965
Deferred
compensation in
connection with
issuance of stock
options...........      --     --       --    --        5,737    (5,737)        --        --          --            --
Amortization of
deferred
compensation......      --     --       --    --          --      3,207         --        --          --          3,207
Issuance of
stockholder note
in exchange for
common stock......      --     --       349   --          286       --         (286)      --          --            --
Common stock
issued for cash
upon exercise of
warrants..........      --     --        95   --           38       --          --        (29)        --              9
Additional shares
of Series D
preferred stock
issued upon
Conversion........      178    --       --    --          --        --          --        --          --            --
Conversion of
preferred stock...  (25,249)   (25)  25,249    25         --        --          --        --          --            --
Issuance of common
stock in public
offering, net of
issuance costs of
$5,858............      --     --     6,900     7      63,134       --          --        --          --         63,141
Notes issued to
officers in
exchange for
cash..............      --     --       --    --          --        --         (228)      --          --           (228)
Repayment of
stockholder note..      --     --       --    --          --        --         (110)      --          --            110
Net loss..........      --     --       --    --          --        --          --        --      (50,938)      (50,938)
                    -------  -----   ------  ----  ----------   -------      ------      ----    --------    ----------
Balances,
September 30,
1999..............      --     --    35,942    36     156,791    (4,033)       (514)      --      (73,062)       79,218
Common stock
issued for cash
upon exercise of
options...........      --     --        67   --           63       --          --        --          --             63
Issuance of common
stock in exchange
for fixed asset...      --     --       120   --        5,965       --          --        --          --          5,965
Common stock
issued in
connection with
acquisition.......      --     --    24,556    25     967,611       --          --        --          --        967,636
Amortization of
deferred
compensation......      --     --       --    --          --        755         --        --          --            755
Repayment of
stockholder note..      --     --       --    --          --        --           86       --          --             86
Forgiveness of
stockholder note..      --     --       --    --          --        --            4       --          --              4
Net loss..........      --     --       --    --          --        --          --        --      (23,980)      (23,980)
                    -------  -----   ------  ----  ----------   -------      ------      ----    --------    ----------
Balances, December
31, 1999..........      --   $ --    60,685  $ 61  $1,130,430   $(3,278)     $ (424)     $--     $(97,042)   $1,029,747
                    =======  =====   ======  ====  ==========   =======      ======      ====    ========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                          Three Months Ended
                           Year Ended September 30,          December 31,
                           ---------------------------  -----------------------
                            1997      1998      1999       1998        1999
                           -------  --------  --------  ----------- -----------
                                                        (unaudited) (unaudited)
Cash flows from operating
 activities:
 Net loss................  $(5,289) $(16,764) $(50,938)   $(5,939)   $(23,980)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
   Depreciation and
    amortization.........      158       547     1,735        285       1,265
   Amortization of
    capital lease
    obligations..........      --        263     1,507        133         976
   Amortization of
    intangible assets....      --        --        --         --        1,576
   Stock compensation
    expense..............      --        487     3,207        346         755
   Non-cash revenue in
    connection with
    barter agreement.....     (132)      --        --         --          --
   Debt discount in
    conjunction with
    convertible notes....       29       --        --         --          --
   Amortization of
    discounts on
    investments..........      (24)     (227)     (817)       (93)       (338)
   Professional services
    in exchange for
    common stock.........       28        18       --         --          --
   Loss on disposal of
    property and
    equipment............      --          2         5        --          --
 Change in operating
  assets and
  liabilities, net of
  business acquisitions
   Accounts receivable...      (73)     (589)   (2,895)      (683)     (2,852)
   Prepaid expenses and
    other................       27       (98)   (1,673)       (22)     (3,042)
   Deferred offering
    costs................      --       (132)      132        (89)        --
   Accounts payable......    1,901       486     6,213       (186)        133
   Accrued liabilities...      322       394     4,215        140        (455)
   Deferred revenue......        9         2       717         (1)         20
   Other liabilities.....      --        --        --         --           50
   Other assets..........      (36)      (68)   (1,138)       (28)         21
                           -------  --------  --------    -------    --------
     Net cash used in
      operating
      activities.........   (3,080)  (15,679)  (39,730)    (6,137)    (25,871)
                           -------  --------  --------    -------    --------
Cash flows from investing
 activities:
 Purchases of property
  and equipment..........   (2,128)   (1,234)  (14,337)       (89)    (16,262)
 Proceeds from
  maturities of short-
  term investments.......    1,000     5,600    31,478      8,200      15,395
 Decrease (increase) in
  restricted cash........     (384)      121      (500)       --          --
 Business acquisition,
  cash acquired..........      --        --        --         --        4,312
 Purchases of short-term
  investments............   (2,959)  (13,513)  (52,229)    (1,968)     (2,289)
                           -------  --------  --------    -------    --------
     Net cash provided by
      (used in) investing
      activities.........   (4,471)   (9,026)  (35,588)     6,143       1,156
                           -------  --------  --------    -------    --------
Cash flows from financing
 activities:
 Proceeds from issuance
  of preferred stock,
  net....................   10,779    25,328    47,462        --          --
 Proceeds from issuance
  of common stock, net...      --        156    64,115         35          63
 Proceeds from issuance
  of notes payable.......      308       --        --         --          --
 Proceeds from bank
  borrowings.............      705       647       532        532         --
 Repayments of bank
  borrowings.............      --       (199)     (570)      (141)       (143)
 Repayments of capital
  lease obligations......      --       (100)   (1,557)      (144)       (429)
 Repayment of
  stockholder note
  receivable.............      --        --        110        --           90
 Issuance of loans to
  officers...............      --        --       (228)       --          --
 Cash overdraft..........      --        --      3,058        --          --
 Repurchase of common
  stock..................       (1)      --        --         --          --
                           -------  --------  --------    -------    --------
     Net cash provided by
      (used in) financing
      activities.........   11,791    25,832   112,922        282        (419)
                           -------  --------  --------    -------    --------
     Net increase
      (decrease) in cash
      and cash
      equivalents........    4,240     1,127    37,604        288     (25,134)
Cash and cash
 equivalents, beginning
 of period...............      344     4,584     5,711      5,711      43,315
                           -------  --------  --------    -------    --------
Cash and cash
 equivalents, end of
 period..................  $ 4,584  $  5,711  $ 43,315    $ 5,999    $ 18,181
                           =======  ========  ========    =======    ========
Supplemental disclosures
 of cash flow
 information:
 Cash paid for
  interest...............  $    27  $    129  $    494    $    90    $    219
                           =======  ========  ========    =======    ========
 Cash paid for income
  taxes..................  $     2  $      2  $      2    $     2    $      5
                           =======  ========  ========    =======    ========
Supplemental schedule of
 noncash investing and
 financing activities:
 Common stock issued for
  professional
  services...............  $    28  $     18  $    --     $   --     $    --
                           =======  ========  ========    =======    ========
 Receivable on bank
  borrowings.............  $   --   $    532  $    --     $   --     $    --
                           =======  ========  ========    =======    ========
 Notes payable converted
  into preferred stock...  $   658  $    --   $    --     $   --     $    --
                           =======  ========  ========    =======    ========
 Conversion of preferred
  stock into common
  stock..................  $    21  $    --   $     25    $   --     $    --
                           =======  ========  ========    =======    ========
 Note receivable issued
  in exchange for common
  stock..................  $   --   $    110  $    286    $   --     $    --
                           =======  ========  ========    =======    ========
 Capital lease
  obligations for
  equipment..............  $   --   $  2,406  $  9,227    $   350    $  1,112
                           =======  ========  ========    =======    ========
 Acquisition of
  subsidiary in exchange
  for stock..............  $   --   $    --   $    --     $   --     $976,478
                           =======  ========  ========    =======    ========
 Fixed asset acquired in
  exchange for stock.....  $   --   $    --   $    --     $   --     $  5,965
                           =======  ========  ========    =======    ========

  The accompanying notes are an integral part of these consolidated financial statements

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of and relating to the three months ended December 31, 1999 and
                            1998 is unaudited)

1. The Company:

   Digital Island, Inc. and Subsidiaries (the "Company") offers a global internet protocol applications network designed to deploy business-critical applications worldwide. The Company also offers services such as network management and application services to customers deployed on its network. Together, these services provide a product offering that enables multinational corporations to reach end users in worldwide local markets.

2. Summary of Significant Accounting Policies:

 Principles of Consolidation:

   The accompanying consolidated financial statements of the Company include the accounts of Digital Island, Inc. and its wholly-owned subsidiaries, Sandpiper Networks, Inc., Digital Island B.V., Digital Island Ltd., Digital Island (Europe) SA, Digital Island (Hong Kong), Ltd., and Digital Island (Japan) KK. All significant intercompany accounts and transactions are eliminated in consolidation.

 Use of Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Unaudited Interim Financial Information:

   The accompanying interim consolidated financial statements as of and for the three months ended December 31, 1998 and 1999, together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the consolidated financial position, and consolidated results of operations and cash flows for the three month periods ended
December 31, 1998 and 1999. Results for the three months ended December 31, 1999 are not necessarily indicative of results for the entire year.

 Revenue Recognition:

   Revenues are comprised primarily of bandwidth charges, equipment co-location and storage fees, and one-time fees for installation if required to provide services. Bandwidth charges are billed and recognized monthly, based on customer usage. All other revenues are based on flat-rate monthly charges. Installation fees are typically recognized at the time that installation occurs. To date, such revenues have not significantly exceeded the direct costs of installation.

 Computation of Historical Net Loss Per Share and Pro Forma Net Loss Per Share:

   In accordance with SFAS 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as if converted method for convertible preferred stock or the treasury stock method for options and warrants.

   Diluted net loss per share for the years ended September 30, 1997, 1998 and 1999, and the three months ended December 31, 1998 and 1999 does not include the effect of 1,583,500,

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

2,993,765, 3,847,569, 3,054,830 and 7,594,453 stock options, respectively, and
95,000, 95,000, 0, 95,000 and 26,818 common stock warrants, respectively, or 7,000,000, 13,305,657, 0, 13,305,657 and 0 shares of convertible preferred stock on an "as if converted" basis, respectively, as the effect of their inclusion is antidilutive during each period.

   Pro forma basic and diluted net loss per share is presented to reflect per share data assuming the conversion of all outstanding shares of convertible preferred stock into common stock as if the conversion had taken place at the beginning of the fiscal year or at the date of issuance, if later.

 Cash and Cash Equivalents:

   Cash and cash equivalents are stated at cost, which approximates fair value. The Company includes in cash equivalents all highly liquid investments that mature within three months of their purchase date.

 Fair Value of Financial Instruments:

   The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, notes payable, capital leases, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

 Investments:

   At September 30, 1998 and 1999, and December 31, 1999 the Company's investments consisted of commercial paper. Remaining maturities at the time of purchase are generally less than one year.

   Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that securities be classified as "held to maturity," "available for sale" or "trading," and the securities in each classification be accounted for at either amortized cost or fair market value, depending upon their classification. The Company has the intent and the ability to hold investments until maturity. Therefore, all such investments are classified as held to maturity investments and carried at amortized cost in the accompanying consolidated financial statements.

   The Company's investments consist of the following (in thousands):

                            September 30,     September 30,
                                1998              1999        December 31, 1999
                          ----------------- ----------------- -----------------
                          Amortized  Fair   Amortized  Fair   Amortized  Fair
                            Cost     Value    Cost     Value    Cost     Value
                          --------- ------- --------- ------- --------- -------
   Commercial paper......  $10,123  $10,125  $31,691  $31,683  $18,923  $18,910

 Restricted Cash:

   Restricted cash consists of irrevocable standby letters of credit issued by the Company's banks. Funds are generally held in certificates of deposit at the Company's bank, and have been established in favor of a third party beneficiary. The funds are released to the beneficiary in the event that the Company fails to comply with certain specified contractual obligations. Provided the Company meets these contractual obligations, the letter of credit is discharged and the Company is no longer restricted from use of the cash.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)


 Property and Equipment:

   Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Equipment recorded under capital leases is amortized using the straight-line method over the shorter of the respective lease term or the estimated useful life of the asset. Network and communications equipment is depreciated over five years, computer equipment and software is depreciated over three years, and furniture and fixtures are depreciated over seven years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

 Long-lived Assets:

   The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments have been identified to date. The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

 Income Taxes:

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, ("SFAS 109") "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

 Software Development Costs:

   Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, ("SFAS 86") "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility. To date, all such amounts have been insignificant, and accordingly, the Company has charged all such costs to research and development expenses.

 Deferred Revenues:

   Deferred revenues primarily represent advanced billings to customers, or prepayments by customers prior to completion of installation or prior to provision of contractual bandwidth usage.

 Concentration of Credit Risk:

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary investments with one major financial institution.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

   The Company performs ongoing credit evaluations, does not require collateral, and maintains reserves for potential credit losses on customer accounts when deemed necessary. For the year ended September 30, 1997, three customers accounted for approximately 56%, 20%, and 10%, respectively, of all revenue generated by the Company, and 0%, 57%, and 31% of accounts receivable at September 30, 1997, respectively. For the year ended September 30, 1998, the same customers accounted for approximately 13%, 20%, and 4%, respectively, of all revenue generated by the Company, and 19%, 5%, and 0% of accounts receivable at September 30, 1998, respectively. In addition, a fourth customer accounted for 12% of all revenues generated by the Company for the year ended September 30, 1998, and 14% of accounts receivable at September 30, 1998. For the year ended September 30, 1999, the same four customers accounted for approximately 4%, 35%, 1%, and 4%, respectively, of all revenues generated by the Company, and 6%, 41%, 0%, and 3%, respectively, of accounts receivable at September 30, 1999. For the three months ended December 31, 1998, the same customers accounted for 7%, 5%, 1%, and 9%, respectively, of all revenues generated by the Company. For the three months ended December 31, 1999 the same customers accounted for 3%, 34%, 0%, and 2%, respectively, of all revenues generated by the Company, and 6%, 26%, 0%, and 1%, respectively, of accounts receivable at December 31, 1999. In addition, a fifth customer accounted for 12% of all revenues generated by the Company for the three months ended December 31, 1999, and 14% of all accounts receivable at December 31, 1999.

 Risks and Uncertainties:

   Factors that may materially and adversely affect the Company's future operating results include: demand for and market acceptance of the Company's products and services; introductions of products and services or enhancements by the Company and its competitors; competitive factors that affect our pricing; capacity utilization of the Digital Island Global IP applications network; reliable continuity of service and network availability; the ability and cost of bandwidth and our ability to increase bandwidth as necessary; the timing of customer installations; the mix of products and services sold by the Company; customer retention; the timing and success of marketing efforts and product and service introductions by the Company; the timing and magnitude of capital expenditures, including costs relating to the expansion of operations; the timely expansion of its network infrastructure; fluctuations in bandwidth used by customers; the retention of key personnel; conditions specific to the Internet industry and other general economic factors; and new government legislation and regulation.

 Comprehensive Income:

   The Company has adopted the accounting treatment prescribed by Financial Accounting Statement No. 130, "Comprehensive Income." The adoption of this statement had no impact on the Company's financial statements for the periods presented, as net loss equals comprehensive loss.

 Segment Information:

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it does not currently have any separately reportable operating segments. Revenues from foreign operations have been insignificant.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)


 Recently Issued Accounting Pronouncements:

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company does not believe the adoption of SFAS 133 will have a material effect on the Company's consolidated results of operations or financial condition.

3. Property and Equipment:

   Property and equipment consists of the following (in thousands):

                                                     September 30,
                                                     -------------- December 31,
                                                      1998   1999       1999
                                                     ------ ------- ------------
   Network equipment and technology................  $2,299 $ 7,404   $18,673
   Communications equipment........................     194     217       296
   Computer equipment and software.................     515   3,316     8,432
   Furniture, fixtures, and leasehold
    improvements...................................     491   6,339    17,615
   Equipment and fixtures under capital leases.....   2,407  12,189    15,714
                                                     ------ -------   -------
                                                      5,906  29,465    60,730
   Less accumulated depreciation and amortization..     968   4,192     6,433
                                                     ------ -------   -------
   Total property and equipment, net...............  $4,938 $25,273   $54,297
                                                     ====== =======   =======

4. Income Taxes:

   For the years ended September 30, 1997, 1998, and 1999 and the three months ended December 31, 1999, the provision for income taxes consists of state taxes.

   The primary components of the net deferred tax asset are as follows (in thousands):

                                                               September 30,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
   Net operating loss carryforwards, federal and state....... $ 8,635  $ 26,999
   Accrued employee benefits.................................      61       274
   Sales tax.................................................       1         2
   Accounts receivable allowance.............................      22       152
   Deferred Revenue..........................................     --        267
   Property and equipment....................................    (358)   (1,628)
                                                              -------  --------
                                                                8,361    26,066
   Less valuation allowance..................................  (8,361)  (26,066)
                                                              -------  --------
                                                              $   --   $    --
                                                              =======  ========

   Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets. The valuation allowance increased by $6.2 million and $17.7 million for the years ended September 30, 1998 and 1999, respectively. The effective income tax rate differs from the statutory federal income tax rate primarily due to the inability to recognize the benefit of net operating losses.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

   At September 30, 1999, the Company had NOL carryforwards of approximately $72.0 million for both federal and state income tax purposes. These carryforwards expire beginning 2009 and 2002, respectively.

   Pursuant to the provisions of Section 382 of the Internal Revenue Code, utilization of the NOLs are subject to annual limitations through 2014 due to a greater than 50% change in the ownership of the Company which occurred during fiscal 1998.

5. Bank Borrowings:

   Bank borrowings consist of (in thousands):

                                                    September 30,
                                                    --------------  December 31,
                                                     1998    1999       1999
                                                    ------  ------  ------------
   Line of credit.................................. $  230  $  230     $ 230
   Revolving credit facility.......................    579     323       259
   Equipment term facilities.......................    876     562       567
                                                    ------  ------     -----
                                                     1,685   1,115     1,056
   Current maturities..............................   (801)   (801)     (840)
                                                    ------  ------     -----
   Long-term bank borrowings....................... $  884  $  314     $ 216
                                                    ======  ======     =====

   On November 21, 1996, the Company entered into a revolving credit agreement (the "Revolving Agreement") with a commercial lender. The aggregate credit under the Revolving Agreement was originally $250,000, and was increased to $750,000 on April 18, 1997. Interest under the Revolving Agreement is 0.75% over the "Prime Rate" as announced from time to time by the lender. At September 30, 1998 and 1999 and December 31, 1999, the effective interest rate was 9.25% 9.00%, and 9.25% respectively. The weighted average interest rates for the years ended September 30, 1998 and 1999, and the three months ended December 31, 1999 were 9.25%, 8.61%, and 9.16%, respectively. Under the terms of the Revolving Agreement, advances could be made for the purchase of equipment until October 18, 1997. At that date, the unpaid principal balance of equipment advances plus interest became payable over 36 months in equal installments. Outstanding borrowings under Revolving Agreement at September 30, 1998 and 1999, and December 31, 1999, were $579,000, $323,000, and $259,000, respectively. All amounts outstanding related to advances for equipment purchases.

   On November 19, 1997, the Company entered into a loan agreement (the Loan Agreement) with the same commercial lender associated with the Revolving Agreement. Under the terms of the Loan Agreement, the Company was extended a $5,000,000 line of credit, as well as an equipment loan term facility for $2,500,000. Any borrowings under this line of credit are collateralized by substantially all assets of the Company. Certain of the Loan Agreement's provisions restrict the ability of the Company to declare or pay any dividends while the credit agreement is in effect.

   Advances under the line of credit are limited to a percentage of the Company's recurring contract revenues, as defined in the Loan Agreement. The Loan Agreement contains certain standard covenants. $230,0000 was outstanding under the line of credit at September 30, 1998 and 1999, and December 31, 1999. Interest on borrowings are charged at the lender's prime rate plus 0.25%, which was 8.75%, 8.50% and 8.75%, at September 30, 1998 and 1999, and December 31,
1999, respectively.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

The weighted average interest rates for the years ended September 30, 1998 and 1999, and the three months ended December 31, 1999 were 8.75%, 8.13%, and 8.67% respectively. Advances under the line of credit can be repaid and reborrowed at any time until the maturity date of May 31, 2000.

   Under the terms of one of the equipment loan term facilities, the Company had the ability to borrow up to $1,250,000 for equipment purchases from November 19, 1997 to May 19, 1998 (Equipment Line A), as well as borrow an additional $1,250,000 from February 1, 1998 to September 30, 1998 (Equipment Line B). At September 30, 1998 and 1999, and December 31, 1999, $224,000,
$140,000, and $119,000 respectively, was outstanding related to advances made under Equipment Line A, and $652,000, $422,000, and $364,000 respectively, was outstanding related to advances made under Equipment Line B. Interest on these borrowings are charged at the lender's prime rate plus 0.75%, which was 9.25%, 9.00% and 9.25% at September 30, 1998 and 1999, and December 31, 1999,
respectively. The weighted average interest rates for the years ended September 30, 1998 and 1999 and the three months ended December 31, 1999 were 9.25%, 8.61%, and 9.16% respectively. Repayments of advances on Equipment Line A commenced on June 19, 1998, with the unpaid principal balance as of May 19, 1998, plus interest, being repaid in 36 equal monthly installments. Repayments of advances on Equipment Line B commenced on October 19, 1998 in 34 monthly installments of principal and interest.

   The Loan Agreement was due to mature on November 19, 1998. On November 18, 1998, the Loan Agreement was modified to extend the maturity date to February 15, 1999. On February 15, 1999 the Loan Agreement was modified again to extend the maturity date to May 31, 1999. On May 31, 1999, the Loan Agreement was modified yet again to extend the maturity date to May 31, 2000.

   The Company assumed an equipment facility pursuant to the merger with Sandpiper Networks, Inc. The outstanding principal due at the time the debt was assumed was $84,000. Interest is charged at a rate of 7% per annum. Principal and interest are due monthly over a total period of 36 months.

   The Company did not comply with certain financial covenants at various points during fiscal 1998, and accordingly, received an amendment and waiver dated October 6, 1998 from its lender, which waived covenant violations for periods prior to September 30, 1998 and eliminated one financial covenant with respect to a minimum profitability threshold. Subsequent to September 30, 1998, the Company did not comply with certain financial covenants. The Company obtained waivers for all covenant violations from October 1, 1998 to January 31, 1999. Since the date of this most recent waiver the Company has been in compliance with all covenants.

   Interest expense for the years ended September 30, 1997, 1998 and 1999 and the three months ended December 31,1998 and 1999 was $36,000, $94,000, $123,000, $34,000 and $30,000 respectively.

   Principal maturities of bank borrowings are as follows (in thousands):

     Year ending September 30,
     -------------------------
     2000............................................................... $  801
     2001...............................................................    314
                                                                         ------
                                                                         $1,115
                                                                         ======

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

6. Notes Payable:

   Between September 27, 1996 and January 31, 1997, the Company issued three convertible notes totalling $600,000 to a commercial lender. These notes had a simple interest rate of 6%. In March 1997, all three notes plus accrued interest of $8,454 were converted into 608,454 shares of Series A preferred stock.

   Prior to October 1, 1996, the Company had issued a $50,000 convertible note to a related party. In March 1997, this note was converted into 50,000 shares of Series A preferred stock.

7. Accrued Liabilities:

   Accrued liabilities consist of the following (in thousands):

                                                         September
                                                            30,
                                                        ----------- December 31,
                                                        1998  1999      1999
                                                        ---- ------ ------------
   Employee compensation............................... $596 $2,254   $ 3,956
   Accrued merger expense..............................  --     --     12,765
   Other accrued liabilities...........................  120  2,677     2,787
                                                        ---- ------   -------
     Total............................................. $716 $4,931   $19,508
                                                        ==== ======   =======

8. Commitments:

 Leases:

   The Company leases office and data center space under noncancelable operating leases expiring through April, 2014. Rent expense for the years ended September 30, 1997, 1998, and 1999, and the three months ended December 31, 1998 and 1999 was $137,000, $715,000, $3.2 million, $299,000 and $1.6 million, respectively.

   The Company's future minimum lease payments under noncancelable operating leases having an initial or remaining term of more than one year, and capital leases are as follows (in thousands):

     Year ending September 30,                                 Operating Capital
     -------------------------                                 --------- -------
     2000.....................................................  $ 5,389  $4,531
     2001.....................................................    6,506   4,113
     2002.....................................................    6,477   2,297
     2003.....................................................    6,268      10
     2004.....................................................    5,337     --
     Thereafter...............................................   20,838     --
                                                                -------  ------
       Total minimum lease payments...........................  $50,815  10,951
                                                                =======
     Less amounts representing interest.......................             (974)
                                                                         ------
     Present value of minimum lease payments..................            9,977
     Less current portion of capital lease obligations........           (3,916)
                                                                         ------
     Long-term portion of capital lease obligations...........           $6,061
                                                                         ======

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

 Carrier Line Agreements:

   The Company has entered into various bandwidth capacity agreements with domestic and foreign carriers. These agreements are generally cancelable and provide for termination fees if cancelled by the Company prior to expiration.

9. Earnings Per Share:

   The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share ("EPS"):

                                                              Three Months Ended
                            Years Ended September 30,            December 31,
                         ---------------------------------  ------------------------
                           1997        1998        1999        1998         1999
                         ---------  ----------  ----------  -----------  -----------
                                                            (unaudited)  (unaudited)
                                                            -----------  -----------
Numerator--Basic and
 Diluted EPS
  Net Loss (in
   thousands)........... $  (5,289) $  (16,764) $  (50,938) $   (5,939)  $  (23,980)
                         =========  ==========  ==========  ==========   ==========
Denominator--Basic and
 Diluted EPS
  Weighted average
   Common Stock
   outstanding.......... 1,497,711   2,361,010  11,280,534   2,558,433   36,829,358
  Common Stock subject
   to repurchase........       --     (124,558)   (153,072)   (212,449)    (153,221)
                         ---------  ----------  ----------  ----------   ----------
  Total weighted average
   Common Stock
   outstanding.......... 1,497,711   2,236,452  11,127,462   2,345,984   36,676,137
                         =========  ==========  ==========  ==========   ==========
Basic and diluted loss
 per share.............. $   (3.53) $    (7.50) $    (4.58) $    (2.53)  $    (0.65)
                         =========  ==========  ==========  ==========   ==========
Pro forma:
  Denominator--Basic and
   Diluted EPS
  Weighted Average
   Common Stock.........             2,361,010   4,752,354   2,558,433   36,829,358
  Conversion of
   Preferred Stock......             9,711,087  20,538,798  13,305,657          --
  Conversion of
   Warrants.............                95,000      95,000      95,000          --
  Common Stock subject
   to repurchase........              (124,558)   (153,072)   (212,449)    (153,221)
                                    ----------  ----------  ----------   ----------
  Total weighted average
   Common Stock
   outstanding pro
   Forma................            12,042,539  25,233,080  15,746,641   36,676,137
                                    ==========  ==========  ==========   ==========
Basic and diluted pro
 forma loss per share...            $    (1.39) $    (2.02) $    (0.38)  $    (0.65)
                                    ==========  ==========  ==========   ==========

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

10. Stockholders' Equity:

   In June 1999, the Company completed its initial public offering ("IPO") of 6,000,000 shares of its common stock. Subsequent to the IPO, the underwriters purchased an additional 900,000 shares to cover over-allotments. The net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses, was approximately $63.1 million. In conjunction with the IPO, all shares of Series A, B, C, D and E convertible preferred stock were converted to common stock. Immediately prior to this conversion, an additional 178,138 shares of Series D preferred stock were issued in accordance with certain anti-dilution provisions. All of these additional shares were converted into common stock. In addition, all outstanding warrants were exercised prior to the IPO for 95,000 shares of common stock.

   In June 1999, the Company was reincorporated in the state of Delaware. Pursuant to the reincorporation, each share of common and preferred stock of the Company's California predecessor entity was exchanged for one share of common and preferred stock of the newly formed Delaware entity. Pursuant to the reincorporation, the number of authorized shares of common stock increased to 100,000,000 with a par value of $0.001 per share. Additionally, 10,000,000 shares of undesignated preferred stock were authorized with a par value of $0.001 per share.

   Convertible preferred stock issued and outstanding prior to the IPO was as follows:

                                                                   Liquidation
                                             Shares   Issued and      Value
     Series                                Designated Outstanding (in thousands)
     ------                                ---------- ----------- -------------
     A....................................  4,000,000  4,000,000    $  4,000
     B....................................  3,000,000  3,000,000    $  7,500
     C....................................  4,300,000  4,283,181    $ 14,777
     D....................................  2,700,000  2,200,614    $ 10,618
     E.................................... 11,764,706 11,764,706    $ 50,000
                                           ---------- ----------    --------
                                           25,764,706 25,248,501    $ 86,895
                                           ========== ==========    ========

   In December 1999, Sun Microsystems, Inc. (Sun) agreed to make an equity investment in the Company of $20,000,000. Sun also agreed to extend to the Company a $100,000,000 credit facility for the acquisition of Sun equipment, under the terms of the Master Lease Line of Credit and Warrant Agreement (the Sun Agreement). The terms of the Sun Agreement calls for the credit to be made available upon the achievement of certain milestones. The achievement of these milestones also triggers granting of warrants to Sun to purchase up to a maximum of $10,000,000 worth of the Company's common stock. Sun and the Company have also agreed to a joint marketing campaign to be partially funded by Sun. The credit facility and the acquisition of Sun equipment will be accounted for as a capital lease. The fair value of warrants granted under the agreement will be recorded as debt discount.

   In December 1999, Inktomi Corporation (Inktomi) agreed to make an equity investment in the Company of $6,000,000 under the terms of a Strategic Alliance agreement. The terms of this agreement also calls for a joint marketing campaign to be partially funded by Inktomi. The Company has previously licensed certain products from Inktomi in the ordinary course of business, under the terms of the Inktomi License Agreement (License Agreement) which was executed in January 1999. The Company has agreed to license additional products under the terms of an amendment to the License Agreement that was executed in December 1999. Payments made by the Company under the joint marketing campaign will be recorded as sales and marketing expenses as incurred.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

   In December 1999, the Company agreed to purchase patented technology from SRI International (SRI). Under terms of the agreement, the Company is to acquire the technology in exchange for $6,000,000 of common stock, to be distributed upon the occurrence of certain milestones. As of December 31, 1999 a total of 120,434 shares of common stock with a value of $6.0 million had thus far been issued. The Company also will issue $4,000,000 of common stock in exchange for consulting services from SRI. The value of stock issued under the agreement is recorded as network equipment and technology. The Company guarantees that the value of all stock issued to SRI will be $10,000,000 at the time of issuance, and at the time that SRI can dispose of the stock.

11. Stock Plans:

 Stock Option Plans:

   In January 1997, the Company established the 1997 Stock Option and Incentive Plan (the "1997 Plan") and reserved up to 1,689,125 shares of common stock issuable upon exercise of options granted to certain employees, directors, and consultants. In May 1998, the Company adopted the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"). The 1998 Plan was designed to serve as the successor to the 1997 Plan. Upon adoption of the 1998 Plan the existing share reserve under the 1997 Plan was transferred to the 1998 Plan, and all outstanding options under the 1997 Plan were incorporated into the 1998 Plan. The Company increased the maximum number of shares issuable to a total of 3,833,284. In November 1998 and February 1999, the Company increased the stock option pool by another 600,000 shares and 1,000,000 shares, respectively, bringing the total to 5,433,284. This number of shares was reserved for issuance under the 1998 Plan. In June 1999, concurrent with the IPO, the Company adopted the 1999 Stock Incentive Plan (the "1999 Plan"). The 1999 Plan was designed to serve as the successor to the 1998 Plan. Upon the initial public offering of the Company's common stock, all outstanding options under the 1998 Plan, together with the remaining shares reserved under that plan, were incorporated into the 1999 Plan, with no further grants of common stock options to be made under the 1998 Plan. Upon implementation of the 1999 Plan, an additional 2,110,716 shares of common stock were reserved for issuance. On January 1, 2000, another 2,000,000 shares were reserved for issuance. A total of 9,544,000 shares are now reserved for issuance.

   Under the terms of the 1999 Plan, the Company has the ability to grant incentive and nonstatutory stock options, as well as issue vested and unvested shares of the Company's common stock. Exercise prices of stock options are generally not less than 100% and 85% of the fair value of the common stock on the date of grant of incentive stock options and nonstatutory stock options, respectively, and have a term of up to ten years. Options generally vest rateably over a period of up to fifty months after the grant date, subject to accelerated vesting in connection with certain changes in control or ownership of the Company. The plan provides that management can grant employees the right to exercise options prior to vesting. Upon termination of an employee's employment with the Company for any reason, the Company has the right to repurchase all or any portion of the unvested shares acquired by the employee upon exercise of options at a repurchase price that is equal to the exercise price, within 90 days following the date of termination. At September 30, 1999, 1998, and 1997, and December 31, 1999 205,700, 254,125, 0, and 153,221 shares of common stock were subject to repurchase by the Company.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)


   A summary of the activity under the 1997 Plan, the 1998 Plan, and the 1999 Plan is as follows (dollars in thousands):

                                                                       Weighted
                                                          Aggregate    Average
                                          Exercise Price   Exercise    Exercise
                                Shares      Per Share       Price       Price
                              ----------  -------------- ------------  --------
Outstanding at September 30,
 1996........................         --              --           --       --
  Granted....................  1,688,500  $         0.40 $    675,400   $ 0.40
  Terminated.................   (105,000) $         0.40      (42,000)    0.40
                              ----------  -------------- ------------
Outstanding at September 30,
 1997........................  1,583,500  $         0.40      633,400     0.40
  Granted....................  1,903,009  $ 0.40-$  3.35    3,283,649     1.73
  Exercised..................   (297,960) $ 0.40-$  1.50     (265,784)    0.89
  Terminated.................   (194,784) $ 0.40-$  3.25      (91,564)    0.47
                              ----------  -------------- ------------
Outstanding at September 30,
 1998........................  2,993,765  $ 0.40-$  3.35    3,559,701     1.19
  Granted....................  2,412,350  $ 3.35-$ 26.00   19,109,274     7.92
  Exercised.................. (1,178,391) $ 0.40-$  9.90   (1,142,950)    0.97
  Terminated.................   (380,155) $ 0.40-$ 10.00   (1,167,204)    3.07
                              ----------  -------------- ------------
Outstanding at September 30,
 1999........................  3,847,569  $ 0.40-$ 26.00   20,358,821   $ 5.29
  Granted....................    944,250  $23.31-$137.69   63,299,060   $67.04
  Exercised..................    (66,555) $ 0.40-$  4.25      (63,418)    0.95
  Terminated.................   (165,976) $ 0.40-$ 10.00     (229,552)    1.38
  Assumed in merger..........  3,035,165  $ 0.07-$ 67.15   16,845,167     5.56
                              ----------  -------------- ------------
Outstanding at December 31,
 1999........................  7,594,453  $ 0.07-$137.69 $100,210,078   $13.20
                              ==========  ============== ============

   The Company accounts for the 1997 Plan, the 1998 Plan, and the 1999 Plan using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For financial reporting purposes, the Company has determined that the deemed fair value on the date of grant of employee stock options granted between May 1, 1998 and April 21, 1999 was in excess of the exercise price of the options. Consequently, the Company recorded deferred compensation of $2.0 million for the year ended September 30, 1998, and an additional $5.7 million for the year ended September 30, 1999. Of the total deferred compensation, $487,000 was amortized during the year ended September 30, 1998 and $3.2 million was amortized during the year ended September 30, 1999, and $755,000 was amortized during the three months ended December 31, 1999.

   At September 30, 1999 and December 31, 1999 options to purchase 1,541,814 and 1,161,062 shares of common stock, respectively, were exercisable with a weighted average exercise price of $1.60 and $1.49 per share, respectively.

   At September 30, 1999 and December 31, 1999, options to purchase 2,220,080 and 1,441,806 shares of common stock, respectively, remain available for issuance.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)


   The following summarizes information with respect to stock options outstanding at September 30, 1999:

                              Options Outstanding          Options Exercisable
                     ------------------------------------- --------------------
                                 Weighted Average Weighted             Weighted
                                    Remaining     Average              Average
      Range of         Number      Contractual    Exercise   Number    Exercise
  Exercise Prices    Outstanding   Life (Years)    Prices  Exercisable  Prices
  ---------------    ----------- ---------------- -------- ----------- --------
$0.40-$0.60.........    561,607        7.49        $ 0.41    166,921    $ 0.40
$0.90-$1.50.........    877,923        8.92        $ 1.43    454,862    $ 1.49
$2.75-$3.35.........    123,905        8.88        $ 3.10    123,905    $ 3.10
$3.50-$4.25.........  1,396,084        9.52        $ 4.02    397,052    $ 3.96
$7.50-$10.00........    489,300        9.69        $ 9.46    398,683    $ 9.41
$18.875-$20.50......    331,750        9.82        $20.10        391    $20.21
$23.750-$26.00......     67,000        9.96        $24.46        --        --

   The following information concerning the Company's 1999 Plan is provided in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

   The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in the years ended September 30, 1998 and 1999:

                                      September 30, September 30, September 30,
                                          1997          1998          1999
                                      ------------- ------------- -------------
     Risk-free interest rates........  5.85%-6.86%   4.23%-6.08%      5.80%
     Expected life...................    5 years       5 years       4 years
     Expected dividend yield.........      --            --            --
     Expected volatility.............      --            --            80%

   The weighted average fair value for options granted was $0.10, $0.36 and $1.71 for the years ended September 30, 1997, 1998, and 1999, respectively.

   The pro forma net loss for the Company for the years ended September 30, 1997, 1998 and 1999 following the provisions of SFAS 123, was $5.3 million, $16.8 million and $51.6 million respectively. The pro forma basic and diluted net loss per share for the years ended September 30, 1997, 1998 and 1999 was $3.55, $7.53 and $4.63, respectively.

 Employee Stock Purchase Plan:

   In June 1999, the Company adopted the 1999 Employee Stock Purchase Plan ("1999 ESPP"). Under the 1999 ESPP, eligible employees are allowed to have salary withholdings of up to a certain specified percentage of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of defined purchase periods. The initial purchase period commenced on July 1, 1999. A total of 300,000 shares is reserved for issuance under the 1999 ESPP. At December 31, 1999 a total of $1,101,425 had been withheld from employees for future purchases under this plan.

12. Stockholder Notes Receivable:

   On February 25, 1998, the Company granted a nonstatutory option to purchase a total of 183,000 shares of the Company's common stock to a director of the Company (the "Director"). These options were immediately exercisable and the shares purchased thereunder are subject to

                   DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)

repurchase by the Company, with the right to repurchase expiring in 16 equal quarterly installments. At the time of the option grant, the Director exercised the option to purchase the entire 183,000 shares of common stock, in exchange for a $109,800 note (the "Note"). The Note was collateralized by the 183,000 shares of common stock and by other assets of the Director. Under the terms of the note, interest was accrued at 5.61% per annum. Interest was to be repaid in four equal annual installments commencing February 24, 1999. The entire principal amount was due and payable in one lump sum on February 24, 2002. In August 1999, the Director extinguished the Note by paying the full amount of principal and accrued interest. At December 31, 1999, a total of 102,937 shares of the Director's stock was subject to repurchase.

   On April 20, 1999, executive officers of the Company exercised stock options to purchase 349,332 shares of common stock in exchange for full-recourse notes. The total principal amount of these notes is $286,398. The notes bear interest at the rate of 7.75% per annum, compounded semiannually. Accrued interest is due and payable at successive quarterly intervals over the four-year term of the note, and the principal balance will become due and payable in one lump sum at the end of the four-year term. None of the shares purchased with the notes may be sold unless the principal portion of the note attributable to those shares, together with the accrued interest on that principal portion, is paid in full. In December 1999, one of the executive officers repaid the entire principal balance of his Note. The amount repaid, $86,400, related to 216,000 shares.

   On June 14, 1999, one of the executive officers who had exercised options on April 20, 1999 in exchange for a full-recourse note, borrowed an additional $128,000 in order to finance the tax liability she incurred in connection with the exercise of her stock options on April 20, 1999 for 133,332 shares of common stock. The loan is evidenced by a full-recourse promissory note with interest at the rate of 7.75% per annum, compounded semi-annually, and secured by the same 133,332 shares which serve as collateral for the April 20, 1999 promissory note, as well as other assets. The terms of her note, including the due dates for payment of principal and accrued interest and the acceleration provisions, are substantially the same as the terms in effect for her April 20, 1999 note.

   In July 1999, the Company loaned an officer of the Company $100,000. The loan is interest free, with $50,000 being forgiven ratably over a period of five years. At the end of the five year term, the $50,000 portion of the loan that has not been forgiven is to be repaid in one lump sum. In the event that the officer's employment terminates during the five year period, the outstanding unforgiven balance of the loan is to be repaid at the time of the termination. The amount being forgiven, plus imputed interest are charged to operations.

13. Warrants:

   In connection with the issuance of certain convertible notes (see Note 6), the Company issued warrants to purchase shares of the Company's common stock to the note holders. Warrants to purchase 75,000 and 20,000 shares of the Company's common stock were granted in September 1996 and January 1997, respectively. The exercise price of the warrants was equal to $0.10 per share. The warrants were due to expire upon the earlier of (i) five years from the date of grant, (ii) the closing of a underwritten public offering of the Company's common stock for not less than $2.50 per share and gross proceeds of at least $10,000,000, or (iii) the closing of a consolidation or merger of the Company. The fair value of the warrants was determined using the Black-Scholes model and was accounted for as interest expense over the time period the notes were outstanding. In June 1999, prior to the IPO, the warrants were exercised.

                   DIGITAL ISLAND, INC. AND SUBSIDIARIES

(Information as of and relating to the three months ended December 31, 1999 and
                                   1998

                               is unaudited)


   The Company also assumed outstanding warrants in connection with its merger with Sandpiper Networks, Inc. These warrants are to purchase a total of 80,452 shares of common stock at $96.95 per share. The warrants expire in December 2000.

14. Related Party Transactions:

   One shareholder also is a significant customer of the Company. For the years ended September 30, 1997, 1998, and 1999, and the three months ended December 31, 1998 and 1999 the Company earned $122,000, $310,000, $524,000, $97,000, and
$222,000 respectively, in revenue from sales to this customer, and had $139,000, $200,000 and $424,000 in total receivables at September 30, 1998 and 1999, and December 31, 1999 respectively. The Company owed this customer $992,000, $3.8 million and $4.0 million at September 30, 1998 and 1999, and December 31, 1999 respectively, under terms of the master lease agreement, and also owed another $94,000, $68,000, and $253,000 respectively, in other trade-related payables.

   One other significant shareholder is also a customer of the Company. For the years ended September 30, 1997, 1998, and 1999, and the three months ended December 31, 1998 and 1999 the Company earned $43,000, $458,000, $4.4 million, $74,000, and $2.6 million respectively, in revenue from sales to this customer, and had $39,000, $1.4 million and $1.8 million in total receivables at September 30, 1998 and 1999, and December 31, 1999, respectively. In addition, $715,000 and $636,000 of the deferred revenue balance at September 30, 1999 and December 31, 1999, respectively, related to this customer.

   The Company has outstanding payables owed to Sun at December 31, 1999. A total of $3,000 was owed for trade-related payables, and $2.2 million was owed under terms of lease agreements that were executed prior to the recent $100 million facility (see Note 10).

15. Retirement Savings Plan:

   On November 1, 1997, the Company established the Digital Island Retirement Savings Plan ("Retirement Plan"), a defined contribution plan, covering all eligible employees. Employees may elect to contribute from 1%-15% of their annual compensation to the Retirement Plan. Matching contributions by the Company are discretionary. The Company has made no contributions during the years ended September 30, 1998 and 1999, or the three months ended December 31, 1999.

16. Acquisition

   On October 25, 1999, the Company agreed to merge with Sandpiper Networks, Inc. ("Sandpiper") in a transaction to be accounted for as a purchase. On December 28, 1999, the stockholders of both companies approved the merger, and the merger was consummated. Digital Island exchanged 1.07 shares of its common stock for every share of Sandpiper stock. A total of 24.6 million shares were exchanged.

17. Subsequent Events:

   On January 18, 2000, the Company acquired Live On Line, Inc. (LOL), a privately-held company. Shareholders of LOL were issued 799,989 shares of common stock and $5,250,000 in cash for all outstanding shares of LOL.

   In relation to the arrangements with Sun and Inktomi (see Note 10), the Company issued 391,869 shares of stock to Sun for $20,000,000 and 117,561 shares to Inktomi for $6,000,000 in January 2000.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma combined financial statements have been prepared to give effect to the merger between Digital Island and Sandpiper as if it had occurred at the beginning of the period presented. This transaction was accounted for using the purchase method of accounting.

   The unaudited pro forma combined statement of operations for the year ended September 30, 1999 combines the historical consolidated statement of operations of Digital Island for the year ended September 30, 1999 with the unaudited historical consolidated results of operations of Sandpiper for the twelve-month period ended September 30, 1999. The historical pro forma information assumes that for purposes of reporting combined information, the historical consolidated financial information of Sandpiper will be restated to conform Sandpiper's fiscal year-end of December 31 to Digital Island's fiscal year-end of September 30.

   The unaudited pro forma combined statement of operations for the three months ended December 31, 1999 combines the consolidated statement of operations of Digital Island for the three months ended December 31, 1999 with the unaudited consolidated results of operations of Sandpiper for the period from October 1, 1999 to December 28, 1999.

   The total purchase price of approximately $967.6 million consists of approximately 24.6 million shares of Digital Island's common stock with a fair value of $857.0 million, 3.1 million vested and unvested stock options and warrants with a fair value of $96.6 million, and estimated direct transaction costs of approximately $14.0 million. The fair value of Digital Island's common stock was determined as the average market price from October 21, 1999 to October 27, 1999, which includes two days prior and two days subsequent to the public announcement of the merger. The fair value of the common stock options and warrants was estimated using the Black Scholes model with the following weighted-average assumptions: risk-free interest rate of 5.8%, expected life of 4 years, expected dividend rate of 0%, and volatility of 80%. The total purchase price was allocated as follows:

   Net assets acquired.......................................... $  4.8 million
   Accrued transaction costs.................................... (14.0) million
   Assembled workforce..........................................    2.0 million
   Core technology..............................................  121.1 million
   Goodwill.....................................................  853.7 million

The intangible assets will be amortized over their estimated useful lives of 60 months.

   Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. These unaudited pro forma combined financial statements are based upon the respective historical consolidated financial statements of Digital Island and Sandpiper and notes thereto, included elsewhere in this prospectus and should be read in conjunction with those statements and the related notes.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                (in thousands, except share and per share data)

                         Year Ended September 30, 1999

                                 Digital    Sandpiper
                                 Island,    Networks,   Pro forma      Pro forma
                                   Inc.       Inc.     adjustments      combined
                                ----------  ---------  -----------     ----------
Revenues......................  $   12,431  $    249   $      --       $   12,680
Costs and expenses:                                           --
  Cost of revenue.............      29,496     3,346          --           32,842
  Sales and marketing.........      16,010     4,592          --           20,602
  Product development.........       6,357     2,357          --            8,714
  General and administrative..       9,848     1,731          --           11,579
  Amortization of goodwill and
   intangible assets..........         --        --       195,359(1)      195,359
  Stock compensation expense..       3,207       581          --            3,788
                                ----------  --------   ----------      ----------
Total costs and expenses......      64,918    12,607      195,359         272,884
                                ----------  --------   ----------      ----------
Loss from operations..........     (52,487)  (12,358)    (195,359)       (260,204)
                                ----------  --------   ----------      ----------
Interest income, net..........       1,551       286          --            1,837
                                ----------  --------   ----------      ----------
Loss before income taxes......     (50,936)  (12,072)    (195,359)       (258,367)
Provision for income taxes....           2         3          --                5
                                ----------  --------   ----------      ----------
Net loss......................  $  (50,938) $(12,075)  $ (195,359)     $ (258,372)
                                ==========  ========   ==========      ==========
Basic and diluted net loss per
 share........................  $    (4.58)                   --       $    (7.24)
                                ==========                             ==========
Weighted average shares
 outstanding used in per share
 calculation..................  11,127,462             24,556,088 (3)  35,683,550
                                ==========             ==========      ==========


   See accompanying notes to unaudited pro forma combined financial statements

                   DIGITAL ISLAND, INC. AND SUBSIDIARIES

           UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

              (in thousands, except share and per share data)

                   Three Months Ended December 31, 1999

                                 Digital    Sandpiper
                                 Island,    Networks,   Pro forma      Pro forma
                                   Inc.       Inc.     adjustments      combined
                                ----------  ---------  -----------     ----------
Revenues......................  $    7,600  $    892   $    (262) (2)  $    8,230
Costs and expenses:                                           --
  Cost of revenue.............      16,264     2,731        (262) (2)      18,733
  Sales and marketing.........       6,315     3,354          --            9,669
  Product development.........       2,543       783          --            3,326
  General and administrative..       4,698     1,561          --            6,259
  Amortization of goodwill and
   intangibles................       1,697       --        47,264 (1)      48,961
  Stock compensation expense..         755       240          --              995
                                ----------  --------   ----------      ----------
Total costs and expenses......      32,272     8,669       47,002          87,943
                                ----------  --------   ----------      ----------
Loss from operations..........     (24,672)  ( 7,777)    ( 47,264)       ( 79,713)
                                ----------  --------   ----------      ----------
Interest income, net..........         697        25          --              722
                                ----------  --------   ----------      ----------
Loss before income taxes......     (23,975)  ( 7,752)    ( 47,264)       ( 78,991)
Provision for income taxes....           5       --           --                5
                                ----------  --------   ----------      ----------
Net loss......................  $  (23,980) $( 7,752)  $ ( 47,264)     $ ( 78,996)
                                ==========  ========   ==========      ==========
Basic and diluted net loss per
 share........................  $    (0.65)                            $    (1.31)
                                ==========                             ==========
Weighted average shares
 outstanding used in per share
 calculation..................  36,676,137             23,755,346 (3)  60,431,483
                                ==========             ==========      ==========

        Notes to Unaudited Pro Forma Combined Financial Statements

(1) Goodwill and intangible assets are amortized on a straight-line basis over five years.

(2) Reflects elimination of inter-company transactions.

(3) Adjustment to weighted average shares outstanding used in computing basic and diluted loss per share reflects issuance of 24,556,088 shares of common stock in connection with the Sandpiper acquisition.

            REPORT OF SANDPIPER NETWORKS, INC. INDEPENDENT AUDITORS

The Board of Directors
Sandpiper Networks, Inc.

   We have audited the accompanying consolidated balance sheets of Sandpiper Networks, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sandpiper Networks, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

February 3, 1999
Los Angeles, California

                            SANDPIPER NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------

                       ASSETS
                       ------

Current assets:
  Cash and cash equivalents.......................... $ 5,728,826  $   603,812
  Accounts receivable................................         --         2,176
  Prepaid and other current assets...................       2,022       82,301
                                                      -----------  -----------
Total current assets.................................   5,730,848      688,289
Property and equipment, net..........................      38,730    1,072,791
Other assets.........................................       4,598       63,640
                                                      -----------  -----------
Total assets......................................... $ 5,774,176  $ 1,824,720
                                                      ===========  ===========

    LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED
           STOCK AND SHAREHOLDERS' DEFICIT
           -------------------------------

Current liabilities:
  Current portion of debt............................ $   125,000  $    46,010
  Current portion of capital lease obligations.......         --       310,327
  Accounts payable...................................     175,023        8,462
  Accrued expenses...................................      88,772      225,024
                                                      -----------  -----------
Total current liabilities............................     388,795      589,823
Debt, less current portion...........................         --        71,558
Capital lease obligations, less current portion......         --       639,205
                                                      -----------  -----------
Total liabilities....................................     388,795    1,300,586
Series A redeemable convertible preferred stock,
 $0.001 par value: 9,599,999 and 10,278,569 shares
 authorized as of December 31, 1997 and 1998,
 respectively; 9,428,570 and 9,607,141 issued and
 outstanding as of December 31, 1997 and 1998,
 respectively........................................   6,552,920    6,674,442
Shareholders' deficit:
  Common Stock, $0.001 par value: 30,000,000 shares
   authorized as of December 31, 1997 and 1998;
   5,095,658 and 6,685,405 issued and outstanding as
   of December 31, 1997 and 1998, respectively.......       1,000      112,383
  Accumulated deficit................................  (1,168,539)  (6,262,691)
                                                      -----------  -----------
Total shareholders' deficit..........................  (1,167,539)  (6,150,308)
                                                      -----------  -----------
                                                      $ 5,774,176  $ 1,824,720
                                                      ===========  ===========

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year ended December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
Revenues............................................. $       --   $     5,700
Cost and expenses:
  Cost of revenues...................................         --     1,695,057
  Product development................................   1,159,715    1,382,635
  Marketing and sales................................         --     1,272,441
  General and administrative.........................      28,149      876,093
                                                      -----------  -----------
Total operating expenses.............................   1,187,864    5,226,226
                                                      -----------  -----------
Operating (loss).....................................  (1,187,864)  (5,220,526)
Interest expense.....................................      23,649       29,119
Interest (income)....................................     (42,974)    (155,493)
                                                      -----------  -----------
Net (loss)........................................... $(1,168,539) $(5,094,152)
                                                      ===========  ===========


                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                Common Stock                        Total
                             -------------------  Accumulated   Shareholders'
                              Shares     Amount     Deficit    Equity (Deficit)
                             ---------  --------  -----------  ----------------
Balance as of January 1,
 1997....................... 5,095,658  $  1,000  $       --     $     1,000
  Net loss..................       --        --    (1,168,539)    (1,168,539)
                             ---------  --------  -----------    -----------
Balance as of December 31,
 1997....................... 5,095,658     1,000   (1,168,539)    (1,167,539)
  Repurchase of Common
   Stock....................  (509,566)  (35,670)         --         (35,670)
  Issuance of Common Stock
   in connection with
   exercise of stock
   options.................. 2,099,313   147,053          --         147,053
  Net loss..................       --        --    (5,094,152)    (5,094,152)
                             ---------  --------  -----------    -----------
Balance as of December 31,
 1998....................... 6,685,405  $112,383  $(6,262,691)   $(6,150,308)
                             =========  ========  ===========    ===========



                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Year ended December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
Operating activities
Net loss............................................. $(1,168,539) $(5,094,152)
 Adjustments to reconcile net loss to net cash used
  for operating activities:
  Depreciation and amortization......................       3,025      444,257
  Changes in operating assets and liabilities:
   Accounts receivable...............................         --        (2,176)
   Prepaid and other current assets..................      (2,022)     (80,279)
   Accounts payable..................................     175,023     (166,561)
   Accrued expenses..................................      88,772      136,252
                                                      -----------  -----------
Net cash used in operating activities................    (903,741)  (4,762,659)
                                                      -----------  -----------
Investing activities
Purchases of property and equipment..................     (41,755)  (1,478,317)
Other assets.........................................      (4,598)     (59,042)
                                                      -----------  -----------
Net cash used in investing activities................     (46,353)  (1,537,359)
                                                      -----------  -----------
Financing activities
Proceeds from issuance of Common Stock...............         --       147,053
Net proceeds from issuance of Series A redeemable
 convertible preferred stock.........................   5,952,920          --
Proceeds from credit line............................         --       800,000
Proceeds from debt...................................     846,924      117,568
Proceeds from capital lease obligations..............         --     1,094,453
Repurchase of Common Stock...........................         --       (35,670)
Repayment of credit line.............................         --      (800,000)
Repayment of debt....................................    (121,924)
Repayment of capital lease obligations...............         --      (144,921)
Other financing activities...........................         --        (3,479)
                                                      -----------  -----------
Net cash provided by financing activities............   6,677,920    1,175,004
                                                      -----------  -----------
Net increase (decrease) in cash and cash
 equivalents.........................................   5,727,826   (5,125,014)
Cash and cash equivalents at beginning of year.......       1,000    5,728,826
                                                      -----------  -----------
Cash and cash equivalents at end of year............. $ 5,728,826  $   603,812
                                                      ===========  ===========
Supplemental schedule of non-cash transactions:
 Conversion of notes payable to Series A redeemable
  convertible preferred stock........................ $   600,000  $   125,000
                                                      ===========  ===========

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

   Sandpiper Networks, Inc. (the "Company") was incorporated in December 1996. The Company and its wholly owned subsidiary, Sandpiper Leasing Corporation ("SLC") provide a subscription-based service that enables web publishers to migrate their content onto a professionally managed content delivery network. The Company's service provides publishers with unlimited scalability and improved performance by avoiding Internet congestion and intelligently delivering content closer to end-users. The Company has had limited sales of products, and its customers are Internet publishing companies, located principally in the United States.

   As of December 31, 1998, the Company has an accumulated deficit of $6,262,691. The Company anticipates that, in the event that profitability is not attained, the required funding for expenditures will come from sources such as additional equity (see Note 11) or debt financing, collaborative arrangements or partnership agreements. While management believes that any additional funding required will be available as necessary, there is no assurance that additional financing will be available and on terms acceptable to the Company, when required. If additional funding were not available when needed, the Company would be required to reduce the rate of administrative costs and research and development expenditures.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements, and affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates.

   In October 1998, the Company commenced the planned principal operations by introducing the first service offering through the launch of the Footprint product. Accordingly, the Company is not presented as a development stage company in the accompanying financial statements.

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SLC. All significant intercompany accounts have been eliminated.

Stock Split

   In 1997, the Company's Board of Directors approved a Common Stock split whereby each outstanding share of Common Stock was converted into 8.1530496 shares of Common Stock. Such stock split has been retroactively reflected in the accompanying consolidated financial statements.

Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash deposits at financial institutions. The Company places its cash deposits with high credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Limitation ("FDIC") limit.

                            SANDPIPER NETWORKS, INC.

Property and Equipment

   Property and equipment are stated at cost and depreciated or amortized over the estimated useful lives of the assets on a straight-line basis. The estimated useful lives of the assets are as follows:

     Equipment........................................................   3 years
     Furniture and fixtures........................................... 3-5 years

   Included in this caption are the following assets:

                                                               December 31,
                                                            -------------------
                                                             1997       1998
                                                            -------  ----------
     Operations equipment.................................. $   --   $1,069,560
     Other property and equipment..........................  41,755     450,513
                                                            -------  ----------
                                                             41,755   1,520,073
     Accumulated depreciation..............................  (3,025)   (447,282)
                                                            -------  ----------
     Net property and equipment............................ $38,730  $1,072,791
                                                            =======  ==========

Revenue recognition

   The Company recognizes subscription revenues over the period the services are provided.

Advertising Expenses

   Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 1998 was $119,432. There were no advertising expenses in 1997.

 Research and Development Expenses

   Research and development costs are expensed as incurred.

 Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair market value at the date of grant. Alternatively, a company may use APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and disclose the pro forma results of operations which would have resulted from recognizing such rewards at their fair market value. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, does not recognize compensation expense for stock option grants. Stock Options are granted under the Company's Stock Incentive Plan with an exercise price equal to the fair market value of the shares at the date of grant.

2. Credit Arrangements and Long-Term Debt

   On February 19, 1998, the Company entered into a $1,000,000 line of credit with a bank, with a variable rate of interest, based on the bank's lending rate. Under the terms of the line of credit, up to $750,000 of the credit facility could be converted to a three-year term loan with similar interest terms on August 19, 1999, to the extent that Company draws on credit were supported by capital equipment invoices. At December 31, 1998 no amounts are extended under this facility.

                            SANDPIPER NETWORKS, INC.

   On August 31, 1998, the Company executed a promissory note with a financial institution in the amount of $117,568, at a stated interest rate of 7% per annum, principal and interest due monthly for 36 months and collateralized by equipment. Aggregate maturities for 1999, 2000 and 2001 are $46,010, $36,816 and $31,743, respectively.

3. Leases

   The Company entered into a $1,500,000 equipment lease line of credit through which non-cancelable capital lease obligations for computers and equipment were executed during the year ended December 31, 1998. In addition, the Company entered into a lease agreement for its facilities on January 6, 1999 under non-cancelable operating lease agreements expiring through 2005. This operating lease provides for free rent and escalations.

   Future minimum lease payments as of December 31, 1998 are as follows:

                                                          Operating   Capital
                                                            Lease      Leases
                                                          ---------- ----------
     1999................................................ $  174,549 $  366,643
     2000................................................    299,227    394,729
     2001................................................    318,913    283,273
     2002................................................    322,850        --
     2003................................................    335,974        --
     Thereafter..........................................    395,032        --
                                                          ---------- ----------
     Total minimum lease payments........................ $1,846,545 $1,044,645
                                                          ==========
     Less amounts representing interest..................                95,113
                                                                     ----------
     Present value of lease payments.....................            $  949,532
                                                                     ==========

   At December 31, 1998, computers, software and equipment under capital leases had an original cost basis and a net book value of $1,094,453 and $670,263, respectively.

   Rent expense was $13,716 and $123,412 for the years ended December 31, 1997 and 1998, respectively.

                            SANDPIPER NETWORKS, INC.

4. Income Taxes

   The deferred income tax assets and liabilities of the Company consist of the differences between the financial statements and tax basis of assets and liabilities, and are measured at the current enacted tax rates. The temporary differences related to the following as of December 31, 1997 and 1998, respectively, are as follows:

                                                           1997        1998
                                                         ---------  -----------
     Deferred tax assets:
       Net operating losses and tax credits............. $ 517,236  $ 2,754,031
                                                         ---------  -----------
     Total deferred tax assets..........................   517,236    2,754,031

     Deferred tax liabilities:
       Federal benefit for state income taxes...........    31,214      156,025
                                                         ---------  -----------
     Total deferred liabilities.........................    31,214      156,025
                                                         ---------  -----------
     Net deferred tax assets............................   486,022    2,598,006
     Less valuation reserve.............................  (486,022)  (2,598,006)
                                                         ---------  -----------
                                                         $     --   $       --
                                                         =========  ===========

   The Company has net operating loss carryforwards for federal and state income tax purposes of $6,262,691, which begin to expire in 2004. Research tax credit carryforwards of $248,956 are available for federal and state tax purposes that expire beginning in 2013. Utilization of the above carryforwards is subject to utilization limitations that may inhibit the Company's ability to use carryforwards in the future.

5. Redeemable Convertible Preferred Stock

   At December 31, 1998, the Company is authorized to issue up to 10,278,569 shares of redeemable convertible preferred stock which have been designated as Series A. As of December 31, 1998, 9,607,141 of Series A have been issued.

   In January 1999, the shareholders approved an increase to authorized redeemable convertible preferred stock to 13,697,640, of which 9,885,981 have been designated as Series A and 3,811,659 have been designated as Series B.

Series A

   Series A shares were issued at $0.70 per share and are convertible to one share of Common Stock. Series A shares are redeemable at $0.70 per share on the seventh anniversary of the issuance of the first shares issued under this series (November 17, 2004).

Series B

   Series B shares are convertible to one share of Common Stock. Series B shares are redeemable at $4.46 per share on November 17, 2004.

All Preferred Stock

   The redeemable convertible preferred stock contains a liquidation preference of an amount equal to the price for which such share of redeemable convertible preferred stock was issued, adjusted for

                            SANDPIPER NETWORKS, INC.

any stock dividends, combinations or splits with respect to such shares, plus any declared and unpaid dividends on the redeemable convertible preferred stock.

   The redeemable convertible preferred stock is generally convertible at any time, at the holder's option, into Common Stock based on the conversion ratios above, subject to future adjustment as defined. The redeemable convertible preferred stock shall automatically convert into shares of Common Stock upon the closing of an initial public offering of the Company's Common Stock, if the per share price of the stock sold in the offering is not less than $5.00 per share and the aggregate purchase price of the Common Stock sold in the offering is not less than $10.0 million. The redeemable convertible preferred stock contains voting rights identical to those of the Common Stock.

6. Convertible Notes Payable

   In 1997, in contemplation of the Series A redeemable convertible preferred stock financing (see Note 5), the Company issued convertible notes payable and warrants (see Note 8) for $600,000 (the "bridge financing"). In connection with the close of the Series A redeemable convertible preferred stock financing, the $600,000 in convertible notes payable were converted into 857,143 shares of Series A redeemable convertible preferred stock. In addition, during 1997, as part of the bridge financing, the Company converted accounts payable of $246,924 to a related party (see Note 11) to a promissory note convertible into Series A redeemable convertible preferred stock. During 1997, in accordance with the terms of the agreement, the Company repaid $121,924 of the promissory note plus interest, and, in 1998, the holder converted the remaining $125,000 to Series A redeemable convertible preferred stock at $0.70 per share.

7. Stock Plan

   The 1997 Stock Plan (the "Plan") provides for the grant of both incentive stock options and non-statutory stock options to employees, directors and consultants. The exercise price of the incentive stock options must equal or exceed the fair market value of the Common Stock at the grant date and the non-statutory stock options may be less than the fair market value of the Common Stock at the grant date. The incentive stock options generally vest over four years whereas the non-statutory stock options generally vest after one year. The Company has allocated 3,599,629 shares for the Plan. All options under the Plan must be exercised within ten years from the date of grant.

   Following is a summary of all stock option activity:

                         Exercise               Number of Shares
                           Price   --------------------------------------------
                         Per Share Employees   Directors Consultants   Total
                         --------- ----------  --------- ----------- ----------
Granted.................   $0.07          --        --      58,499       58,499
  Outstanding at
   December 31, 1997....                  --        --      58,499       58,499
  Granted...............   $0.07    3,130,670    70,000    117,474    3,318,144
  Exercised.............   $0.07   (1,976,545)  (70,000)   (52,768)  (2,099,313)
  Canceled..............              (39,978)      --      (5,706)     (45,684)
                           -----   ----------   -------    -------   ----------
  Outstanding at
   December 31, 1998....            1,114,147       --     117,499    1,231,646
                           =====   ==========   =======    =======   ==========
  Vested at December 31,
   1998.................              147,154       --      81,445      228,599
                           =====   ==========   =======    =======   ==========

   The weighted average exercise price of options granted during the year ended December 31, 1998 was $0.10 and the weighted average exercise price of options outstanding at December 31,

                            SANDPIPER NETWORKS, INC.

1998 was $0.15. The weighted average exercise price of options canceled during the year ended December 31, 1998 was $0.07 and the weighted average contractual life for options outstanding at December 31, 1998 was 9.5 years.

   Pro forma information regarding net income is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a "minimum value" option pricing model with the following assumptions for 1997 and 1998: risk-free interest rate of 6.0% and 5.4%, respectively; no dividend yields for either year; and an expected option life of 1 and 6, respectively. The weighted average fair value of options granted during 1997 and 1998 was $0.01 per share and $0.02 per share, respectively.

   Based on the "minimum value" option pricing model, proforma net loss for the years ended December 31, 1997 and 1998 would not be materially different from the amounts of net loss reported in the Company's accompanying statements of operations.

   The "minimum value" option valuation model requires the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The pro forma net loss for the years ended December 31, 1997 and 1998 is not representative of the pro forma effect on net income in future years, as pro forma information in future years will reflect the amortization of a larger number of stock options granted in succeeding years.

8. Warrants

   In 1997, in connection with a financing arrangement, the Company issued warrants to purchase 171,428 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. These warrants expire on March 31, 2003.

   In 1998, in connection with a financing arrangement, the Company issued warrants to purchase 107,412 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. This warrant expires at the shorter of ten years from the date of grant or five years from the date of an initial public offering of the Company's Common Stock.

9. Defined Contribution Plan

   In 1998, the Company established defined contribution plan for certain qualified employees as defined in the plan. Participants may contribute up to the lesser of 6% of pretax compensation subject to certain limitations, or $6,000. The plan provides for required contributions of 1% to 3% by the Company as defined in the plan. The Company accrued contribution for the year ended December 31, 1998 was $10,228.

10. Related Party Transactions

   Prior to financing, the Company's operating activities were performed and funded by Sandpiper Consulting, a Limited Liability Company (the "LLC") owned by several common stockholders and officers of the Company. These expenditures were accumulated at cost and converted to a

                            SANDPIPER NETWORKS, INC.

convertible note in the bridge financing (see Note 6). Subsequent to the bridge financing, LLC continued to provide services directly to the Company, which were billed at cost and reimbursed from Company funds. As of December 31, 1998, the Company no longer obtains services from LLC. Payments to LLC relating to the years ended December 31, 1997 and 1998 were $924,431 (including $168,810 included in accounts payable) and $212,700, respectively.

   The LLC was a holder of 509,566 shares of the Company's Common Stock. Under an agreement with the investors in the Series A redeemable convertible preferred stock financing, LLC agreed to hold these shares exclusively for the benefit of the employees of LLC. During 1998, all LLC employees were transferred to the Company. As a result, under the terms of the agreement, these shares were purchased from the LLC for $35,670. Further, during 1998 these shares were allocated to the 1997 Stock Option Plan (see Note 7).

11. Subsequent Event (Unaudited)

   On January 29, 1999, the Company effected the first close on the issuance of Series B redeemable convertible preferred shares (see Note 5). Under the first closing, 2,242,152 Series B redeemable convertible preferred shares were issued at $4.46 per share, with total gross proceeds amounting to $9,999,998. The Company has available another 1,569,507 shares of Series B redeemable convertible preferred stock available for sale at the same price per share, to certain specific investors agreed to by the Company and the largest investor participating in the first close. These additional shares are available for sale for 90 days following the first closing.

12. Year 2000 Issue (Unaudited)

   The Company has developed a plan to modify its information technology, as necessary, to be ready for the Year 2000. The Company currently expects the project to be substantially complete by September 1999 and to cost approximately $50,000. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. The Company does not expect this project to have a significant impact on operations.

                            SANDPIPER NETWORKS, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET
                               September 30, 1999

                              ASSETS
                              ------
Current assets:
  Cash and cash equivalents........................................ $ 10,853,468
  Accounts receivable..............................................      120,749
  Prepaid and other current assets.................................      295,654
                                                                    ------------
Total current assets...............................................   11,269,871

Property and equipment, net........................................    6,046,531
Other assets.......................................................      434,396
                                                                    ------------
Total assets....................................................... $ 17,750,798
                                                                    ============
                LIABILITIES, REDEEMABLE CONVERTIBLE
             PREFERRED STOCK AND SHAREHOLDERS' DEFICIT
             -----------------------------------------

Current liabilities:
  Current portion of debt.......................................... $     39,126
  Current portion of capital lease obligations.....................    1,010,363
  Accounts payable.................................................    2,015,180
  Accrued expenses.................................................      394,502
                                                                    ------------
Total current liabilities..........................................    3,459,171
Debt, less current portion.........................................       45,098
Capital lease obligations, less current portion....................    1,621,075
                                                                    ------------
Total liabilities..................................................    5,125,344

Series A redeemable convertible preferred stock, $0.001 par value:
 9,885,981 shares authorized as of September 30, 1999; 9,607,141
 issued and outstanding as of September 30, 1999...................    6,674,442
Series B redeemable convertible preferred stock, $0.001 par value:
 6,026,694 shares authorized and 4,820,628 issued and outstanding
 as of September 30, 1999..........................................   21,426,766
Shareholders' deficit:
  Common Stock, $0.001 par value: 40,000,000 shares authorized and
   6,979,067 issued and outstanding as of September 30, 1999.......    4,413,247
  Deferred Compensation............................................   (3,573,432)
  Accumulated deficit..............................................  (16,315,569)
                                                                    ------------
Total shareholders' equity.........................................  (15,475,754)
                                                                    ------------
                                                                    $ 17,750,798
                                                                    ============

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                  For the nine months ended September 30, 1999

Revenues......................................................... $    242,954
Cost and expenses:
  Cost of revenues...............................................    2,641,767
  Product development............................................    1,820,986
  Marketing and sales............................................    4,056,155
  General and administrative.....................................    1,480,912
  Amortization of deferred compensation..........................      580,827
                                                                  ------------
Total operating expenses.........................................   10,580,647
                                                                  ------------
Operating (loss).................................................  (10,337,693)
Interest expense.................................................       74,660
Interest (income)................................................     (362,331)
Provision for income taxes.......................................        2,856
                                                                  ------------
Net (loss)....................................................... $(10,052,878)
                                                                  ============


                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

           UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                                              Total
                             Common Stock                                 Shareholders'
                         --------------------   Deferred    Accumulated      Equity
                          Shares     Amount   Compensation    Deficit        Deficit
                         --------- ---------- ------------  ------------  -------------
Balance as of December
 31, 1998............... 6,685,405 $  112,383               $ (6,262,691) $ (6,150,308)
  Issuance of Common
   Stock in connection
   with exercise of
   stock options........   293,662    146,605                                  146,605
  Deferred
   Compensation.........            4,154,259 $(4,154,259)
  Amortization of
   deferred
   compensation.........                          580,827                      580,827
  Net loss..............       --         --          --     (10,052,878)  (10,052,878)
                         --------- ---------- -----------   ------------  ------------
Balance as of September
 30, 1999............... 6,979,067 $4,413,247 $(3,573,432)  $(16,315,569) $(15,475,754)
                         ========= ========== ===========   ============  ============



                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                  For the nine months ended September 30, 1999

Operating activities
Net loss......................................................... $(10,052,878)
  Adjustments to reconcile net loss to net cash used for
   operating activities:
    Depreciation and amortization................................    1,043,071
    Amortization of deferred compensation........................      580,827
    Changes in operating assets and liabilities:
      Accounts receivable........................................     (118,573)
      Prepaid and other current assets...........................     (213,353)
      Accounts payable...........................................    2,006,718
      Accrued expenses...........................................      169,478
                                                                  ------------
Net cash used in operating activities............................   (6,584,710)
                                                                  ------------
Investing activities
Purchases of property and equipment..............................   (6,016,812)
Other assets.....................................................     (370,756)
                                                                  ------------
Net cash used in investing activities............................   (6,387,568)
                                                                  ------------
Financing activities
Proceeds from issuance of Common Stock...........................      146,605
  Net proceeds from issuance of Series B redeemable convertible
   preferred stock...............................................   21,426,766
Proceeds from credit line........................................      300,000
Proceeds from capital lease obligations..........................    2,080,232
Repayment of credit line.........................................     (300,000)
Repayment of debt................................................      (33,344)
Repayment of capital lease obligations...........................     (398,326)
                                                                  ------------
Net cash provided by financing activities........................   23,221,933
                                                                  ------------
Net increase (decrease) in cash and cash equivalents.............   10,249,656
Cash and cash equivalents at beginning of period.................      603,812
                                                                  ------------
Cash and cash equivalents at end of period....................... $ 10,853,468
                                                                  ============

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

   Sandpiper Networks, Inc. (the "Company") was incorporated in December 1996. The Company and its wholly owned subsidiary, Sandpiper Leasing Corporation ("SLC") provide a subscription-based service that enables web publishers to migrate their content onto a professionally managed content delivery network. The Company's service provides publishers with unlimited scalability and improved performance by avoiding Internet congestion and intelligently delivering content closer to end-users. The Company has had limited sales of products, and its customers are Internet publishing companies, located principally in the United States.

   As of September 30, 1999, the Company has an accumulated deficit of $16,315,569. The Company anticipates that, in the event that profitability is not attained, the required funding for expenditures will come from sources such as additional equity or debt financing, collaborative arrangements or partnership agreements. While management believes that any additional funding required will be available as necessary, there is no assurance that additional financing will be available and on terms acceptable to the Company, when required. If additional funding were not available when needed, the Company would be required to reduce the rate of administrative costs and research and development expenditures.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements, and affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates.

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SLC. All significant intercompany accounts have been eliminated.

Stock Split

   In 1997, the Company's Board of Directors approved a Common Stock split whereby each outstanding share of Common Stock was converted into 8.1530496 shares of Common Stock.

Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash deposits at financial institutions. The Company places its cash deposits with high credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Limitation ("FDIC") limit.

                            SANDPIPER NETWORKS, INC.

Property and Equipment

   Property and equipment are stated at cost and depreciated or amortized over the estimated useful lives of the assets on a straight-line basis. The estimated useful lives of the assets are as follows:

     Equipment........................................................   3 years
     Furniture and fixtures........................................... 3-5 years
     Software.........................................................   2 years

   Included in this caption are the following assets:

                                                                   September 30,
                                                                       1999
                                                                   -------------
     Operations equipment.........................................  $ 4,097,400
     Operations software licenses.................................    1,963,200
     Other property and equipment.................................    1,476,284
                                                                    -----------
                                                                      7,536,884
     Accumulated depreciation.....................................   (1,490,353)
                                                                    -----------
     Net property and equipment...................................  $ 6,046,531
                                                                    ===========

Revenue recognition

   The Company recognizes subscription revenues over the period the services are provided.

Advertising Expense

   Advertising costs are expensed as incurred. Advertising expense for the nine months ended September 30, 1999 was $734,894.

Research and Development Expenses

   Research and development costs are expensed as incurred.

Stock-Based Compensation

   The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant.

   The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of FASB's Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123").

2. Credit Arrangements and Long-Term Debt

   On February 19, 1998, the Company entered into a $1,000,000 line of credit with a bank, with a variable rate of interest, based on the bank's lending rate. Under the terms of the line of credit, up to $750,000 of the credit facility could be converted to a three-year term loan with similar interest terms on August 19, 1999, to the extent that Company draws on credit were supported by capital equipment invoices. At August 19, 1999 there were no amounts extended on the facility and the facility expired.

                            SANDPIPER NETWORKS, INC.

   On August 31, 1998, the Company executed a promissory note with a financial institution in the amount of $117,568, at a stated interest rate of 7% per annum, principal and interest due monthly for 36 months and collateralized by equipment. Aggregate maturities for 1999, 2000 and 2001 are $46,010, $36,816 and $31,743, respectively.

   On August 6, 1999, the Company entered into an equipment lease line for $2.0 million that is available over the 12 months following the date of the lease. The annual interest rate is 7.24% and the line is payable over 36 months. The lessor received a warrant for 22,425 shares of the Company's common stock at an exercise price of $1.00 per share.

3. Leases

   The Company entered into a $1,500,000 equipment lease line of credit through which non-cancelable capital lease obligations for computers and equipment were executed during the year ended December 31, 1998. In addition, the Company entered into a lease agreement for its facilities on January 6, 1999 under non-cancelable operating lease agreements expiring through 2005. This operating lease provides for free rent and escalations.

   Annual future minimum lease payments as of September 30, 1999 are as follows:

                                                          Operating   Capital
                                                            Lease      Leases
                                                          ---------- ----------
     Fiscal (Calendar) year ended
     1999................................................ $   74,805 $  291,324
     2000................................................    299,227  1,165,297
     2001................................................    313,007  1,053,841
     2002................................................    322,850    411,546
     2003................................................    332,037
     2004................................................    338,599
     Thereafter..........................................    141,083
                                                          ---------- ----------
     Total minimum lease payments........................ $1,821,608  2,922,008
                                                          ==========
     Less amounts representing interest..................               256,198
                                                                     ----------
     Present value of lease payments.....................            $2,665,810
                                                                     ==========

   At September 30, 1999, computers, software and equipment under capital leases had an original cost basis and a net book value of $3,157,316 and $2,532,985, respectively.

   Rent expense was $197,793 for the nine months ended September 30, 1999.

                            SANDPIPER NETWORKS, INC.

4. Income Taxes

   The deferred income tax assets and liabilities of the Company consist of the differences between the financial statements and tax basis of assets and liabilities, and are measured at the current enacted tax rates. The temporary differences related to the following as of September 30, 1999 are as follows:

                                                                       1999
                                                                    -----------
     Deferred tax assets:
       Net operating losses and tax credits........................ $ 4,327,004
                                                                    -----------
     Total deferred tax assets.....................................   4,327,004
     Deferred tax liabilities:
     Federal benefit for state income taxes........................     277,694
                                                                    -----------
     Total deferred liabilities....................................     277,694
                                                                    -----------
     Net deferred tax assets.......................................   4,049,310
     Less valuation reserve........................................  (4,049,310)
                                                                    -----------
                                                                    $       --
                                                                    ===========

   The Company has net operating loss carryforwards for federal and state income tax purposes of $17,946,276, which begin to expire in 2004. Research tax credit carryforwards of $244,195 are available for federal and state tax purposes that expire beginning in 2013. Utilization of the above carryforwards is subject to utilization limitations that may inhibit the Company's ability to use carryforwards in the future.

5. Redeemable Convertible Preferred Stock

   At December 31, 1998, the Company is authorized to issue up to 10,278,569 shares of redeemable convertible preferred stock which have been designated as Series A. As of December 31, 1998, 9,607,141 of Series A have been issued.

   In January 1999, the shareholders approved an increase to authorized redeemable convertible preferred stock to 13,697,640, of which 9,885,981 have been designated as Series A and 3,811,659 have been designated as Series B.

   In April 1999, the shareholders approved an increase to authorized redeemable convertible preferred stock to 15,912,675, of which 9,885,981 have been designated as Series A and 6,026,694 have been designated as Series B.

Series A

   Series A shares were issued at $0.70 per share and are convertible to one share of Common Stock. Series A shares are redeemable at $0.70 per share on the seventh anniversary of the issuance of the first shares issued under this series (November 17, 2004).

Series B

   Series B shares were issued at $4.46 per share and are convertible to one share of Common Stock. Series B shares are redeemable at $4.46 per share on November 17, 2004.

                            SANDPIPER NETWORKS, INC.

All Preferred Stock

   The redeemable convertible preferred stock contains a liquidation preference of an amount equal to the price for which such share of redeemable convertible preferred stock was issued, adjusted for any stock dividends, combinations or splits with respect to such shares, plus any declared and unpaid dividends on the redeemable convertible preferred stock.

   The redeemable convertible preferred stock is generally convertible at any time, at the holder's option, into Common Stock based on the conversion ratios above, subject to future adjustment as defined. The redeemable convertible preferred stock shall automatically convert into shares of Common Stock upon the closing of an initial public offering of the Company's Common Stock, or change of control if the per share price of the stock sold in the offering is not less than $5.00 per share and the aggregate purchase price of the Common Stock sold in the offering is not less than $10.0 million. The redeemable convertible preferred stock contains voting rights identical to those of the Common Stock.

6. Convertible Notes Payable

   In 1997, in contemplation of the Series A redeemable convertible preferred stock financing (see Note 5), the Company issued convertible notes payable and warrants (see Note 8) for $600,000 (the bridge financing). In connection with the close of the Series A redeemable convertible preferred stock financing, the $600,000 in convertible notes payable were converted into 857,143 shares of Series A redeemable convertible preferred stock. In addition, during 1997, as part of the bridge financing, the Company converted accounts payable of $246,924 to a related party to a promissory note convertible into Series A redeemable convertible preferred stock. During 1997, in accordance with the terms of the agreement, the Company repaid $121,924 of the promissory note plus interest, and, in 1998, the holder converted the remaining $125,000 to Series A redeemable convertible preferred stock at $0.70 per share.

7. Deferred Compensation

   The Company recorded deferred compensation of $4,154,259 for the period from inception to September 30, 1999. The amount recorded represents the difference between the grant price and the deemed fair value of the Company's Common Stock for share subject to options granted. The amortization of the deferred compensation will be charged to operations over the vesting period of the options, which is typically four years. Total amortization recognized was $580,827 for the nine months ended September 30, 1999.

8. Stock

   The 1997 Stock Option Plan (the "Plan") provides for the grant of both incentive stock options and non-statutory stock options to employees, directors and consultants. The exercise price of the incentive stock options must equal or exceed the fair market value of the Common Stock at the grant date and the non-statutory stock options may be less than the fair market value of the Common Stock at the grant date. The incentive stock options generally vest over four years whereas the non-statutory stock options generally vest after one year. The Company has allocated 7,524,629 shares for the Plan. All options under the Plan must be exercised within ten years from the date of grant.

                            SANDPIPER NETWORKS, INC.

   Following is a summary of all stock option activity:

                              Exercise              Number of Shares
                             Price Per  ------------------------------------------
                               Share    Employees  Directors Consultants   Total
                             ---------- ---------  --------- ----------- ---------
   Outstanding at December
    31, 1998...............             1,114,147      --      117,499   1,231,646
   Granted.................  $1.00-5.00 1,505,250               75,160   1,580,410
   Exercised...............  $0.07-1.25  (224,885)             (68,777)   (293,662)
   Canceled................              (382,781)     --      (31,905)   (414,686)
                             ---------- ---------    -----     -------   ---------
   Outstanding at September
    30, 1999.                           2,011,731      --       91,977   2,103,708
                             ========== =========    =====     =======   =========
   Vested at September 30,
   1999....................             1,213,336      --      177,962   1,410,256
                             ========== =========    =====     =======   =========

   The weighted average exercise price of options granted during the nine months ended September 30, 1999 was $1.67 and the weighted average exercise price of options outstanding at September 30, 1999 was $1.20. The weighted average exercise price of options canceled during the nine months ended September 30, 1999 was $0.48 and the weighted average contractual life for options outstanding at September 30, 1999 was 9.07 years.

   Pro forma information regarding net income is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a "minimum value" option pricing model with the following assumptions for 1999: risk-free interest rate of 6.0%; no dividend yield; and an expected option life of 4 years. The weighted average fair value of options granted during 1999 was $0.29 per share.

   Based on the "minimum value" option pricing model, pro forma net loss for the nine months ended September 30, 1999 would not be materially different from the amounts of net loss reported in the Company's accompanying statements of operations.

   The "minimum value" option valuation model requires the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The pro forma net loss for the nine months ended September 30, 1999 is not representative of the pro forma effect on net income in future years, as pro forma information in future years will reflect the amortization of a larger number of stock options granted in succeeding years.

9. Warrants

   In 1997, in connection with a financing arrangement, the Company issued warrants to purchase 171,428 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. These warrants expire on March 31, 2003.

   In 1998, in connection with a financing arrangement, the Company issued warrants to purchase 107,412 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per

                            SANDPIPER NETWORKS, INC.

share. This warrant expires at the shorter of ten years from the date of grant or five years from the date of an initial public offering of the Company's Common Stock or a change in control.

   In 1999, in connection with a financing arrangement, the Company issued warrants to purchase 956,066 shares of the Company's Series B redeemable convertible preferred stock at $4.46 per share, and 125,000 shares at $10.00 per share, and 125,000 at $5.00 per share. These warrants expire at five years from the date of grant.

   In 1999, in conjunction with a financing arrangement, the Company issued warrants to purchase 22,425 shares of the Company's common stock (See note 2). The warrants expire the earlier of July 2004 or one year after any applicable lock up period applicable to the Holder after the Company's initial public offering or a change in control.

10. Defined Contribution Plan

   In 1998, the Company established defined contribution plan for certain qualified employees as defined in the plan. Participants may contribute up to the lesser of 6% of pretax compensation subject to certain limitations, or $6,000. The plan provides for required contributions of 1% to 3% by the Company as defined in the plan. The Company's accrued contribution for the nine months ended September 30, 1999 was $19,660.

11. Related Party Transactions

   Prior to financing, the Company's operating activities were performed and funded by Sandpiper Consulting, a Limited Liability Company (the "LLC") owned by several common stockholders and officers of the Company. These expenditures were accumulated at cost and converted to a convertible note in the bridge financing (see Note 6). Subsequent to the bridge financing, LLC continued to provide services directly to the Company, which were billed at cost and reimbursed from Company funds. As of September 30, 1999, the Company no longer obtains services from LLC. There were no payments to LLC relating to the nine months ended September 30, 1999.

   The LLC was a holder of 509,566 shares of the Company's Common Stock. Under an agreement with the investors in the Series A redeemable convertible preferred stock financing, LLC agreed to hold these shares exclusively for the benefit of the employees of LLC. During 1998, all LLC employees were transferred to the Company. As a result, under the terms of the agreement, these shares were purchased from the LLC for $35,670. Further, during 1998 these shares were allocated to the 1997 Stock Option Plan (see Note 8).

12. Year 2000 Issue

   The Company developed a plan to modify its information technology, as necessary, to be ready for the Year 2000. The Company completed this project at a total cost of $44,427. This amount includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. This project did not have a significant impact on operations.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders of Digital Island, Inc.

   We have audited the financial statements of Digital Island, Inc. as of September 30, 1999 and 1998, and for each of the three years in the period ended September 30, 1999, and have issued our report thereon dated October 29, 1999. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information required to included therein.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
October 29, 1999

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Digital Island, Inc.

                               Balance at  Charged to
                              Beginning of  Cost and               Balance at
         Description             Period     Expenses   Deductions End of Period
         -----------          ------------ ----------- ---------- -------------
Year ended September 30,
 1997:
  Deferred tax valuation
   allowance.................  $   22,000  $ 2,121,000  $    --    $ 2,143,000
                               ----------  -----------  --------   -----------
   Total.....................  $   22,000  $ 2,121,000  $    --    $ 2,143,000
                               ==========  ===========  ========   ===========
Year ended September 30,
 1998:
  Allowance for doubtful
   accounts..................  $      --   $   111,104  $ 56,104   $    55,000
  Deferred tax valuation
   allowance.................  $2,143,000  $ 6,218,000  $    --    $ 8,361,000
                               ----------  -----------  --------   -----------
   Total.....................  $2,143,000  $ 6,329,104  $ 56,104   $ 8,416,000
                               ==========  ===========  ========   ===========
Year ended September 30,
 1999:
  Allowance for doubtful
   accounts..................  $   55,000  $   471,602  $146,192   $   380,410
  Deferred tax valuation
   allowance.................  $8,631,000  $17,705,000  $    --    $26,066,000
                               ==========  ===========  ========   ===========
   Total.....................  $8,416,000  $18,176,602  $146,192   $26,446,410
                               ==========  ===========  ========   ===========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any informa-tion or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Special Note Regarding Forward-Looking Statements.........................   26
Price Range of Common Stock...............................................   27
Use of Proceeds...........................................................   27
Dividend Policy...........................................................   27
Capitalization............................................................   28
Selected Consolidated Financial Data......................................   29
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   31
Business..................................................................   40
Management................................................................   57
Certain Transactions......................................................   72
Principal and Selling Stockholders........................................   77
Description of Capital Stock..............................................   80
Underwriting..............................................................   84
Shares Eligible for Future Sale...........................................   86
Validity of Common Stock..................................................   87
Experts...................................................................   87
Where You Can Find More Information.......................................   87
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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                               4,500,000 Shares

                             Digital Island, Inc.

                                 Common Stock

                                ---------------

                        [LOGO OF Digital Island, Inc.]

                                ---------------

                             Goldman, Sachs & Co.

                           Bear, Stearns & Co. Inc.

                                Lehman Brothers

                              Merrill Lynch & Co.

                          Thomas Weisel Partners LLC

                             Dain Rauscher Wessels

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the Common Stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market entry and application fee.

                                                                        Amount
                                                                      to be Paid
                                                                      ----------
   Registration fee..................................................  $113,181
   NASD filing fee...................................................    30,500
   Blue Sky/NASD fees and expenses (including legal fees)............    10,000
   Nasdaq National Market entry and application fee..................    17,500
   Accounting fees and expenses......................................    80,000
   Legal fees and expenses...........................................   200,000
   Custodian and selling stockholder expenses........................    50,000
   Transfer agent and registrar fee..................................    10,000
   Printing and engraving............................................   150,000
   Miscellaneous.....................................................    88,819
                                                                       --------
     Total...........................................................  $700,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Article VII, Section 6, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnity Agreements with its officers and directors, a form of which is attached as
Exhibit 10.5 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains directors and officers liabilities insurance. Reference is made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   Since April 1, 1996, we have issued and sold the following securities:

   (a) The Registrant issued and sold 1,499,430 shares of its common stock to employees and consultants for an aggregate purchase price of $1,267,234 pursuant to direct stock issuances and the exercise of options under its 1998 Stock Option/Stock Issuance Plan.

   (b) In September 1996, the Registrant issued a warrant to purchase up to 75,000 shares of its common stock, at an exercise price of $0.10 per share (subject to adjustment), to Vanguard V, L.P.

   (c) In November 1996, the Registrant issued and sold 50,000 shares of its common stock to two individuals for an aggregate purchase price of $20,000.

   (d) In January 1997, the Registrant issued a warrant to purchase up to 20,000 shares of its common stock, at an exercise price of $0.10 per share (subject to adjustment), to Vanguard V, L.P.

   (e) In February 1997, the Registrant issued 2,005,875 shares of its common stock to several investors. Of such shares, 5,875 were sold for an aggregate consideration of $2,350, and 2,000,000 shares were converted from outstanding preferred stock.

   (f) In March 1997, the Registrant issued and sold an aggregate of 4,000,000 shares of Series A Preferred Stock to several investors for an aggregate of purchase price of $4,000,000.

   (g) In April 1997, the Registrant issued and sold 15,000 shares of its common stock to one corporation for an aggregate purchase price of $6,000.

   (h) In July 1997, the Registrant issued and sold an aggregate of 3,000,000 shares of Series B Preferred Stock to several investors for an aggregate of purchase price of $7,000,000.

   (i) In March 1998 and May 1998, the Registrant issued and sold an aggregate of 4,283,181 shares of Series C Preferred Stock to several investors for an aggregate of purchase price of $14,776,974.

   (j) In July 1998 and August 1998, the Registrant issued and sold an aggregate of 2,022,476 shares of Series D Preferred Stock to several investors for an aggregate of purchase price of $10,617,999.

   (k) In February 1999, the Registrant issued and sold an aggregate of 11,764,706 shares of Series E Preferred Stock to several investors for an aggregate of purchase price of $50,000,000.

   (l) In November 1999, the Registrant issued and sold 120,434 shares of its common stock to SRI International for certain technology with an aggregate value of $6,000,000.

   (m) In January 2000, the Registrant issued and sold an aggregate of 509,430 shares of common stock to Sun Microsystems, Inc. and Inktomi Corporation for an aggregate purchase price of $26,000,000.

   (n) In January 2000, the Registrant issued and sold an aggregate of 799,989 shares of common stock to the former stockholders of Live On Line, Inc. for the acquisition of all capital stock of Live On Line having an aggregate value of $70,849,098.

   None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

  1.1    Form of Underwriting Agreement

  2.1*   Agreement and Plan of Reorganization dated as of October 24, 1999, by and among the Registrant, Beach Acquisition Corp. and Sandpiper
          Network, Inc.

  3.1*   Amended and Restated Certificate of Incorporation

  3.2*   Bylaws, as amended to date

  4.1    Reference is made to Exhibit 3.1

  4.2    Reference is made to Exhibit 3.2

  4.3*   Specimen Common Stock Certificate

  4.4*   Amended and Restated Investors' Rights Agreement, among the Registrant and the parties listed on the signature pages thereto, dated February
          19, 1999

  4.5*   Amendment No. 1 to Amended and Restated Investors' Rights Agreement,
          dated April 9, 1999.

  5.1    Opinion of Brobeck, Phleger & Harrison LLP

 10.1*   1997 Stock Option and Incentive Plan

 10.2*   1998 Stock Option/Stock Issuance Plan, as amended to date

 10.3*   1999 Stock Incentive Plan

 10.4*   1999 Employee Stock Purchase Plan

 10.5*   Form of Indemnification Agreement for Officers and Directors

 10.6*   Employment Agreement between the Registrant and Ruann Frnst

 10.7*   Employment Agreement between the Registrant and Allan Leinwand

 10.8*   Employment Agreement between the Registrant and Timothy M. Wilson

 10.9*   Employment Agreement between the Registrant and Paul Evenson

 10.10** Employment Agreement between the Registrant and Michael T. Sullivan

 10.11*  Employment Agreement between the Registrant and Leo S. Spiegel

 10.12*  Employment Agreement between the Registrant and Andrew Swart

 10.13*  Employment Agreement between the Registrant and David Farber

 10.14*  Lease between the Registrant and Bishop Street Associates, dated
          October 21, 1996, as amended to date.

 10.15*  Lease Agreement between the Registrant and Forty-Five Fremont
          Associates, dated May 5, 1999.

 10.16* Note Secured by Stock Pledge Agreement by Ruann Ernst to Registrant, dated April 21, 1999.

 21.1+   Subsidiaries of the Registrant

 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants

 23.2    Consent of Ernst & Young LLP, Independent Auditors

 23.3    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)

 24.1+   Power of Attorney

 27.1*** Financial Data Schedule

 * Incorporated by reference to Exhibits of the Registrant's Registration Statement on Form S-4 (File No. 333-92393), filed on December 9, 1999.
** Incorporated by reference to Exhibit of the Registrant's Registration
   Statement on Form S-1 (File No. 333-77039) filed on April 26, 1999. ***Incorporated by reference to Exhibit of the Registrant's Annual Report on
 Form 10-K, filed on December 28, 1999.

+ Previously filed

   (b) SCHEDULE II -- Valuation and Qualifying Accounts S-2

   Financial Statement Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on this 1st day of February, 2000.

                                          DIGITAL ISLAND, INC.

                                                   /s/ Ruann F. Ernst
                                          By: _________________________________
                                                      Ruann F. Ernst
                                                Chief Executive Officer and
                                                         President



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:

              Signature                          Title                  Date
              ---------                          -----                  ----

         /s/ Ruann F. Ernst            Chairman of the Board of   February 1, 2000
______________________________________  Directors and Chief
            Ruann F. Ernst              Executive Officer
                                        (Principal Executive
                                        Officer)

                  *                    Chief Financial Officer    February 1, 2000
______________________________________  (Principal Financial
            T. L. Thompson              Officer and Principal
                                        Accounting Officer)
                  *                    President and Director     February 1, 2000
______________________________________
            Leo S. Spiegel

              Signature                          Title                  Date
              ---------                          -----                  ----

                  *                    Director                   February 1, 2000
______________________________________
             Charlie Bass

                  *                    Director                   February 1, 2000
______________________________________
          Christos Cotsakos
                  *                    Director                   February 1, 2000
______________________________________
          Marcelo A. Gumucio
                  *                    Director                   February 1, 2000
______________________________________
           Cliff Higgerson
                  *                    Director                   February 1, 2000
______________________________________
          G. Bradford Jones
                  *                    Director                   February 1, 2000
______________________________________
            Robert Kibble
                  *                    Director                   February 1, 2000
______________________________________
           Shahan Soghikian

*  Pursuant to Power of Attorney previously filed with the Commission

         /s/ Ruann F. Ernst            Attorney-in-fact
______________________________________
            Ruann F. Ernst

                                 Exhibit Index

 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement

  2.1*   Agreement and Plan of Reorganization dated as of October 24, 1999, by and among the Registrant, Beach Acquisition Corp. and Sandpiper
          Network, Inc.

  3.1*   Amended and Restated Certificate of Incorporation

  3.2*   Bylaws, as amended to date

  4.1    Reference is made to Exhibit 3.1

  4.2    Reference is made to Exhibit 3.2

  4.3*   Specimen Common Stock Certificate

  4.4*   Amended and Restated Investors' Rights Agreement, among the Registrant and the parties listed on the signature pages thereto, dated February
          19, 1999

  4.5*   Amendment No. 1 to Amended and Restated Investors' Rights Agreement,
          dated April 9, 1999.

  5.1    Form of Opinion of Brobeck, Phleger & Harrison LLP

 10.1*   1997 Stock Option and Incentive Plan

 10.2*   1998 Stock Option/Stock Issuance Plan, as amended to date

 10.3*   1999 Stock Incentive Plan

 10.4*   1999 Employee Stock Purchase Plan

 10.5*   Form of Indemnification Agreement for Officers and Directors

 10.6*   Employment Agreement between the Registrant and Ruann Frnst

 10.7*   Employment Agreement between the Registrant and Allan Leinwand

 10.8*   Employment Agreement between the Registrant and Timothy M. Wilson

 10.9*   Employment Agreement between the Registrant and Paul Evenson

 10.10** Employment Agreement between the Registrant and Michael T. Sullivan

 10.11*  Employment Agreement between the Registrant and Leo S. Spiegel

 10.12*  Employment Agreement between the Registrant and Andrew Swart

 10.13*  Employment Agreement between the Registrant and David Farber

 10.14*  Lease between the Registrant and Bishop Street Associates, dated
          October 21, 1996, as amended to date.

 10.15*  Lease Agreement between the Registrant and Forty-Five Fremont
          Associates, dated May 5, 1999.

 10.16* Note Secured by Stock Pledge Agreement by Ruann Ernst to Registrant, dated April 21, 1999.

 21.1+   Subsidiaries of the Registrant

 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants

 23.2    Consent of Ernst & Young LLP, Independent Auditors

 23.3    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)

 24.1+   Power of Attorney

 27.1*** Financial Data Schedule

--------

  * Incorporated by reference to Exhibits of the Registrant's Registration Statement on Form S-4 (File No. 333-92393), filed on December 9, 1999.
 ** Incorporated by reference to Exhibit of the Registrant's Registration
    Statement on Form S-1 (File No. 333-77039) filed on April 26, 1999.
*** Incorporated by reference to Exhibit of the Registrant's Annual Report on Form 10-K, filed on December 28, 1999.

 +  Previously Filed